     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 2000



                                                      REGISTRATION NO. 333-30636

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               MEDSITE.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7375                            13-3982605
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)
                                     60 EAST 13TH STREET, 3RD FLOOR
                                        NEW YORK, NEW YORK 10003
                                             (212) 253-6913

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                  SUNDEEP BHAN
                            CHIEF EXECUTIVE OFFICER
                               MEDSITE.COM, INC.
                         60 EAST 13TH STREET, 3RD FLOOR
                            NEW YORK, NEW YORK 10003
                                 (212) 253-6913
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:


              JEFFREY D. SAPER, ESQ.                             KRIS F. HEINZELMAN, ESQ.
                  SELIM DAY, ESQ.                                 CRAVATH, SWAINE & MOORE
         WILSON SONSINI GOODRICH & ROSATI                            825 EIGHTH AVENUE
             PROFESSIONAL CORPORATION                                 WORLDWIDE PLAZA
                650 PAGE MILL ROAD                             NEW YORK, NEW YORK 10019-7475
         PALO ALTO, CALIFORNIA 94304-1050                             (212) 474-1000
                  (650) 493-9300


                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF            AMOUNT TO BE        AGGREGATE OFFERING     AGGREGATE OFFERING         AMOUNT OF
   SECURITIES TO BE REGISTERED         REGISTERED(1)        PRICE PER SHARE(2)        PRICE(1)(2)        REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.000033
  per share.......................       10,350,000               $12.00            $124,200,000.00           $32,789.00
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------



(1) Includes shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.



(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).



(3) $26,400 was previously paid.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED APRIL 4, 2000



                                9,000,000 Shares


                                     [LOGO]

                               MEDSITE.COM, INC.

                                  Common Stock

                               ------------------


     Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $10.00 and $12.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "MSTE".



     The underwriters have an option to purchase a maximum of 1,350,000 additional shares to cover over-allotments of shares.



     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.  SEE "RISK FACTORS" ON PAGE
7.


                                                                  UNDERWRITING
                                                       PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                                        PUBLIC     COMMISSIONS    MEDSITE.COM
                                                       --------   -------------   -----------
Per Share............................................  $            $              $
Total................................................  $            $              $

     Delivery of the shares of common stock will be made on or about
            , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                          BEAR, STEARNS & CO. INC.

                                           CIBC WORLD MARKETS

                                                          E*OFFERING

                The date of this prospectus is                , 2000.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    3
RISK FACTORS..........................    7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   18
USE OF PROCEEDS.......................   18
DIVIDEND POLICY.......................   18
CAPITALIZATION........................   19
DILUTION..............................   20
SELECTED FINANCIAL DATA...............   21
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   22
UNAUDITED PRO FORMA FINANCIAL DATA....   28
BUSINESS..............................   30



                                        PAGE
                                        ----
MANAGEMENT............................   41
RELATED PARTY TRANSACTIONS............   51
PRINCIPAL STOCKHOLDERS................   54
DESCRIPTION OF CAPITAL STOCK..........   56
SHARES ELIGIBLE FOR FUTURE SALE.......   58
UNITED STATES TAX CONSEQUENCES TO
  NON-U.S. HOLDERS....................   60
UNDERWRITING..........................   63
NOTICE TO CANADIAN RESIDENTS..........   66
LEGAL MATTERS.........................   67
EXPERTS...............................   67
WHERE YOU CAN FIND MORE INFORMATION...   67
INDEX TO FINANCIAL STATEMENTS.........  F-1


                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read this entire prospectus carefully, including the risk factors and financial statements.

                                  MEDSITE.COM


     Medsite.com is a provider of online business-to-business e-commerce, information and communication products and services to the physician. We design our products and services to meet the needs of physicians throughout their careers, beginning in medical school, extending through residency and continuing into clinical practice. The relationship we build with our customers enables us to offer pharmaceutical, managed care, medical device and other healthcare companies with an attractive means of reaching physicians.



     There are approximately 620,000 physicians who provide patient care in the United States. We believe physicians are the focal point of the healthcare industry as they directly or indirectly influence an estimated 80% of healthcare expenditures. In 1999, healthcare expenditures in the United States totaled an estimated $1.1 trillion, representing the largest segment of our gross domestic product. Physicians' business needs are diverse and include purchasing medical and office supplies, obtaining medical information and educational materials and communicating effectively with their colleagues and patients. Physicians prescribe drugs and order medical procedures, and pharmaceutical companies and other medical manufacturers and service companies seek to educate and influence the physician.



     Physicians can purchase online from us a comprehensive selection of medical supplies, books and other practice needs through our e-commerce offerings. Our information management tools help physicians filter and organize the stream of medical data required to stay current with medical practices, including information from medical journals, medical databases, continuing medical education providers and news sources. Our communication products and services assist physicians in communicating with their patients and colleagues using the internet.



     We have created an online distribution network to reach the physician through our agreements with medical websites, universities, medical associations and healthcare organizations. We offer our products and services through Medsite.com, which is linked to over 200 other healthcare websites including co-branded websites operated by the American Medical Association, the American Medical Students Association, ePhysician, Healtheon/WebMD, Medscape and Physicians' Online, among other websites.



     Our objective is to be both an online destination site for the physician and a marketing channel for pharmaceutical and other healthcare companies to reach the physician. Key elements of our strategy include:


     - assessing the physician's needs and providing products and services that address those needs,


     - making additional products and services available to physicians through www.medsite.com and other websites,



     - forming alliances with businesses to provide fulfillment for our direct sales to physicians, and aggregating the buying power of our physician customers to realize lower costs of goods for us and our physician customers and



     - increasing our sales by expanding pharmaceutical company sponsorship of physicians' purchases from us and enabling pharmaceutical companies to reach physicians online.



     In December 1999, we acquired Total Health Products, a company that sells medical supplies and books to physicians. In January 2000, we acquired American Medical Communications, Inc., a creator of medical education information. We intend to continue the offline operations of Total Health and American Medical as we integrate their businesses with our online business.

     Although we derived approximately 85% of our revenue in 1999 from the sale of medical books, recently we expanded our revenues from supplies and other offerings through the acquisitions of Total Health and American Medical and expanded our online product and service offerings to increase and diversify the sources of our revenue. After giving effect to our recent acquisition of Total Health as though it had occurred on January 1, 1999, approximately 45% and 54% of our revenue in 1999 came from medical supplies and medical books, respectively.



     We have a history of significant losses including approximately $19.2 million for the year ended December 31, 1999 and anticipate incurring future losses which may be substantial. If physicians do not continue to purchase products and services through our website, our business may suffer. Internet e-commerce is an emerging and highly competitive marketplace with relatively low barriers to entry. If we are unsuccessful in implementing our business strategy, we may not be able to increase our sales or become profitable.



     We were organized as a New York limited liability company in November 1995. In November 1997, we reorganized as a Delaware corporation. Our principal executive offices are located at 60 East 13th Street, 5th Floor, New York, New York 10003, and our telephone number is (212) 253-6913. Our world wide web address is www.medsite.com. The information on our website is not part of this prospectus.



     Medsite, Medcite, Medsite University and The Physician's Home on the internet are our trademarks. Other trademarks or service marks appearing in this prospectus are trademarks or service marks of the companies that use them.

                                  THE OFFERING


Common stock offered..........   9,000,000 shares



Common stock to be outstanding
after this offering...........   60,310,749 shares



Use of proceeds...............   We intend to use the proceeds from this
                                 offering for general corporate purposes, sales and marketing, technical and support services, product development and working capital. We also may use a portion to acquire complementary businesses.


Proposed Nasdaq National
Market symbol.................   MSTE

     The share amounts in this table are based on shares outstanding as of December 31, 1999. This table excludes:


     - 4,875,000 shares of common stock reserved for issuance under our 1999 stock plan as of December 31, 1999, 4,767,000 of which are subject to outstanding options,



     - 7,500,000 shares of common stock reserved for issuance under our 2000 stock plan as of February 8, 2000, none of which are subject to outstanding options,



     - 2,250,000 shares of common stock available for issuance under our 2000 employee stock purchase plan,



     - 375,000 shares of common stock available for issuance under our 2000 director option plan,



     - 992,133 shares of common stock reserved that are issuable on the exercise of outstanding warrants, at a per share weighted average exercise price of $2.07, and



     - the issuance of 690,000 shares of our common stock in connection with acquisitions we have completed since December 31, 1999, including our acquisition of American Medical.

                            ------------------------

     Except as otherwise indicated, information in this prospectus is based on the following assumptions:


     - 10,316,788 shares of convertible preferred stock which will convert into 25,039,053 shares of our common stock immediately before completion of this offering,



     - the issuance of 690,000 shares of common stock in connection with acquisitions we have completed since December 31, 1999, including our acquisition of American Medical,



     - no exercise of the underwriters' over-allotment option,



     - the filing of our amended and restated certificate of incorporation upon completion of this offering, and



     - the effectiveness of a three-for-two stock split of our common stock immediately prior to the effective date of this prospectus.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                       YEAR ENDED DECEMBER 31,
                                                     ----------------------------
                                                     1997      1998        1999      PRO FORMA
                                                     -----    -------    --------    ---------
STATEMENT OF OPERATIONS DATA:
Net sales..........................................  $ 297    $ 1,417    $  8,893    $ 21,694
Cost of sales......................................     90      1,300       8,883      17,714
                                                     -----    -------    --------    --------
Gross profit.......................................    207        117          10       3,980
                                                                                     --------
Operating expenses:
  General and administrative.......................    439      1,288       7,117      12,419
  Sales and marketing..............................    115        541       7,174       7,671
  Product and technology development...............     66        172       1,371       1,371
  Depreciation and amortization....................     --         14         833       3,284
                                                     -----    -------    --------    --------
  Total operating expenses.........................    620      2,015      16,495      24,745
                                                     -----    -------    --------    --------
Loss from operations...............................   (413)    (1,898)    (16,485)    (20,765)
Interest income (expense), net.....................    (17)       (38)        337          (3)
                                                     -----    -------    --------    --------
Net loss...........................................   (430)    (1,936)    (16,148)    (20,768)
Accreted dividends on preferred stock..............     --         --      (3,013)     (3,013)
                                                     -----    -------    --------    --------
Net loss attributable to common stockholders.......  $(430)   $(1,936)   $(19,161)   $(23,781)
                                                     =====    =======    ========    ========
Net loss per share attributable
  to common stockholders, basic and diluted........     --    $ (0.10)   $  (0.79)   $  (0.92)
                                                                                     ========
Weighted-average shares outstanding................     --     18,769      24,144      25,794
                                                                                     ========
Pro forma net loss per share basic and diluted
  (unaudited)......................................
Shares used in computing pro forma net loss per
  share, basic and diluted (unaudited).............



                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                                          PRO FORMA
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents, and short term investments..........  $33,714     $124,434
Restricted cash equivalents.................................    1,503        1,503
Working capital.............................................   30,922      121,642
Total assets................................................   58,892      149,612
Redeemable convertible preferred stock......................   55,500           --
Stockholders' equity (deficit)..............................   (7,206)     139,014



     The preceding balance sheet data is shown on an actual and a pro forma as adjusted basis to give effect to the sale of shares 9,000,000 of common stock by Medsite.com in this offering at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses.



     The pro forma financial information reflects the effects of our acquisition of Total Health, recorded under the purchase method of accounting as if it had occurred on January 1, 1999. Adjustments to the Pro Forma Statement of Operations are comprised of:



     (a) an increase in amortization expense of $2.3 million for the amortization of the excess of purchase price over the estimated fair value of net assets acquired over a five-year period, and



     (b) a decrease in interest income of approximately $257,000 for the year associated with approximately $5.6 million of cash and investments used to partially fund the purchase price of Total Health.



     The pro forma net loss per share is computed on the basis described in Note 1 of our consolidated financial statements.



     The pro forma weighted average common shares outstanding reflects the net increase as a result of our acquisition of Total Health.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including the financial statements and related notes, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

                         RISKS RELATED TO OUR BUSINESS


WE HAVE A HISTORY OF SIGNIFICANT LOSSES, WE EXPECT CONTINUING LOSSES WHICH MAY BE SUBSTANTIAL AND WE MAY NEVER ACHIEVE PROFITABILITY.



     We have a history of significant losses. For the year ended December 31, 1999, we incurred net losses of approximately $19.1 million and had an accumulated deficit of approximately $21.1 million. We expect to continue to incur net losses which may be substantial for the foreseeable future and we may never become profitable. We cannot assure you that our revenues will continue to grow or that we will achieve or maintain profitability in the future. In addition, our recent acquisitions of Total Health and American Medical will result in goodwill amortization of approximately $3.6 million for the year 2000.



     As our business evolves, we expect to introduce new products and services which will likely result in significantly increased product development, sales and marketing and administrative expenses. Consequently, we will need to significantly increase our revenues to achieve and maintain profitability.



WE HAVE A LIMITED HISTORY OF OPERATING OUR BUSINESS UNDER OUR CURRENT MODEL AND ANY PREDICTIONS ABOUT OUR FUTURE REVENUES AND EXPENSES MAY NOT BE AS ACCURATE AS THEY WOULD BE IF WE HAD A LONGER HISTORY OF OPERATING OUR BUSINESS AS CURRENTLY CONDUCTED.



     Our limited history of operating our current business, which includes our inventory and fulfillment operations, makes predicting our future revenues and expenses more difficult than if we had a longer history of operating our business than we currently do. From our inception in November 1995 until September 1997, we were in the business of selling medical software. In February 1997, we launched our website www.medsite.com to enable the purchase of our software over the internet. In September 1997, we enhanced Medsite with Medsite Books and began generating revenue from the sale of medical books and software over the internet. In February 1998, Medsite Mail was added as a web-based e-mail service for Medsite users. During 1999, we began offering additional products and services, entered into additional fulfillment arrangements, added our own inventory and fulfillment operations through our acquisition of Total Health in December 1999, and broadened our distribution channels.


IF PHYSICIANS DO NOT ADOPT THE INTERNET TO FULFILL THEIR TRADITIONAL NEEDS FOR INFORMATION, SERVICES AND PRODUCTS, WE WILL BE UNABLE TO GENERATE REVENUES AND MAY BE UNABLE TO CONTINUE OUR OPERATIONS.


     Our success depends upon achieving significant market acceptance of our products and services by physicians. Failure to achieve or maintain market acceptance of Medsite.com or the internet in general would result in a loss of revenues. Physicians may not accept Medsite.com or the internet as a replacement for traditional sources of healthcare products and services. The internet may not become a viable channel for these products and services because:



     - physicians may not be willing to transmit their confidential data, such as credit card numbers, over the internet because of fears that unauthorized internet users will obtain access to their information and misuse it,



     - physicians may not be willing to use the internet for purchases because of fears that their internet purchasing data can be collected and used without their consent,

     - physicians may not be willing to use the internet if they experience delays related to telecommunications connectivity or internet-related system failures, such as the failure of our website, or if they prefer to use traditional channels to purchase products and services, and



     - internet service providers may impose or increase access fees, which could deter our customers and prospective customers from visiting our website.



IF WE ARE UNABLE TO SELL OUR PRODUCTS AND SERVICES TO PHYSICIANS, WE WILL BE UNABLE TO GENERATE REVENUES AND UNABLE TO CONTINUE OPERATIONS.



     We have developed our business to sell products and services primarily to physicians and our ability to generate revenues is highly dependent on our sales to physicians. If we are unable to build and maintain a customer base of physicians, we may be unable to increase our revenues or continue our operations. Failure to maintain a customer base of physicians may result from:


     - our inability to provide services that physicians need,

     - our failure to offer new services that physicians need and want,

     - our inability to market our brand name to a broad audience of physicians,


     - our inability to maintain an easily accessible and easily navigable online interface, or


     - increased competition.


IF WE ARE UNABLE TO COMPLETE THE INTEGRATION OF TOTAL HEALTH WITH OUR ONLINE BUSINESS, WE MAY NOT BE ABLE TO REALIZE THE FULL BENEFITS OF OPERATING PRIMARILY AS AN INTERNET COMPANY.



     Total Health, which we acquired in December 1999, generated revenues of approximately $12.8 million for the eleven months ended November 30, 1999 from the sale of medical supplies and books to physicians. Although we have begun to integrate Total Health with our online business, if we fail to complete this integration, we will be unable to attract Total Health's customers to our online business to cross-sell our products to these customers and increase our revenues. Currently, through our Total Health subsidiary, we issue paper certificates to physicians that are paid for by pharmaceutical companies as incentives for participation in pharmaceutical company sponsored events. Certificates can also be issued over the internet, and all certificates, whether issued in paper or in electronic form, can be redeemed for merchandise through our website. When physicians visit our website to redeem their certificates, we intend to promote and sell to them additional products and services.



     The loss of a major customer of our Total Health subsidiary could result in lower than expected revenues. In 1999, two Total Health customers accounted for approximately 56% of Total Health's revenues, and in 1998, two customers accounted for approximately 75% of Total Health's revenues. We expect that a small number of customers will continue to account for a high percentage of our Total Health subsidiary's revenues for the forseeable future.



WE DEPEND ON THE PHARMACEUTICAL INDUSTRY TO INCREASE OUR REVENUES.



     Historically, we have not recognized significant revenue directly from pharmaceutical companies. However, we are currently offering directly to pharmaceutical companies products and services that will enable us to generate additional revenues. In addition, we recently acquired Total Health, a company that derives revenue through medical supply and book sales to physicians subsidized by marketing organizations working on behalf of pharmaceutical companies. These marketing organizations organize and manage physician-attended seminars and conferences for pharmaceutical companies that market their products at these seminars. We believe that our current Total Health business is indirectly dependent on the willingness of pharmaceutical companies to market their products to physicians at these conferences and seminars. Also, we believe our future prospects will be heavily dependent on marketing expenditures by pharmaceutical companies. Some of the potential adverse developments in the pharmaceutical industry that could affect our revenues include:



     - public or private marketing initiatives or reforms designed to regulate or modify the manner in which pharmaceutical companies promote their products or



     - regulatory or legislative developments that discourage or prohibit pharmaceutical companies' promotional activities.



     To the extent any of the above occurs, pharmaceutical companies may not continue to market their products to physicians at seminars and meetings and we would be unable to realize a benefit from our PharmaDirect program.



IF WE ARE UNABLE TO FULLY IMPLEMENT OUR PHARMADIRECT PROGRAM, WE MAY NOT BE ABLE TO INCREASE OUR SALES TO PHYSICIANS AND OUR BUSINESS PROSPECTS MAY DIMINISH.



     Our plan for future growth in revenue will require expansion of our PharmaDirect program. The acquisition of Total Health and American Medical are designed to expand our PharmaDirect offerings. However, if pharmaceutical companies fail to purchase our products and services, we will not be able to implement our current business plan and our prospects will diminish.



     Through our PharmaDirect program, we offer pharmaceutical companies an opportunity to present product information to physicians either online or at events, such as seminars or conferences, that are paid for by pharmaceutical companies. Pharmaceutical companies can subsidize physician usage of our online products including medical education products acquired through American Medical. Pharmaceutical companies can also provide product information to targeted physicians over our website. We provide certificates to physicians as an incentive to review this information. Physicians redeem these certificates as well as paper certificates received at pharmaceutical company sponsored conferences and seminars, both of which are paid for by pharmaceutical companies, against products and services provided by Medsite.


OUR QUARTERLY REVENUES AND OPERATING RESULTS MAY VARY, WHICH MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.


     Though our revenues have not historically fluctuated, our quarterly revenues and operating results may fluctuate in future periods because of a number of factors, such as our ability to completely integrate Total Health's business with our current online business and our increased fixed costs attributable to maintaining the inventory or operations we acquired with Total Health. A substantial portion of our current and future costs is fixed. Substantially all of our sales and marketing, general and administrative and product development costs are fixed and will not vary with changes in sales. We may be unable to adjust our expenses in a period to compensate for revenues that are lower than we expect.



OUR MEDSITE BRANDS MAY NOT ACHIEVE THE BROAD RECOGNITION NECESSARY FOR US TO CONTINUE TO INCREASE OUR CUSTOMER BASE.



     We believe that broad recognition and favorable perception of the Medsite brands are essential to our future success. If we fail to achieve this recognition and perception, we may not be able to attract customers. Successful positioning of Medsite will largely depend on:


     - the success of our advertising and promotional efforts,


     - our ability to enhance our existing strategic marketing relationships and


     - our ability to continue to provide high-quality products and services for physicians.

     We incurred sales and marketing expenses of approximately $7.2 million during the year ended December 31, 1999. To increase awareness of the Medsite brands, we expect to spend significantly more on sales and marketing in the future. If our brand enhancement strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase future revenues.

IF WE FAIL TO PROTECT OUR BRAND, WE MAY CONFRONT DIFFICULTIES IN MARKETING OUR PRODUCTS AND SERVICES.



     We rely on trademark law to protect our brand. Third parties may assert infringement or other intellectual property claims against us. These factors could hinder our ability to market our products and services.


IF OUR CUSTOMERS DO NOT PROVIDE US WITH ACCURATE INFORMATION ABOUT THEMSELVES, OUR PHARMADIRECT PROGRAM MAY BE LESS ATTRACTIVE TO PHARMACEUTICAL COMPANIES.


     If we are unable to identify our customers, our PharmaDirect program may be less attractive to pharmaceutical companies, and our revenues may decline. We identify our customers as physicians, residents and students based on information customers supply to us at the time of purchase, though this information may not be accurate.


IF WE CANNOT MANAGE OUR EXPECTED GROWTH, WE MAY NOT BE ABLE TO SUCCESSFULLY OFFER OUR PRODUCTS AND SERVICES AND IMPLEMENT OUR BUSINESS PLAN.


     Since we began operations, we have significantly increased the size of our operations. Our sales have increased from $1.4 million in 1998 to $8.9 million in 1999. In addition, in December 1999, we acquired Total Health, which had revenues of approximately $12.8 million for the eleven months ending November 30, 1999. This growth has placed, and we expect that any future growth we experience will continue to place, a significant strain on our management, systems and resources. If we cannot manage our expected growth, we may be unable to successfully offer our products and services and implement our business plan. To manage anticipated growth of our operations, we must:


     - improve existing and implement new operational, financial and management information controls, reporting systems and procedures,

     - expand, train and manage our employee base, and

     - maintain close coordination among our technical, finance, marketing, sales and editorial staffs.


IF OUR NETWORK INFRASTRUCTURE IS INSUFFICIENT TO MANAGE OUR WEBSITE TRAFFIC, WE MAY LOSE CUSTOMERS, FAIL TO ATTRACT NEW CUSTOMERS AND LOSE REVENUE.



     Our operations depend on our network infrastructure capacity to manage existing and increased customer traffic through our websites. Since we expect product and service sales over the internet to constitute most of our future sales, we will need to increase the volume of traffic over our websites to increase our revenue. If our network infrastructure has insufficient capacity to manage increased customer traffic, we will be unable to increase our online sales and our revenues will not increase. In addition, this expansion could cause systems interruptions or degradations in customer service. Any of these problems could result in bad publicity, reduced revenues or damage to our reputation.


IF WE CANNOT ATTRACT AND RETAIN KEY PERSONNEL, WE MAY BE UNABLE TO EXECUTE OUR BUSINESS STRATEGY.


     Our future success will depend on our ability to attract and retain highly skilled personnel. Our executive offices are located in an area of New York City commonly referred to as the Silicon Alley, where we face extreme competition for professionals from other internet companies as well as from more traditional occupations. We have increased the number of our employees from 15 on December 31, 1998 to 165 on December 31, 1999. To expand our operations, we will need to continue to hire new employees during the next 12 months. Although we cannot predict the number of employees we will need to hire, we may need to increase our employee base by as much or more than our increase from 1998 to 1999. If we fail to identify, attract, retain and motivate highly skilled personnel, we may be unable to successfully introduce new products or services or otherwise implement our business strategy.

WE MAY FAIL TO IMPLEMENT OUR ACQUISITION STRATEGY, WHICH WOULD PREVENT US FROM EXPANDING OUR PRODUCT AND SERVICE OFFERINGS AND COULD RESULT IN LOWER REVENUES.


     We recently acquired two medical companies, Total Health and American Medical, and we may make additional acquisitions or investments in the future. The process of integrating acquisitions is complex and will place significant demands on our management, technical, financial and other resources, which could lead to higher than anticipated costs or lower than expected revenues. The successful integration of these acquisitions is critical to our future success. Some of the factors that will affect our ability to successfully integrate an acquired company include:


     - our ability to assimilate the personnel and operations of the acquired company,


     - our ability to retain the personnel of the acquired company and


     - the extent to which newly acquired services or technologies are incompatible with and must be integrated into our existing services and marketing, sales and support efforts.


     In addition, if we finance the acquisitions by issuing equity securities, this could dilute our existing stockholders. Any amortization of goodwill or other assets, or other charges resulting from the costs of these acquisitions, could adversely affect our operating results. The acquisition of Total Health resulted in goodwill of $12.3 million, which is being amortized on a straight-line basis over five years starting in December 1999. The acquisition of American Medical resulted in goodwill of $5.8 million, which is being amortized on a straight-line basis over five years starting in January 2000.


WE DEPEND ON THIRD PARTIES TO SUPPLY AND FULFILL GOODS PURCHASED ON OUR WEBSITE TO OUR CUSTOMERS. IF THE COST OF GOODS TO US CHANGE, OR IF OUR SUPPLIERS DO NOT PERFORM ADEQUATELY, OUR MARGINS OR REPUTATION MAY BE HARMED.


     If our third-party suppliers increase their prices of the goods and services we purchase from them, our margins may be harmed. We currently do not maintain a significant inventory. We rely on third parties to maintain our inventories and to fulfill those goods to purchasers. Since January 2000, approximately 43% of our consolidated revenue was derived from the sale of products we fulfilled through third parties. In particular, we depend on Matthews Medical, a distributor of medical text books, software and supplies in which we recently made an equity investment, to supply our medical books, software and supplies. In 1999, Matthews Medical supplied substantially all of the medical books, software and supplies we sold. Our business could be significantly disrupted if our suppliers failed to deliver goods to our customers. If for any reason our suppliers are unable or unwilling to supply goods to our customers in sufficient quantities and in a timely manner, or if our agreements with these suppliers are terminated, we may not be able to secure alternative means of fulfillment on acceptable terms in a timely manner, or at all.


     Because we rely on third parties to fulfill orders, we depend on their systems for tracking inventory and financial data. If our distributors' systems fail or are unable to scale or adapt to changing needs, or if we cannot integrate information systems with any new distributors, we may not have adequate, accurate or timely inventory or financial information. We also rely on third-party carriers for shipments to and from distribution facilities. We are therefore subject to the risks, including employee strikes and inclement weather, associated with our distributors and of our carriers' ability to provide product fulfillment and delivery services to meet our distribution and shipping needs. Failure to deliver products to our customers in a timely and accurate manner would harm our reputation, the Medsite brand and our results of operations.


IF WE ARE UNABLE TO SAFEGUARD CONFIDENTIAL INFORMATION, OUR REPUTATION MAY BE HARMED AND WE MAY BE EXPOSED TO LIABILITY.



     Our systems infrastructure is hosted with an offsite service provider. We cannot assure you that we will be able to prevent unauthorized individuals from gaining access to data stored by our service provider. If any compromise or breach of security were to occur, it could harm our reputation and expose us to liability. Any unauthorized access to our servers could result in the misappropriation of confidential customer information or cause interruptions in our services. It is also possible that one of our employees could attempt to misuse confidential customer information, exposing us to liability.


WE COULD BE LIABLE FOR PRODUCT LIABILITY CLAIMS RELATED TO PRODUCTS AND SERVICES PURCHASED THROUGH OUR WEBSITE, WHICH COULD RESULT IN PROTRACTED AND COSTLY LITIGATION AND LIABILITY.

     Many of the products obtained by customers through our system may be used to treat patients, including medical equipment and supplies, prescription drugs, non-prescription drugs and dietary supplements. Any defects or other performance problems of these products could result in injury to these patients. A product liability claim brought against us could expose us to substantial liability and, even if not successful, would likely be time consuming and costly, would divert management attention from the operation of our business, and could seriously harm our business. Any insurance coverage we have may not be applicable to such a claim. Even if our insurance is applicable, the amount of coverage may be inadequate.


THE INFORMATION ON OUR WEBSITE MAY EXPOSE US TO CLAIMS FOR NEGLIGENCE OR COPYRIGHT AND TRADEMARK INFRINGEMENT, WHICH COULD RESULT IN SUBSTANTIAL COSTS AND LIABILITIES.



     Our website contains information concerning the products offered by suppliers, including information, product descriptions, specifications and pricing. This information is provided by suppliers and we generally do not independently verify this information. If any of this information is erroneous, such as pricing inaccuracies or mislabeling, we could potentially face liability for negligence, our public relations could suffer and we could lose customers. In addition, we could also potentially face liability for copyright or trademark infringement if the suppliers of our medical education do not comply with copyright and trademark law. A successful claim could subject us to significant liability that would harm our reputation and financial results. Even the successful defense of a claim could divert the attention of our management and damage our brand perception and reputation.



WE RELY ON OUR SUPPLIERS AND THEIR CARRIERS TO COMPLY WITH GOVERNMENT REGULATIONS REGARDING THE SALE AND DISTRIBUTION OF REGULATED PRODUCTS, AND THEIR FAILURE TO COMPLY COULD RESULT IN SUBSTANTIAL CIVIL AND CRIMINAL LIABILITY.



     Many of the products offered through our website are subject to direct regulation by governmental agencies. We rely upon our suppliers to meet all packaging, distribution, labeling, hazard and health information notice, record-keeping and licensing requirements applicable to transactions conducted on our system. We may be subject to liability for violations of these regulations regardless of our actual involvement in a violation. We cannot assure you that our suppliers or their carriers will comply with all applicable government regulations. We could be fined or exposed to civil or criminal liability for any violations which could have a negative impact on our business or financial results.


WE MAY NEED TO OBTAIN ADDITIONAL FINANCING WHICH MAY BE UNAVAILABLE OR, IF IT IS AVAILABLE, MAY RESULT IN A REDUCTION IN PERCENTAGE OWNERSHIP OF OUR EXISTING STOCKHOLDERS.

     The proceeds of this offering are expected to be sufficient to meet our cash requirements for at least the next twelve to eighteen months. However, we may need to raise additional funds in order to:

     - finance unanticipated working capital requirements,

     - develop or enhance our technological infrastructure and our existing services,

     - fund strategic relationships,

     - respond to competitive pressures, or

     - acquire complementary businesses, technologies, products or services.

     Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures would be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing stockholders will be reduced, and these securities may have rights, preferences or privileges senior to those of our existing stockholders.

WE HAVE LIMITED EXPERIENCE WITH INTERNATIONAL OPERATIONS, WHICH MAY RESULT IN OUR INABILITY TO SUCCEED ON AN INTERNATIONAL LEVEL.


     Historically, we have not conducted international operations. However, in 1999, we derived approximately 13% of our revenues from non-U.S. sources. To increase this source of revenue, we are considering strategies of expanding international operations. We cannot assure you that the international markets, if any, to which we expand will accept our product and service offerings. Further, we have had limited experience in developing localized versions of our online services and in marketing and operating our online services internationally. We may incur significant cost associated with any international expansion. We may be unable to generate revenue commensurate with these expenses, which could increase our losses and hinder profitability.


               RISKS RELATED TO HEALTHCARE REFORM AND REGULATION


OUR FAILURE TO ENSURE COMPLIANCE WITH GOVERNMENT HEALTHCARE REGULATIONS COULD NEGATIVELY AFFECT OUR OPERATING RESULTS.


     The healthcare industry is heavily regulated. Various laws, regulations and guidelines promulgated by government, industry and professional bodies affect the provision, licensing, labeling, marketing, promotion and reimbursement of healthcare services and products, including pharmaceutical products.


     The Medicare/Medicaid Antikickback law, and similar state laws, prohibit offering, soliciting, paying or receiving remuneration in return for the referral of patients whose care will be paid for by Medicare, Medicaid or other government programs. We have financial arrangements with pharmaceutical companies to provide these companies with direct marketing access to our physician customer base which we refer to as our PharmaDirect program. These pharmaceutical companies may subsidize purchases by physicians of products and services from us. Although we have attempted to structure our PharmaDirect program to comply with these laws, we cannot assure that the regulatory authorities might not determine otherwise.



     The "Stark" law prohibits Medicare and Medicaid referrals for designated healthcare services by physicians to other healthcare providers in which the physicians or their family members have ownership or other compensation arrangements. We believe that any physician ownership in Medsite complies with the statutory exceptions included in the Stark law.



     The Health Insurance Portability and Accountability Act of 1996, or HIPAA, included a new general prohibition against committing any scheme to defraud any health care benefit program, including private payors. Violations of this statute can result in criminal penalties and fines.



     If we are found to have failed to comply with any of these laws, we could suffer criminal and civil penalties that could be significant.



     We are also subject to extensive regulation relating to the confidentiality and release of patient records and additional legislation governing the distribution of medical records has been proposed at both the federal and state level. In addition, the Department of Health and Human Services recently issued proposed regulations in accordance with HIPAA, which, when finalized, will govern the protection and disclosure of patient confidential information. We intend to comply with these proposed regulations. If these regulations change, we could be forced to use additional resources and may encounter delays in revising our operations and applications. The implementation of the security requirements and other measures required by the regulations may be costly and impact our revenues.

     All of these laws have been applied to the marketing and promotional practices of pharmaceutical companies, to payments to physicians for services and to other benefits to physicians. To the extent that our business practices are found to implicate any of these laws, we may need to modify our contracts, including financial, marketing and continuing medical education contracts as well as our contracts with physicians, including any physicians who perform services for us. It is possible that additional laws, regulations or guidelines could be adopted in the future, or existing laws may be modified.


HEALTHCARE REFORMS AND ADDITIONAL REGULATION COULD REDUCE THE OVERALL HEALTHCARE EXPENDITURES WHICH MAY AFFECT OUR ABILITY TO GENERATE REVENUES.


     Healthcare reform measures have been considered by Congress and other federal and state bodies during recent years. The intent of the proposals generally has been to reduce the growth of total healthcare expenditures and expand healthcare coverage for the uninsured. Implementation of government healthcare reform may adversely affect physician and other healthcare professional spending as well as promotional and marketing expenditures by pharmaceutical companies, which could reduce our opportunities for growth. Although we do not receive reimbursement for our services directly from federal program payors, our revenue is affected by overall industry spending and a reduction in this spending could have an indirect negative effect on our business and our ability to increase our revenues through our PharmaDirect program.


IF THE REGULATION OF CONTINUING EDUCATION AND TRAINING FOR PHYSICIANS AND OTHER HEALTHCARE PROFESSIONALS RESULTS IN A REDUCTION IN REQUIRED CREDIT HOURS, OUR ABILITY TO GENERATE REVENUES WILL BE REDUCED.


     Any reduction in the regulation of continuing education and training in the healthcare industry may adversely affect our business. Our business is dependent in part on required continuing education and training for healthcare professionals and other healthcare workers resulting from regulations of state and federal agencies, state licensing boards and professional organizations. In 1999, we derived less than 1% of our revenues from our medical education offerings. Any change in these regulations which reduce the requirements for continuing education and training for the healthcare industry could harm our business.


                        RISKS RELATED TO ONLINE COMMERCE

COMPETITION IN OUR INDUSTRY IS INTENSE AND, IF WE ARE UNABLE TO COMPETE EFFECTIVELY, WE WILL BE UNABLE TO GENERATE REVENUES AND CONTINUE OPERATIONS.

     The market for internet products and services is new, rapidly evolving and intensely competitive. We expect this competition will increase significantly. Our financial results and the price of our common stock would be adversely affected if we are unable to compete successfully. We compete with many internet providers of healthcare products and services as well as with traditional suppliers of healthcare information, products and services. We expect competition will intensify in the future. Barriers to entry are low, and current and new competitors may be able to launch new websites at a relatively low cost. We compete directly and indirectly for physicians and service and product suppliers with:

     - companies and organizations maintaining online services or websites targeted to physicians or the healthcare industry,

     - vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging,

     - companies and organizations maintaining internet search and retrieval services and other high-traffic websites,


     - publishers and distributors of traditional media, including those that target to medical professionals, many of which have established or may establish websites, and



     - university and traditional book stores that sell medical books.

     Competition for members, users and product suppliers as well as in the e-commerce market, is intense and is expected to increase significantly. Currently, we compete with medical websites such as Healtheon/WebMD. We also compete with online medical supply stores, bookstores and other e-commerce websites such as Allscripts, Neoforma, Medibuy and amazon.com. In addition, we offer our products and services through other websites, some of whom may compete with us in the future. To the extent we have existing relationships with websites that elect to compete with us in the future, we may not be able to continue to distribute our products and services through these websites. Currently, we have agreements with websites such as Healtheon/WebMD, Medscape and Physicians' Online.



NEW REGULATION OF AND UNCERTAINTIES REGARDING THE APPLICATION OF EXISTING LAWS AND REGULATIONS TO E-COMMERCE AND THE INTERNET COULD PROHIBIT, LIMIT OR INCREASE THE COSTS OF RUNNING OUR BUSINESS.


     Any new law or regulation pertaining to the internet, or the application or interpretation or existing laws, could decrease demand for our products and services, increase our costs of doing business or otherwise have a material adverse effect on our financial results or prospects.


     In particular, the United States or other nations may adopt legislation aimed at protecting the privacy of internet users. Privacy-related legislation could require us to modify our operations or technology infrastructure, which could necessitate the development, acquisition or license of additional technology. Currently, privacy law in the United States consists of disparate state and federal statutes regulating specific industries that collect personal data. Most of them predate and therefore do not specifically address online activities. However, European nations are now implementing a European Union Directive on Data Protection regulating the transmission and storage of personal information and data. In addition, a number of comprehensive legislative and regulatory privacy proposals are now under consideration by federal, state and local governments in the United States.


TAXATION OF ONLINE COMMERCE COULD REDUCE DEMAND FOR OUR SERVICES AND INCREASE OUR ADMINISTRATIVE EXPENSES.

     Some states are reviewing the appropriate tax treatment of e-commerce, and any new local, state or federal tax regulations may subject us, our suppliers or our customers to additional state sales and income taxes. The imposition of additional sales taxes on transactions conducted through our website could make our service less valuable to customers and suppliers and reduce transaction volume. This effect would harm our revenues. In addition, the collection and payment of such taxes may cause us or our customers to incur significant administrative effort and expense.

     In addition, federal legislation imposing limitations on the ability of states to tax internet access was enacted in 1998. The Internet Tax Freedom Act, as this legislation is known, exempts specific transactions conducted over the internet from multiple or discriminatory state and local taxation through October 21, 2001. It is possible that this legislation will not be renewed when it terminates. Failure to renew this legislation could allow state and local governments to impose taxes on particular transactions, and these taxes could decrease the demand for our services or increase our costs of operations.

SECURITY BREACHES ON OUR SYSTEM OR OTHER INTERNET-BASED SYSTEMS COULD DAMAGE OUR REPUTATION OR RESULT IN LIABILITY TO US.

     Despite our security measures, we may be vulnerable to breaches in the security of our computer infrastructure. Security breaches on our system or other internet-based systems could reduce customer confidence in our websites leading to reduced usage and lower revenues. The secure transmission of confidential information over the internet is essential in maintaining confidence in our websites and will be increasingly important as we expand our customer-oriented offerings. Consumers generally are concerned with security and privacy on the internet and any publicized security problems could inhibit the growth of the internet and, therefore, our services.

     In addition, if third parties were able to penetrate our network security or otherwise misappropriate our customers' personal information we could be subject to liability, including lawsuits. Any lawsuit would be costly, divert the attention of our management and damage our reputation.

WE ARE EXPOSED TO RISKS ASSOCIATED WITH CREDIT CARD FRAUD, WHICH MAY REDUCE COLLECTIONS AND DISCOURAGE ONLINE TRANSACTIONS.


     In 1999, we derived 79% of our revenue from transactions paid with credit cards. If we fail to adequately control fraudulent credit card transactions, our revenues and results of operations would be harmed because we do not carry insurance against this risk. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. Although we expect that, with our acquisition of Total Health, the percentage of our revenue generated from transactions paid with credit cards will decrease as the percentage of revenues from corporate accounts increases, we expect the aggregate number of credit card purchases to increase as more customers purchase products through our website. In this event, our exposure to the risk of credit card fraud will also increase.


OUR BUSINESS IS DEPENDENT ON THE CONTINUED DEVELOPMENT AND MAINTENANCE OF THE INTERNET WHICH IS BEYOND OUR CONTROL. IF THE INTERNET IS NOT DEVELOPED, WE MAY BE UNABLE TO IMPLEMENT OUR BUSINESS PLAN.

     The success of our business will depend on others for the ongoing development and maintenance of the internet infrastructure, including the maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products like high speed modems, for providing reliable internet access and services. Because global commerce on the internet and the online exchange of information is new and evolving, we cannot predict whether the internet will prove to be a viable commercial marketplace in the long term. The success of our business is dependent on the continued improvement of the internet as a convenient means of interaction and commerce, as well as an efficient medium for the purchase and sale of healthcare supplies. If the internet does not develop into an efficient medium for these transactions, our business and financial condition and results of operations will be harmed.


                         RISKS RELATED TO THIS OFFERING


OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.


     There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. This initial public offering price may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to:


     - actual or anticipated fluctuations in our annual and quarterly operating results,


     - variations in our operating results that may cause us to exceed or fail to meet analysts' or investors' expectations,



     - our announcements of significant technical innovations, contracts, acquisitions, alliances, joint ventures or capital commitments,



     - additions or departures of key personnel, and



     - future sale of equity or debt securities.



     The market price of our common stock could also be impacted by forces outside of our control, such as:


     - changes in market valuations of other technology companies,

     - changes in financial estimates by securities analysts,


     - our competitors' announcements of new or enhanced products or services, contracts, acquisitions, partnerships, joint ventures or capital commitments, and


     - general economic, industry and market conditions.

     In addition, the stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

     You should read the "Underwriting" section for a more complete discussion of the factors that were considered in determining the initial public offering price of our common stock.

SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK PRICE.


     Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. Based on shares outstanding as of December 31, 1999, following this offering, we will have 60,310,749 shares of common stock outstanding, of which 33,728,055 shares will become available for sale 180 days after the date of this prospectus upon the expiration of lock-up agreements, subject to the restrictions imposed by the federal securities laws. When the lock-up period expires, or if the underwriters consent to an earlier sale, these holders will be able to sell their shares in the public market. The underwriters of this offering have informed us that they have no current intention to waive the lock-up restrictions. In some recent initial public offerings, the underwriters of those offerings have waived lock-up restrictions to avoid the possible sale of shares subject to lock-ups in a short period of time after expiration of the lock-up. We do not know if the underwriters of our offering will waive the lock-up restriction for this or any other reason. The availability of shares for sale after this 180-day period could result in additional sales of our stock in a relatively short time period and may cause the price of our stock to decline significantly. In addition, another 17,582,694 shares will be available for sale, subject to federal securities laws restrictions, upon the expiration of various one-year holding periods after the expiration of the lock-up period.


YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR SHARES.


     The initial public offering price is substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $8.90 in the net tangible book value per share of our common stock from the price you pay for our common stock. For additional information on this calculation, see "Dilution."


WE HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS OF THIS OFFERING, AND WE MAY NOT USE THESE PROCEEDS EFFECTIVELY.

     Our management has broad discretion in the use of the net proceeds of this offering and could spend the net proceeds in ways that do not yield a favorable return or to which stockholders object. We may also use the proceeds to acquire complementary businesses or technologies, although no such acquisitions are currently planned.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or our future financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The important factors listed above, as well as any cautionary language in this prospectus, provides examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS


     Our net proceeds from the sale of the 9,000,000 shares of common stock we are offering in this prospectus at an assumed public offering price of $11.00 per share, are estimated to be $90.7 million, or $104.5 million if the underwriters' over-allotment option is exercised in full and after deducting the underwriting discounts and commissions and estimated offering expenses.



     We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital. These uses are expected to include approximately $35 to $40 million to expand our sales and marketing efforts and technical support services as well as approximately $10 million of expenses associated with our product development and approximately $2 million to build out and furnish our new office space, which we expect to occupy in September 2000. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.


                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate declaring or paying cash dividends for the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the following information:

     - the actual capitalization of Medsite.com as of December 31, 1999;


     - the pro forma capitalization of Medsite.com after giving effect to the conversion of all outstanding shares of convertible preferred stock into 25,039,043 shares of common stock; and



     - the pro forma as adjusted capitalization to give effect to the sale of 9,000,000 shares of common stock at an assumed initial public offering price of $11.00 per share in this offering, less underwriting discounts and commissions and estimated offering expenses payable by Medsite.com.



                                                             AS OF DECEMBER 31, 1999
                                                   --------------------------------------------
                                                                                    PRO FORMA
                                                      ACTUAL        PRO FORMA      AS ADJUSTED
                                                   ------------    ------------    ------------
Lease obligations payable less current portion...  $    171,704    $    171,704    $    171,704
Redeemable Convertible Preferred Stock:
  Series A Convertible Preferred Stock; $.0001
     par value; 3,000 shares authorized; 3,000
     shares issued and outstanding, actual; 0
     shares issued and outstanding, pro forma and
     pro forma as adjusted.......................     3,000,000              --              --
  Series B1 Convertible Preferred Stock; $.0001
     par value; 9,500,000 shares authorized;
     9,113,788 shares issued and outstanding,
     actual; 0 shares issued and outstanding, pro
     forma and pro forma as adjusted.............    46,500,428              --              --
  Series B2 Convertible Preferred Stock; $.0001
     par value; 1,200,000 shares authorized;
     1,200,000 shares issued and outstanding,
     actual; 0 shares issued and outstanding, pro
     forma and pro forma as adjusted.............     6,000,000              --              --
                                                   ------------    ------------    ------------

Total Redeemable Convertible Preferred Stock.....    55,500,428              --              --
                                                   ------------    ------------    ------------
Stockholders' equity (deficit):
  Common Stock; $.000033 par value; 75,000,000
     shares authorized, 26,271,696 shares issued
     and outstanding, actual; 51,310,749 shares
     issued and outstanding, pro forma 60,310,749
     shares issued and outstanding, pro forma as
     adjusted....................................           876           1,710           2,007
  Additional paid in capital.....................    13,889,914      66,376,508     157,096,211
  Accumulated deficit............................   (21,097,062)    (18,084,062)    (18,084,062)
                                                   ------------    ------------    ------------
     Total stockholders' equity (deficit)........    (7,206,272)     48,294,156     139,014,156
                                                   ------------    ------------    ------------
       Total capitalization......................  $ 48,465,860    $ 48,465,860    $139,185,860
                                                   ============    ============    ============


     This tables excludes:


     - 4,875,000 shares of common stock that were reserved for issuance on the exercise of stock options under our stock option plan as of December 31, 1999, 4,767,000 of which were outstanding at such date at a per share weighted average exercise price of $3.30;



     - 7,500,000 shares of common stock reserved for issuance under our 2000 stock plan,



     - 2,250,000 shares of common stock reserved for issuance under our 2000 employee stock purchase plan,



     - 375,000 shares of common stock reserved for issuance under our 2000 director option plan,



     - 992,133 shares of common stock that are issuable upon the exercise of outstanding warrants, and



     - 690,000 shares of common stock issued in connection with acquisitions we have completed since December 31, 1999.

                                    DILUTION


     The pro forma net tangible book value as of December 31, 1999 was $36.1 million or approximately $0.70 per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering.



     After giving effect to our sale of the 9,000,000 shares of common stock offered by this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 1999 would have been $126.9 million, or approximately $2.10 per share. This represents an immediate increase in net tangible book value of $1.40 per share to existing stockholders and an immediate dilution in net tangible book value of $8.90 per share to new investors. The following table illustrates this dilution on a per share basis:



Assumed initial public offering price per share.............          $11.00
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $0.70
  Increase per share attributable to new investors..........   1.40
Pro forma net tangible book value per share after the
  offering..................................................            2.10
                                                                      ------
Dilution in pro forma net tangible book value per share to
  new investors.............................................          $ 8.90
                                                                      ======



     The following table sets forth, on a pro forma basis as of December 31, 1999, the differences between the number of shares of common stock purchased from us, the total price and average price per share paid by existing investors and by the new investors, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, at the assumed public offering price of $11.00 per share.



                                  SHARES PURCHASED            TOTAL CONSIDERATION
                              -------------------------    --------------------------    AVERAGE PRICE
                                NUMBER       PERCENTAGE       AMOUNT       PERCENTAGE      PER SHARE
                              -----------    ----------    ------------    ----------    -------------
Existing shareholders.......   51,310,749       85.1%      $ 71,538,191       41.9%         $ 1.39
New investors...............    9,000,000       14.9%        99,000,000       58.1%          11.00
                              -----------       ----       ------------      -----
Total.......................   60,310,749        100%      $170,538,191        100%
                              ===========       ====       ============      =====


     This table assumes no exercise of outstanding options. See Note 12 to the Financial Statements. The exercise of outstanding options would increase the dilutive effect to new investors.

     If the underwriters' over-allotment option is exercised in full, the following will occur:


     - the number of shares of common stock held by existing stockholders will decrease to approximately 85% of the total number of shares of our common stock outstanding after the offering and



     - the number of shares held by new investors will be increased to 10,350,000 or approximately 15% of the total number of shares of our common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

     The selected statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected balance sheet data as of December 31, 1997, 1998 and 1999 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the period from November 24, 1995 (date of inception) to December 31, 1995 and the year ended December 31, 1996 and the balance sheet data at December 31, 1995 and 1996 have been derived from financial statements not included in this prospectus. In the opinion of management the statement of operations data from November 24, 1995 (date of inception) to December 31, 1995 and the year ended December 31, 1996 and the balance sheet data as of December 31, 1995 and 1996 have been prepared on the same basis as the audited financial statements appearing on this prospectus and include all necessary adjustments, consisting only of normal recurring adjustments we believe to be necessary for a fair presentation of the data. The historical results are not necessarily indicative of results to be expected for any future period. The data should be read in conjunction with the Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                  PERIOD FROM
                                               NOVEMBER 24, 1995        YEAR ENDED DECEMBER 31,
                                                (INCEPTION) TO     ----------------------------------
                                               DECEMBER 31, 1995   1996    1997     1998       1999
                                               -----------------   -----   -----   -------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales....................................         $--          $ 137   $ 297   $ 1,417   $  8,893
Cost of sales................................          --             80      91     1,300      8,883
                                                      ---          -----   -----   -------   --------
Gross profit.................................          --             57     206       117         10
Operating expenses:
  General and administrative.................          --            299     439     1,288      7,117
  Sales and marketing........................          --             --     115       541      7,174
  Product and technology development.........          --             --      66       172      1,371
  Depreciation and amortization..............          --             --      --        14        833
                                                      ---          -----   -----   -------   --------
Total operating expenses.....................          --            299     620     2,015     16,495
                                                      ---          -----   -----   -------   --------
Operating loss...............................          --           (242)   (414)   (1,898)   (16,485)
Interest income (expense), net...............          --             (1)    (17)      (38)       337
                                                      ---          -----   -----   -------   --------
Net loss.....................................          --           (243)   (431)   (1,936)   (16,148)
Accreted dividends on preferred stock........          --             --      --        --     (3,013)
                                                      ---          -----   -----   -------   --------
Net loss attributable to common
  stockholders...............................         $            $(243)  $(431)  $(1,936)  $(19,161)
                                                      ===          =====   =====   =======   ========
Net loss per common share attributable to
  common stockholders, basic and diluted.....         n/a            n/a     n/a   $ (0.10)  $  (0.79)
Weighted average common shares outstanding...         n/a            n/a     n/a    18,769     24,144



                                                                DECEMBER 31,
                                                ---------------------------------------------
                                                1995     1996     1997      1998       1999
                                                -----    -----    -----    -------    -------
CONSOLIDATED BALANCE SHEET DATA
Cash, cash equivalents and short term
  investments.................................  $  --    $  20    $  10    $    29    $33,714
Restricted cash equivalents...................     --       --       --         --      1,503
Working capital (deficit).....................     --      (23)    (429)    (1,538)    30,922
Total assets..................................     --      141       80        309     58,892
Redeemable convertible preferred stock........     --       --       --         --     55,500
Total stockholders' (deficit).................     --     (143)    (562)    (1,591)    (7,206)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     You should read the following discussion of our financial condition and results of operations in conjunction with our financial statements and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including those discussed in "Risk Factors" starting on page 7 and elsewhere in this prospectus.


OVERVIEW


     We were initially organized in 1995 and commenced active operations in 1996 as a developer and distributor of medical software. In February 1997, we launched our website www.medsite.com to enable the purchase of our software over the internet. In September 1997, we enhanced Medsite with Medsite Books and began generating revenue from the sale of medical books and software over the internet. In February 1998, Medsite Mail was added as a web-based e-mail service for Medsite users.



     Since November 1999, we significantly expanded our product and service offerings. These expanded offerings include a comprehensive selection of medical books, software supplies and additional services to provide physicians access to medical information and to manage communications over the internet. We derived approximately 85% of our revenue in 1999 from the sale of medical books. In December 1999, we acquired Total Health, a medical supply and book company, which in 1999 derived approximately 75% of its revenue from the sale of medical supplies and approximately 25% from the sale of medical books. After giving effect to our recent acquisition of Total Health as though it had occurred on January 1, 1999, approximately 45% and 54% of our revenue in 1999 came from medical supplies and medical books, respectively. In addition, we recently began offering new information and communication products and services. These new products and services, each of which we expect will generate revenue for us, include an expanded offering of online medical supplies, an online service to assist physicians in completing managed care and other healthcare credentialing applications, information products enabling physicians to access clinical information contained in medical journals and established clinical databases, continuing medical education courses, co-branded credit cards and medical transcription services. Revenues from these new information and communication products were insignificant in 1999, although we expect sales of our information and communication products and services to grow as a percentage of total sales.



     Through our PharmaDirect program, pharmaceutical companies can subsidize physician usage of our online products including medical education products developed by American Medical. Pharmaceutical companies can also provide product information to targeted physicians over our website. Pharmaceutical companies pay us for development of these information programs and revenue is recognized on a percentage-of-completion basis as the programs are prepared for online distribution. We provide certificates to physicians as an incentive to review this pharmaceutical product information. Physicians redeem these certificates and paper certificates received at pharmaceutical company sponsored conferences and seminars, both of which are paid for by pharmaceutical companies, against products and services sold by Medsite. We recognize revenue at the time the certificate is returned to us and goods are shipped to the physician-customer. Pharmaceutical companies also pay us for consulting services provided in connection with these programs designed to provide online information programs. Revenue from consulting services is recognized when the service is provided.



     Customer orders are processed at Medsite and we either charge the customer's credit card, invoice monthly for corporate accounts, or for our PharmaDirect program, accept certificates for redemption for goods and services. The purchaser is charged when the product is shipped. For subscription-based services, the purchaser is billed when the service is initiated.



     When a customer places an order, we either fulfill the order from our own inventory or purchase the product or service from our suppliers at a pre-negotiated price. For customer orders that involve subscription-based services, we distribute the services through our website.

     Approximately 84% of our consolidated revenue during 1999 was derived from the sale of products we purchased through a third party fulfillment arrangement with Matthews Medical. In 2000, for our year-to-date sales through mid-March approximately 43% of our consolidated revenue was derived from the sale of products we purchased through Matthews Medical. Under our agreement with Matthews Medical, we purchase medical books, software and supplies for sale to our customers. Our agreement does not include minimum purchase obligations and provides that either party may terminate the agreement on 60 days' notice.



     We have pursued an aggressive customer acquisition program, offering promotional discounts such as free or discounted shipping, and coupons to targeted groups of customers. We may realize a net loss when we offer promotional discounts, coupons or free shipping. This may occur when sales are made from our own inventory or using third party fulfillment arrangements. Our gross margins on orders filled from our own inventory are generally higher than our gross margins on orders we fulfill through third party arrangements. Product returns are generally allowed within 10 to 30 days, depending on the product, if goods are returned in their original condition.



     Net sales includes primarily revenues from product and service sales. For product sales, we recognize revenue when the customer takes title to the goods. The revenue recognized is the item sales price plus outbound shipping costs less returns, promotional discounts and coupons. For service transactions, we recognize revenue as the sales price of the service provided to the purchaser. If the service is subscription-based, the revenue and associated costs are amortized over the life of the subscription.



     Cost of sales consists of the cost of products sold to customers and related shipping costs. Payments for goods and services purchased are made based on standard terms with vendors. Cost of sales are recognized consistently with the revenue recognition of the associated products or services.



     Marketing and sales expenses consist of advertising and promotional expenditures, distribution expenses, including order processing and fulfillment charges, payroll and related expenses for personnel engaged in marketing, merchandising product management and customer service, sales commissions and allocated overhead. Additionally, out of pocket costs for promotional programs such as free shipping or free books are recorded as sales and marketing expenses.



     We pay sales commissions and bonuses to certain employees based on the achievement of specified sales levels. Also, we enter into agreements with websites, universities and healthcare organizations, which typically provide that the organization include in their website an internet link to a Medsite-operated website. We pay a commission to these organizations for our sales through their websites.



     Product and technology development expenses consist of payroll, related expenses of personnel engaged in maintaining and expanding our website functionality and updating website information and allocated overhead.



     General and administrative expenses consist of payroll and related expenses for executive, administrative, and human resources personnel, professional services expenses and general corporate expenses.



     Depreciation and amortization expenses consist of depreciation and amortization of property and equipment, assets acquired under capital leases, leasehold improvements, intangible assets, capitalized software development and goodwill.


RECENT DEVELOPMENTS


     In December 1999, we acquired Total Health for an aggregate purchase price of approximately $11.7 million consisting of approximately $5.6 million in cash, of which approximately $1.5 million has been placed in escrow and will be released if certain performance obligations are met, and 1.65 million shares of our common stock. Based on an analysis of our customer data base, we have sold products or services to over 100,000 physicians, including residents. We intend to transition most of Total Health's physicians to our online business. In the acquisition, we obtained our current inventory and fulfillment facilities. Our financial statements for the year ended December 31, 1999 reflect only one month of combined operations with Total Health. Total Health accounted for approximately $1.5 million of net sales in 1999. In 1999, approximately 16% of our sales were fulfilled from our own inventory, which we acquired through our purchase of Total Health. We expect the percentage of sales fulfilled from our inventory to increase in 2000, which will include the operations of Total Health for the full year. We expect to periodically evaluate our fulfillment options to utilize the most effective combination of in-house and third party fulfillment. In January 2000, we acquired American Medical, a creator of medical education information, for an aggregate purchase price of approximately $5.3 million consisting of 630,000 shares of our common stock. American Medical, which had losses of approximately $1.2 million in 1999, derives its revenue from developing for third parties medical education which we include on our website with a statement that creation of the information was sponsored by a third party. American Medical also sells prepackaged medical programming. We intend to incorporate American Medical's business as part of our information product and service offerings.



     Because of these recent acquisitions and other factors, we do not believe that our historical financial results are necessarily indicative of results to be expected for future periods. In particular, we expect that revenues derived from Total Health's operations may significantly impact our results of operations for the foreseeable future.


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO DECEMBER 31, 1998.


     Net sales. Net sales increased from $1.4 million for the year ended December 31, 1998 to $8.9 million for the year ended December 31, 1999. The increase in net sales is primarily due to an increase of approximately $5.5 million in Medsite's medical book sales and approximately $500,000 in sales of medical supplies, information products and advertising revenue on our website. In addition, Total Health had sales in December 1999 of approximately $1.5 million attributable to medical supply and book sales.



     Cost of Sales and Gross Margins. Cost of sales increased from $1.3 million for the year ended December 31, 1998 to $8.9 million for the year ended December 31, 1999. This increase is primarily due to the increased unit volume of medical books sold and shipped. In addition, Total Health's cost of sales in December 1999 was approximately $900,000. Cost of sales increased as a percentage of net sales from 91.7% for the year ended December 31, 1998 to 99.9% for the year ended December 31, 1999. In 1999, promotions, discounts and coupons amounted to approximately 19% of gross sales, when gross sales are calculated before taking into account the resulting discount on product price. We expect to continue or increase our use of these promotions, discounts and coupons for the foreseeable future to continue building our customer base. This use of promotions, discounts and coupons may decrease our gross margins and, as a result, may hinder our ability to become profitable.



     We expect the cost of sales to increase in absolute dollar terms as our sales volume increases, and expect our gross margin to improve as sales from our own inventory increase because of our acquisition of Total Health and as our use of discounts and coupon programs becomes a lower percentage of sales. We expect our gross margin will fluctuate based on a number of factors that will be significantly influenced by our pricing strategy. We set the price of our products and services based on factors such as competitive conditions in the marketplace, customer demand and the total cost of our products, which includes shipping cost, cost of goods sold and general and administrative expense, as well as the use of promotions, discounts and coupons utilized to attract customers. In addition, our gross margin will be affected by the mix of products and services we sell.



     Marketing and Sales. Marketing and sales expenses increased from $540,802 for the year ended December 31, 1998 to $7.2 million for the year ended December 31, 1999. The increase was primarily due to growth in our direct sales force, marketing staff and customer service staff from ten people at the end of 1998 to 107 people at the end of 1999, as well as an increase in promotional spending targeted at building our brand, increasing our client base and growing sales. We expect an increase in the absolute dollars spent for marketing and sales resulting from continued aggressive promotion of our products and services. We expect that this increase will be attributable to the execution of our expanded integrated promotion, sales and marketing program, focused on increasing physician awareness of the Medsite brand to increase purchases of our products and services. Currently we have no plans to launch any new specifically identifiable marketing or advertising campaigns. To the extent that our business grows in the future, we expect increased costs related to customer service and product management activities. Marketing and sales expenses may vary considerably from quarter to quarter, depending on the timing of promotional activities and advertising.


     Product and Technology Development. Product and technology development expenses increased from $172,020 for the year ended December 31, 1998 to $1.4 million for the year ended December 31, 1999. During 1999, we capitalized $2.0 million of product development costs. To expand the products and services available on our website, we increased the number of employees from three people at the end of 1998 to 33 people at the end of 1999, and utilized contract programmers and consultants in this effort. This resulted in an increase from 1998 to 1999 in salaries and wages costs of approximately $400,000 and an increase in contract programming and consulting costs of approximately $2.6 million. We believe that continued investment in product development is critical to achieving our objectives and expect product development costs to increase in absolute dollars. We expect our technology development cost to consist of salaries and wages for employees and consultants to maintain our current website. We may need to purchase additional servers to accommodate the volume of our website traffic if our customer base grows. The internet is rapidly developing and we may need to increase our expenditures to adopt new technology to remain competitive.



     General and Administrative. General and administrative expenses increased from $1.3 million for the year ended December 31, 1998 to $7.1 million for the year ended December 31, 1999. This increase was primarily due to the increase in the number of employees, from two at the end of 1998 to 25 at the end of 1999, necessary to develop and manage our acquisition and financing activities, accounting and administrative operations, and employee recruitment and training. We expect general and administrative expenses to increase in absolute dollars in the future as we continue to expand our staff and incur additional costs related to anticipated growth of the business.



     Depreciation and Amortization. Depreciation and amortization expense increased from $14,141 for the year ended December 31, 1998 to $832,961 for the year ended December 31, 1999. The increase was due to increased expenditures on office equipment, software and furniture and fixtures necessary to support our growth. In addition, the acquisition of Total Health resulted in goodwill of $12.3 million, which is being amortized over five years starting in December 1999. We expect to amortize $2.5 million of this amount in 2000. We expect expenditures for property and equipment to increase in the future, as we build out our newly leased office space, acquire additional computer equipment, and acquire furniture and equipment for additional staff. We expect that the costs associated with our newly leased office space will be approximately $2 million over the next year.


     Income Taxes. No provision for federal and state income taxes was recorded as we incurred net operating losses in each of the past three years. As of December 31, 1999, we had approximately $17.9 million of federal and state net operating loss carryforwards which expire in varying amounts beginning in 2018. Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards, we have not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset.

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO DECEMBER 31, 1997.

     Net sales. Net sales increased from $297,330 for the year ended December 31, 1997 to $1.4 million for the year ended December 31, 1998. The increase is primarily due to customer purchases of medical books following the launch of our website.

     Cost of Sales and Gross Margins. Cost of sales increased from $90,600 for the year ended December 31, 1997 to $1.3 for the year ended December 31, 1998. This increase is primarily due to increased unit sales volume of medical books following the launch of our website. Comparison of cost of sales as a percentage of net sales is not meaningful, as the our business during the year ended December 31, 1997 was primarily development and distribution of computer software, and during the year ended December 31, 1998, was the sale of medical books.

     Marketing and Sales. Marketing and sales expenses increased from $114,450 for the year ended December 31, 1997, to $540,802 for the year ended December 31, 1998. This increase is primarily due to increased promotional expenditures.


     Product and Technology Development. Product and technology development expenses increased from $66,065 for the year ended December 31, 1997 to $172,020 for the year ended December 31, 1998. This increase is due primarily to costs related to the development of our product offering for our website.

     General and Administrative. General and administrative expenses increased from $439,170 for the year ended December 31, 1997 to $1.3 million for the year ended December 31, 1998. This increase was primarily due an increase in the number of people hired to perform administrative activities required by the growth of our business.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each of the four quarters in the year ending December 31, 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and related notes. We have experienced, and expect to continue to experience, fluctuations in operating results from quarter to quarter. Historical operating results are not necessarily indicative of the results that may be expected for any future period.


                                                                   QUARTER ENDED
                                               ------------------------------------------------------
                                               MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                 1999         1999          1999             1999
                                               ---------    --------    -------------    ------------
Net sales....................................   $   906     $ 1,444        $ 2,419         $ 4,123
Cost of sales................................       832       1,413          2,713           3,925
                                                -------     -------        -------         -------
Gross profit.................................        74          31           (294)            198
  General and administrative.................       683       1,230          2,819           2,384
  Sales and marketing........................       339       1,126          2,490           3,220
  Product and technology development.........        82         263            511             515
  Depreciation & amortization................         8         144            262             419
                                                -------     -------        -------         -------
Total operating expenses.....................     1,112       2,763          6,082           6,538
Loss from operations.........................    (1,038)     (2,732)        (6,376)         (6,340)
Interest, net................................        17          22            (66)            364
                                                -------     -------        -------         -------
Net loss.....................................   $(1,021)    $(2,710)       $(6,442)        $(5,976)
                                                =======     =======        =======         =======



     Due to our acquisition of Total Health and other factors, we do not believe historical quarterly results are indicative of expected future performance. In particular, we expect increased revenue due to acquisitions as well as internal growth. In addition, we do not believe the trend in quarterly operating expenses are indicative of expected future results. We expect operating expenses to increase significantly in future periods as we add personnel and purchase equipment and services necessary to support future growth in our business.


LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents were $29,353 at December 31, 1998 and $32.3 million at December 31, 1999. During 1998 and 1999, we financed our operations through the private issuance of equity securities and convertible notes which have been converted to equity securities.


     Net cash used in operating activities was $861,416 for the year ended December 31, 1998 and $12.1 million for the year ended December 31, 1999. Net cash used in operations consists primarily of net losses during each year, resulting from significant initial discounts, promotions and coupons used to grow our customer base, and expenditures to establish and expand our offerings on our website. In addition, accounts receivable increased $3.9 million from December 31, 1998 to December 31, 1999, primarily due to the acquisition of Total Health in December 1999. Total Health had net receivables of $3.6 million on the date of acquisition. This resulted in outstanding receivables at December 31, 1999 representing 45% of consolidated revenue for the year ended December 31, 1999. This percentage is not representative of expected future results, since only one month of Total Health revenue is included in consolidated results of operations for the year ended December 31, 1999. When compared to pro forma revenue for the same period, which includes results of Total Health for the full year, outstanding receivables at December 31, 1999 represent 19% of revenue.



     Net cash used in investing activities was $55,160 for the year ended December 31, 1998. Net cash used in investing activities was $14.0 million for the year ended December 31, 1999 and consisted of approximately $7.6 million for the acquisition of Total Health and repayment of $2.0 million of Total Health's bank debt, approximately $4.7 million of capital expenditures for computers, software, furniture and equipment to support growth in personnel and the investment of approximately $1.4 million of the cash proceeds from financing activities in short term debt securities. Subsequent to December 31, 1999, we completed the acquisition of AMC for total consideration of 630,000 shares of our common stock. Cash flows used in investing activities could increase if we use our cash to make future acquisitions.



     Net cash flows provided by financing activities were $935,786 for the year ended December 31, 1998 and $58.4 million for the year ended December 31, 1999. During 1999 we issued shares of our common stock for net proceeds of $3.5 million, 8% convertible promissory notes, which subsequently converted in to shares of our series B2 preferred stock for net proceeds of $6.0 million, series A convertible preferred stock for net proceeds of $2.5 million, and series B1 convertible preferred stock for net proceeds of $46.9 million.



     Our principal commitments as of December 31, 1999 consist of obligations under capital and operating leases for the rental of office space and computer equipment aggregating $21.7 million over the next ten years. We have no material commitments for capital expenditures, but we anticipate a substantial increase in capital expenditures for equipment, including computer equipment, furniture and leasehold improvements for the additional office space we leased in December 1999 and to support expected growth in operations, infrastructure and personnel.



     We believe cash and short term investments on hand are sufficient to meet commitments and to fund our operations as currently conducted for the next twelve months without raising funds from this offering. However, we are in the process of expanding our business and our customer base. To continue this expansion, we will need the funds from this offering. We currently anticipate that funds available, together with the net proceeds of this offering, will be sufficient to fund discretionary capital expenditures, acquisitions and additional infrastructure resulting from the expected growth of the our business for the next twelve to eighteen months. We may need to raise additional funds prior to the expiration of such period. If we raise additional funds through the issuance of equity, equity related or debt securities, such securities may have rights, preferences or privileges senior to those rights of our common stock and our common stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 1999. We do not currently hold derivative instruments or engage in hedging activities.

                       UNAUDITED PRO FORMA FINANCIAL DATA


     The following unaudited pro forma financial information is based on the historical financial statements of Medsite and Total Health as of and for the year ended December 31, 1999. The statement of operations data and other financial data have been prepared as if the Total Health acquisition had occurred on January 1, 1999. The pro forma financial information does not purport to represent what our financial condition or results of operations actually would have been for the date or periods presented had the transaction occurred on the date indicated or to indicate the financial results for future periods. The pro forma financial information should be read in conjunction with the historical financial statements of Medsite and Total Health included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                            YEAR ENDED       ELEVEN MONTHS
                                           DECEMBER 31,          ENDED
                                               1999        NOVEMBER 30, 1999
                                             MEDSITE        TOTAL HEALTH(1)     ADJUSTMENTS    PRO FORMA
                                           ------------    -----------------    -----------    ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales................................    $  8,893           $12,801           $    --      $ 21,694
Cost of sales............................       8,883             8,831                --        17,714
                                             --------           -------           -------      --------
Gross profit.............................          10             3,970                --         3,980
                                             --------           -------           -------      --------
Operating Expenses:
  General and administrative.............       7,117             5,302                --        12,419
  Sales and marketing....................       7,174               497                --         7,671
  Product and technology development.....       1,371                --                --         1,371
  Depreciation and amortization..........         833               189             2,262(2)      3,284
                                             --------           -------           -------      --------
     Total operating expenses............      16,495             5,988             2,262        24,745
                                             --------           -------           -------      --------
Loss from operations.....................     (16,485)           (2,018)           (2,262)      (20,765)
  Income (expense), net..................         337               (83)             (257)(2)        (3)
                                             --------           -------           -------      --------
Net loss.................................     (16,148)           (2,101)           (2,519)      (20,768)
Accreted dividends on preferred stock....      (3,013)               --                --        (3,013)
                                             --------           -------           -------      --------
Net loss attributable to common
  stockholders...........................    $(19,161)          $(2,101)          $(2,519)     $(23,781)
                                             ========           =======           =======      ========
Net loss per share, attributable to
  common stockholders, basic and
  diluted(3).............................    $  (0.79)                                         $  (0.92)
                                             ========                                          ========
Weighted average number of shares
  outstanding............................      24,144                               1,650(4)     25,794
                                             ========                             =======      ========


---------------

(1) On December 1, 1999, we acquired all of the outstanding common stock of Total Health for total consideration of $11.7 million, $5.6 million in cash, of which approximately $1.5 million has been placed in escrow and will be released if certain performance obligations are met, and 1.65 million shares of common stock.



(2) Reflects the effects of our acquisition of Total Health, recorded under the purchase method of accounting as if it had occurred on January 1, 1999. Comprised of:



     (a) an increase in amortization expense of $2.3 million for the amortization of the excess of purchase price over the estimated fair value of net assets acquired over a five-year period prorated for the eleven-month period prior to the acquisition, and



     (b) a decrease in interest income of approximately $257,000 for the year associated with approximately $5.6 million of cash and investments used to partially fund the purchase price of Total Health.


(3) Net loss per share is computed on the basis described in Note 1 of our consolidated financial statements.


(4) Reflects the net increase in weighted average common shares outstanding as a result of our acquisition of Total Health.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK


     We have financial instruments that are subject to interest rate risk, principally short-term investments. Historically, we have not experienced material gains or losses due to interest rate changes when selling short-term investments and typically hold these securities until maturity. Based on our current holdings of short-term investments, our exposure to interest rate risk is not material.

                                    BUSINESS

OVERVIEW


     Medsite.com is a provider of online business-to-business e-commerce, information and communication products and services to the physician. We design our products and services to increase physicians' productivity and to complement their daily routines and behavioral patterns. We tailor our products and services to meet the needs of physicians throughout their careers, beginning in medical school, extending through residency and continuing into clinical practice. The relationship we build with our customers also enables us to offer pharmaceutical, managed care, medical device and other healthcare companies an attractive means of reaching physicians.



     We address physician needs for e-commerce, information and communication products and services. Our e-commerce products and services enable physicians to conveniently purchase from us a comprehensive selection of medical supplies, books and other practice needs online. Our information management tools help physicians filter and organize the stream of medical data required to stay current with medical practices, including information from medical journals, medical data bases, continuing medical education providers and news sources. Our communication products and services assist physicians in communicating with their patients and colleagues using the internet.



     We have created an online distribution network through agreements with medical websites, universities, medical associations and healthcare organizations. We offer our products and services through Medsite.com, which is linked to over 200 other healthcare websites including co-branded websites operated by the American Medical Association, the American Medical Students Association, ePhysician, Healtheon/WebMD, Medscape and Physicians' Online, among other websites. In return, we pay a commission for products we sell from referrals through these websites. This enables us to reach physicians visiting other websites on the internet.


INDUSTRY BACKGROUND

  Healthcare Industry Overview


     We believe that the physician is the focal point in the healthcare industry. Based on data from the American Medical Association, there are approximately 620,000 physicians who provide patient care in the United States. These physicians directly or indirectly influenced an estimated 80% of healthcare expenditures. The Health Care Financing Administration estimates that healthcare expenditures in the United States totaled approximately $1.1 trillion in 1999, representing the largest segment of our gross domestic product.



     Physicians are an attractive customer segment because of their significant influence over healthcare expenditures and their need for products and services. These needs are diverse and include purchasing medical and office supplies for their practices, obtaining medical information and educational materials, and communicating effectively with their colleagues and patients. Physicians prescribe drugs and order medical procedures, and pharmaceutical companies and other medical manufacturers and service companies seek to educate and influence the physician.



     The $32 billion domestic market for physician medical supplies, as estimated by the Health Care Financing Administration, consists of traditional products including bandages, latex gloves, thermometers, syringes and small equipment. The cost-effective procurement of these products is important to managing a physician's practice expenses.



     Physicians, medical students and healthcare professionals spend $1.4 billion annually purchasing books, software and medical journals, according to Management Practice, Inc. We believe this segment, as well as the larger overall market for medical education and information, is highly fragmented because most purchases are made through traditional channels of distribution, including physical stores, offline publications, such as medical journals and CD-ROMs, and by attending conferences and seminars. Each year, government regulations and accrediting organizations require physicians to satisfy continuing medical education requirements.



     Pharmaceutical companies spent over $10 billion in 1999 on promotional and educational activities that targeted the physicians in the United States, according to Scott-Levin, a pharmaceutical market research consulting firm. Data from Scott-Levin indicates that approximately $6.2 billion of these expenditures were spent on 61 million face-to-face product sales meetings, a process in which a sales representative visits a physician and describes the therapeutic benefits and adverse effects of new or existing drugs. In addition to these physician product sales meetings, pharmaceutical companies spent over $2.1 billion on traditional advertising means, such as print ads in medical journals, sponsored meetings and events.


  The Internet and its Applicability to the Physician


     The internet is increasingly being used as a business-to-business solution to streamline existing business practices, improve productivity and reduce costs. Physicians have recognized the power and applicability of the internet to provide tools to address their e-commerce, information and communication needs. Based on publicly available data from the American Medical Association, the proportion of physicians using the internet has nearly doubled from 1997 to 1999.



     - e-Commerce. The traditional medical office purchase order process usually involves searching through paper catalogs, placing and tracking orders by telephone or facsimile, and receiving frequent, time-consuming visits from medical supply representatives. The internet enables physicians to streamline and automate the procurement process and access a broad product offering from a single website. For example, physicians can review internet based catalogs to find products that suit their needs and can generate tailored product lists that make return visits to the relevant websites more personalized.



     - Information. Healthcare is an information-intensive industry. The sheer volume of medical information and the time constraints facing physicians make it difficult for them to stay current and quickly and efficiently access the information that is most relevant to their practices and their patients. The internet provides tools that enable physicians to conveniently access, filter and organize the stream of data specific to their needs from many different sources including medical journals, medical databases and medical education and news services. Specifically, internet search tools can isolate and collect medical information from large data bases seconds after a physician requests it.



     - Communication. The exchange of information among physicians, their colleagues and patients is essential to provide quality treatment to patients. Information exchange is typically a labor-intensive process that is done in person or by telephone, facsimile or mail. The internet permits physicians, patients and other healthcare constituents to instantaneously and conveniently communicate with each other. Physicians can use web-based email accounts to exchange data instantly with patients and colleagues from any device that has internet access. For example, a physician treating a patient at a hospital can receive, review and forward a medical report to the patient or another physician through email.



     The internet also provides a new marketing and sales channel for pharmaceutical companies and other healthcare organizations to reach the physician in an efficient and direct manner. For example, these companies can use the internet to target physicians by medical specialty and, through technologically sophisticated data collection and analysis, measure the effectiveness of their sales efforts and quickly revise them in response to this prompt feedback.


OUR OPPORTUNITY

     The emergence of the internet and the potential benefits of online business-to-business solutions for physicians have highlighted many of the inefficiencies inherent in the physician's practice. The internet has given rise to a broad but fragmented array of healthcare e-commerce, information and communication websites. Time and economic pressures facing physicians compound the need for a one-stop online destination site addressing all of these needs. In addition, one website with access to a large physician base also provides pharmaceutical, managed care, medical device and other healthcare companies with the opportunity to market directly to this targeted audience.

     We believe there is an opportunity for Medsite.com to become the physician's one-stop destination on the internet by providing goods and services to physicians that satisfy their e-commerce, information and communication needs.


     We offer a suite of web-based products and services that we designed to address physicians' e-commerce, information and communication needs. Our e-commerce products and services include Medsite Supplies, our online medical supply store, Medsite Books, our online bookstore and Medsite Filer, an online medical service that helps physicians complete applications for managed care organizations.



     Our information products and services include Medsite Clinical Medline, a product designed to facilitate searches on a database maintained by the National Library of Medicine, Medsite ISI Journal Tracker, a service which enables physicians access to information published in medical journals, Medsite University, an online source of medical education, and Medsite Money, a financial information center. In addition, we offer Medsite Mail, an email service for medical professionals, and Medsite Calendar, a scheduling tool, as part of our communication products.



     We sell our products and services to our customers directly through our website, through agreements with other websites and through our PharmaDirect program. We intend to aggregate our physicians orders and projected orders and use this aggregated buying power to lower our costs of goods and services to us and our customers. Through our agreements with other websites, universities and healthcare organizations, we sell our products and services through internet links on their websites in exchange for a sales commission paid to these organizations. Through our PharmaDirect program, pharmaceutical companies can subsidize the use of our products and services, such as the ISI Journal tracker or medical education courses offered on Medsite. We also sell our products and services through certificates that are paid for by pharmaceutical companies and are redeemed by physicians on our website.


STRATEGY

     We seek to be the leading online destination site for the physician and the preferred sales and marketing channel for pharmaceutical and other healthcare companies to reach the physician. Key elements of our business strategy include the following:

Focus on Physicians' Needs


     We seek to grow our revenues by increasing sales of our products and services to physicians. To achieve this goal, we have designed our website to attract and maintain a loyal physician audience by actively assessing their needs and offering personalized products and services under the Medsite brand. We are designing our products and services to provide physicians with an online alternative to fulfilling their professional needs throughout their careers, beginning in medical school, extending through residency and continuing into clinical practice.


Enhance the Relationship Between Physicians and Pharmaceutical Companies


     We seek to expand our PharmaDirect program which allows us to generate revenues by facilitating the interaction between pharmaceutical companies and physicians. Our PharmaDirect program currently provides:


     - physicians with cost reductions in product and service purchases and a convenient way to learn about pharmaceutical products, and

     - pharmaceutical companies with a convenient and cost effective medium to target product specific information to physicians and to obtain marketing data.


     We currently have PharmaDirect programs with major pharmaceutical companies, including Roche Diagnostics, SmithKline Beecham and Wyeth-Ayerst. We seek to expand these programs by forming relationships with additional pharmaceutical companies as well as medical device companies and other healthcare organizations.



Pursue Relationships to Increase Access to Physicians



     We intend to pursue relationships with online and offline healthcare organizations to expand our physician reach, lower our customer acquisition cost, increase our revenues and promote our brand as the online destination site for the physician. Medical books and software from Medsite Books, for example, are offered on over 200 medical websites, universities and healthcare organizations. We seek to expand the scope of the existing relationships we have with companies and healthcare organizations, including the American Medical Association, American Medical Student Association, Healtheon/WebMD, Medscape and Physicians' Online. In addition, using internet technology, we intend to aggregate our physicians' orders and projected orders and form online group purchasing communities. We seek to use this aggregated demand to lower our cost of goods and services and pass savings on to these online purchasing communities. In addition, we intend to expand our international distribution channels by forming relationships with international companies and organizations.


Expand Our Product and Service Offerings


     We intend to selectively augment our existing offerings with new products and services through internal development, relationships with third parties or by acquisition. We have entered into an agreement with Reuters Health Information under which we currently offer co-branded Reuters Medical News on our website. The agreement also provides that we will co-develop news and information-related products and services. Medsite and McGraw Hill have entered into a three-year distribution agreement where Medsite will offer a co-branded version of McGraw Hill's Harrison's Online, an online version of Harrison's specialized professional medical information. In addition, we have entered into technology license agreements to enable us to provide web-based transcription services. We intend to attract our customers to our website and cross-promote to these customers our online products and services.


Enhance Our Business Through Strategic Acquisitions


     We intend to continue to acquire companies that enhance our business. In December 1999, we acquired Total Health, to increase both the number of pharmaceutical companies using PharmaDirect and our overall customer base. In January 2000, we acquired American Medical, a medical education company with existing relationships with pharmaceutical companies, in order to strengthen our relationship with pharmaceutical companies and increase the breadth and quality of our medical education product offerings. We intend to continue to identify and acquire companies with potential for expanded growth through leveraging the internet that meet one or more of the following criteria:


     - diversify our product and service offerings to physicians,


     - increase our access to additional physicians or


     - strengthen our relationship with pharmaceutical companies.

PRODUCTS AND SERVICES


     We offer a suite of web-based products and services that are designed to address physicians' e-commerce, information and communication needs.

e-Commerce


     We provide our business-to-business e-commerce offerings as part of our website. We currently derive revenue from all of our e-commerce offerings. Our e-commerce offerings include:



     Medsite Supplies. Medsite Supplies, which we launched in March 1999, is part of our website and enables physicians to purchase their office and medical supplies online. Currently, we sell over 3,000 products commonly used in physicians' offices, ranging from gauze pads and disposable gloves to surgical instruments and diagnostic equipment.



     Medsite Supplies provides a detailed listing, the current price and available stock for all the products we sell in addition to a picture and detailed description for a majority of our products. We designed Medsite Supplies to be easy to use with multiple search and browse functions, including searching by product category, specific product criteria or manufacturer. Medsite Supplies also includes features that enable physicians to browse the list of new items from manufacturers, view the best selling products and access a particular manufacturer's product showcase. Through our fulfillment arrangements, more than 95% of our supply orders are shipped within two business days of order receipt.



     Medsite Books and Software. We operate Medsite Books, which we launched in September 1997 and which we believe is the largest medical bookstore either on or off the internet. Medsite Books, which is part of our website, offers more than 50,000 medical books and software titles for physicians, residents and medical students. By comparison, we believe traditional medical bookstores typically offer between 4,000 and 6,000 titles. We offer Medsite Books on over 200 websites, including university and healthcare organization websites. Our agreements generally provide that these organizations include on their websites an internet link to a branded or co-branded Medsite operated website. We pay a commission to these organizations for our sales through their websites.



     We provide our customers with detailed information for all of our books. For our popular titles, we provide additional information, including the table of contents, introduction, contributing authors, excerpts, back cover comments, pictures and descriptions. Our customers review and rate these titles on a five-star scale which we then post for all of our customers. We also provide the availability, shipping time and return policy for all titles available for sale. Through our fulfillment arrangements, more than 85% of our book orders are shipped within one business day of order receipt. At the end of 1999, we had customers in over 125 countries.



     Medsite Filer. Medsite Filer, which we launched in March 2000, is a secure, online service designed to save physicians' time by helping to reduce the number of managed care plan application forms they complete. Physicians must fill out an application form for a managed care plan in order to receive payment for services rendered to patients participating in that plan. Physicians participating in multiple managed care plans are required by each managed care plan to complete an application form which contains a significant number of questions. Many of the questions on these application forms are the same, but because each plan has a different form, physicians must fill out one form for each plan in which they wish to participate. Medsite Filer enables a physician to complete one form with a comprehensive list of questions common to most managed care plan application forms. Medsite Filer then generates the appropriate forms that meet the filing requirements of each managed care plan, eliminating the need for physicians to fill out multiple forms.


Information


     Our suite of information management tools is designed to help physicians filter and organize medical information from a number of sources, including publishers of medical information and websites. We currently derive revenue from all of our information products except for Medsite Clinical Medline. Our information products include:



     Medsite Clinical Medline. Medsite Clinical Medline, which we launched in December 1999, also known as Medcite Clinical Medline, is a search engine provided free of charge to the student, resident or physician seeking medical information online. This product enables the user to retrieve information such as recent references and abstracts, as well as archive information from the last ten years from the National Library of Medicine's MEDLINE database, which is widely available for free. Medsite Clinical Medline is designed to enhance physicians' ability to search the database by allowing them to customize their searches by specific medical specialty or individual journals. Once a search is complete, the physician can save search results, receive automated updates by email on selected medical research, and send these updates to a distribution list of colleagues.



     Medsite ISI Journal Tracker. The Medsite ISI Journal Tracker, which we launched in February 2000, is a subscription service that allows physicians to receive summaries of 25 journals of their choice from over 3,000 medical publications. The summaries we make available are prepared by the Institute for Scientific Information, a data base company. The subscriber receives an email of the table of contents and abstracts for each selected journal as often as new issues are published. Journal Tracker also allows the user to purchase full-text versions of specific articles.



     Medsite University. Medsite University, which we launched in October 1999, is an online source for medical education, including accredited Continuing Medical Education, or CME. Generally, state licensing boards, professional organizations, insurers, and employers each require, to varying degrees, that physicians accumulate a minimum number of CME credits to maintain their license to practice medicine. Medsite University provides CME courses online. Our customers access these online courses through a Medsite website operated by Healthstream, Inc. We recognize the cost of the continuing medical education course to the physician as revenue when the course is completed and pay Healthstream monthly for providing its services. Our recent acquisition of American Medical expands our library of online CME courses and enables us to create customized medical information sponsored by pharmaceutical and other healthcare companies.



     Interactive Grand Rounds. Interactive Grand Rounds, which was launched in January 1999, is a online educational product that targets physicians by specialty and is offered to physicians free of charge. We generate revenue from third party sources that sponsor each program. We create information through agreements with physician experts who serve as guest editors. Each Interactive Grand Rounds program is developed in cooperation with a nationally recognized medical journal.



     Medsite Money. Medsite Money, which we launched in May 1999, provides a suite of financial services. Key services include a Medsite credit card co-branded with MBNA, medical equipment leasing with Media Capital, and a financial information page called My Medsite Money. In cooperation with News Alert, a leading aggregator of financial information, My Medsite Money provides personalization features that enable users to monitor their own stock portfolios and to receive emails of news relevant to their medical practices or personal interests. MBNA pays us a flat fee for every Medsite credit card approved and a percentage of the card holders' purchases. Our agreement with Media Capital is a one-year revenue-sharing agreement that terminates in May 2000. Our agreement with News Alert is a one-year agreement under which News Alert provides us news information services in exchange for a fixed monthly fee. This agreement terminates in April 2001. Although we did not generate revenue from Medsite Money in 1999, we will begin recognizing revenue from our MBNA agreement in 2000.


Communication


     Our communications products and services allow physicians to efficiently communicate with their colleagues and patients and keep track of their schedules from any location with internet access. We currently do not derive revenue from our communications offerings. Our communications offerings include:



     Medsite MedMail. Medsite MedMail is an online email service for medical professionals that we launched in February 1998. Physicians can create personalized features on Medsite MedMail, including the ability to receive medical and financial news and stock prices by email. We are developing services such as voicemail and pager messaging to help address the medical community's need for messaging and communication.

     Medsite Calendar. Medsite Calendar, a scheduling tool for the medical community which we launched in November 1999, features a suite of services to organize schedules and appointments including a calendar of worldwide medical events, a personal calendar and a marketing tool for event organizers. The medical event calendar is a resource that allows the physician to research, locate and register for any medical event, conference or meeting of interest. The calendar accesses a database of 3,200 events hosted in over 50 countries. Medsite Calendar provides automated notification messages when information is updated. Event organizers can use Medsite Event Calendar to market and publicize their events by posting relevant information on their upcoming events.


COMMERCIAL RELATIONSHIPS

     We enter into contracts with websites, healthcare organizations, universities and medical goods and services companies to diversify our products and services and to expand our physician reach. We have key relationships with:


     Matthews Medical. Matthews Medical is a distributor of medical supplies, software and text books. In July 1998, we entered into a non-exclusive agreement that made Matthews Medical our fulfillment vendor for medical books. We purchase books, software and supplies from Matthews Medical and resell those books, software and supplies to our customers. Matthews Medical delivers all of our products in packaging bearing the Medsite logo. Our agreement with Matthews Medical does not include minimum purchase obligations and provides that either party may terminate the agreement on 60 days notice. We recently acquired a 19% equity interest in Mathews Medical.



     American Medical Students Association. The American Medical Students Association, or AMSA, is an independent association of physicians-in-training. In September 1998, we entered into an exclusive agreement with the American Medical Students Association that provides for Medsite Books to be the online medical bookstore for the American Medical Students Association. We also sell medical software and supplies through their website. The agreement also provides that both parties will not enter into any similar agreement with competing organizations who provide similar services to the medical student market. In addition, the agreement provides that we will offer the American Medical Students Association free impressions of banner advertising. The agreement has a term of three years and neither party can terminate without cause. If the agreement is not renewed upon termination, we have agreed to pay the American Medical Students Association a commission on the products we sell for the two years following termination to customers referred to us by the American Medical Students Association during the agreement's term.



     Medscape. Medscape's website provides medical information to healthcare professionals. In October 1998, we entered into an exclusive agreement to design and operate a co-branded online book and software store accessible from Medscape's website. The agreement has a term of three years and automatically renews for one-year terms unless either party gives written notice of termination.



     Physicians' Online. Physicians' Online, a wholly-owned subsidiary of Mediconsult.com, Inc., operates a website that provides medical content to healthcare professionals. In April 1998, we entered into an exclusive agreement to design and operate an online books and software store for Physicians' Online accessible from the Physicians' Online website. The agreement expires in May 2000 and is renewable for an additional one-year term.



     In addition, each of our agreements with the American Medical Students Association, Medscape and Physicians' Online provide that these organizations include in their websites an internet link enabling their website visitors to access our online books, software or supplies store. We pay these organizations a commission based either on a predetermined fixed fee or on the sales we complete with their customer referrals.

SALES, MARKETING AND CUSTOMER SUPPORT

     We employ a variety of methods to promote the Medsite brand and to attract new physicians, including advertising, direct sales, promotional programs and public relations.


     We advertise in professional journals, websites and other publications that target physicians. We use direct marketing programs to reach individual physicians, either through traditional direct mail or emarketing techniques. We engage in direct, in-person marketing of our products and services to physicians at trade shows and industry conferences. We maintain a dedicated event department and currently intend to staff a Medsite.com booth at over 60 medical meetings and conferences in 2000, including twelve sessions as a co-sponsor of Intel-American Medical Association Internet Health training seminars.


     We use promotional programs to encourage physicians to make initial and repeat purchases. Our marketing programs include coupons or discounts on purchases, first-time buyer promotions and free shipping promotions. Since physicians register on Medsite by specialty, we can customize our marketing programs to offer products and services that best serve the needs of our customers.

     Our internal public relations department provides support in managing our branding and promotions program. We seek to reach physicians and other medical professionals through our broadcast and print media marketing programs.

     We believe that a high level of customer service and support and a positive online experience is important to retaining our existing physician customers and ensuring repeat purchases of goods and services. Our primary form of customer support is web based. On our website, we have email support and an extensive list of answers to frequently asked questions. In addition, we maintain two telephone customer support centers that operate from 8:00 a.m. to 10:00 p.m. Eastern Standard Time to assist physicians with their purchases of goods or services and to provide after-sales support, including product returns.

     As of December 31, 1999, we had 107 sales, marketing and customer support personnel.

CUSTOMERS


     Our primary customers are physicians, including residents and students. Total Health's primary customers are physicians and companies engaged in organizing and managing seminars and meetings. No individual or entity accounted for more than 10% of our 1999 revenues.


PRODUCT AND TECHNOLOGY DEVELOPMENT

     Our business is supported by a reliable, expandable and secure system platform. This platform includes website management, advanced searching tools, customer account management, transaction processing, order management, purchasing, payment services and a variety of marketing applications. Our system enables us to accept and validate our customer orders, organize, place and manage orders with our vendors, receive products and manage shipment information of products.

     We have developed proprietary software to augment those that we have licensed from vendors, such as Microsoft, Cybersource and Allaire Corporation. To date, we have focused our internal development efforts on creating and enhancing our proprietary software. Our advanced searching tools, customer account management, order collection and back-end systems are all proprietary to Medsite.com. Our system is designed to include an open application-programming interface that provides real-time connectivity to our suppliers. The employment of multiple web servers, application servers and database servers allows our systems to be resilient and redundant.


     During 1999, the Company expensed approximately $1.4 million of product development costs under SOP 98-1, costs that were incurred for the development of project plans and for ongoing updates to our site graphics. During 1999, the Company capitalized $2.0 million of product development costs under SOP 98-1 which were incurred for the development of new products and the development of added functionality to existing products. During 1998 and 1997, the Company expensed $172,020 and $66,065 of product development costs under SFAS No. 86, respectively. Substantially all of these SFAS No. 86-related costs were incurred for feasibility studies.


     We have implemented a variety of features to ensure the security and integrity of transaction communication through our system. For example:

     - we use secure socket layer, or SSL, an internet security technology, at appropriate points in the transaction flow to protect customer information during transactions,

     - our customer information is encrypted to provide a high degree of security,

     - our employees do not have access to customer information, except as necessary to perform customer support functions, and

     - we use standard secure login and password systems to authenticate customers.

     In addition, we have both on-site and off-site stand-by systems for rapid disaster recovery. Our systems infrastructure is hosted at Global Center, a Global Crossings Company, in New York City, which utilizes communication infrastructure from multiple providers and provides 24-hour monitoring and engineering support.

COMPETITION


     We face competition in attracting physicians to our website and in selling our products and services. We compete with companies and organizations, including traditional off-line companies such as catalogue and sales-force based medical distributors, book retailers, continuing medical education programs and conferences and symposia. We also face significant online competition from healthcare-related websites, including medical professional websites and book retailers. In addition, companies with whom we currently have relationships, including Medscape, Physicians' Online and Healtheon/WebMD, may compete with us or terminate our agreements with them. We believe that competition for our customers and sources of revenue will continue to increase.


     Some of our current and potential competitors may have competitive advantages compared to us, including:

     - greater resources to devote to the development, promotion and sale of their services,

     - greater financial, technical and marketing resources,

     - greater brand recognition and larger marketing budgets, and

     - larger customer and user bases.

     We believe that the principal competitive factors in obtaining and retaining customers are the attractiveness of our products and services to physicians, depth and breadth of our products and services, our ability to convert web traffic into revenue, and brand recognition. Other important factors include the ease of use, the quality of service and the cost of our products and services. We believe that the principal competitive factors that will continue to attract companies into our market include the number of physicians and medical professionals who use the internet and healthcare expenditures in the United States. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. There can be no assurance that we will be able to compete successfully against current and future competitors or that the competitive pressures we face will not seriously harm our business.

GOVERNMENT REGULATION

     Many aspects of the healthcare supplies industry are subject to regulation by federal, state and local government agencies. Many of the healthcare supplies offered by sellers who use our system are subject to compliance with laws and regulations, including operating and security standards for the sellers and their distribution centers, and regulation by agencies including the Food and Drug Administration, the Drug

Enforcement Agency, the Occupational Safety and Health Administration state boards of pharmacy and, in some areas, state boards of health. We rely upon sellers who use our services to meet all packaging, distribution, labeling, hazard and health information notices to buyers, record keeping and licensing requirements applicable to transactions conducted through our system. We cannot guarantee that the sellers are in compliance with applicable laws and regulations. If sellers have failed, or fail in the future to adequately comply with any of the relevant laws or regulations and we are found in any way to be legally responsible, we could be subject to governmental penalties or fines, as well as private lawsuits to enforce these laws and regulations. Any damage awards, injunctions, penalties or fines resulting from any of those actions could harm our business.


     The federal government has recently issued proposed regulations in accordance with the Health Insurance Portability and Accountability Act which, when finalized, will govern the protection and disclosure of patient confidential information. In addition, due to the increasing popularity and use of the internet, it is possible that a number of laws and regulations may be adopted or interpreted in the United States and abroad with particular applicability to the internet. It is also possible that new laws and regulations may be adopted or interpreted by the Untied States and foreign governments to address the sale and distribution of healthcare supplies using the internet. It is possible that governments will enact legislation that may be applicable to us in areas including content, products distribution, network security, encryption, the use of measures for data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and re-transmission activities. The applicability to the internet of existing laws governing issues like property ownership, content, taxation, defamation, personal privacy, product liability and environmental protection, as well as the necessity for governmental permits, labeling, certifications and the need to supply information to relevant parties, is uncertain. Most of these laws were adopted before the widespread use and commercialization of the internet and, as a result, do not contemplate or address the unique issues of the internet and related technologies. Any export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the internet, increase our cost of doing business or increase our liability exposure. Any of these factors could harm our business.



     We intend to enter into financial relationships with providers of healthcare services, including physicians and pharmaceutical manufacturers, and such relationships are subject to federal and state healthcare regulations. The Medicare/Medicaid Anti-Kickback law prohibits the offering, soliciting, paying or receiving of remuneration in return for the referral of patients whose care will be paid by Medicare, Medicaid or certain other federal health care programs. Violations of the Medicare/Medicaid Anti-Kickback law may be punishable by criminal and civil fines, exclusion from federal healthcare programs, and damages up to three times the total dollar amount involved. In addition, some states have adopted similar prohibitions, which can often be broader than the Medicare/Medicaid Anti-Kickback law.



     The Office of Inspector General of the Department of Health and Human Services has been authorized to publish regulations outlining activities and business relationships that would be deemed not to violate the Medicare/Medicaid Anti-Kickback law. These regulations are known as "safe harbor" regulations. However, the failure of a particular activity to comply with the safe harbor regulations does not mean that the activity violates the Medicare/Medicaid Anti-Kickback law.



     Although we believe that our relationships with physicians and other healthcare providers have been structured in light of the safe harbor regulations, we cannot assure you that regulatory authorities will not determine otherwise. If that happens, we would be subject to criminal and civil penalties and/or exclusion from participating in Medicare, Medicaid or other healthcare programs. Such a finding could have a material adverse effect on our business.



     In addition to the Medicare/Medicaid Anti-Kickback law, the "Stark Law" prohibits physicians from referring Medicare and Medicaid patients to health care entities in which they or any of their immediate family members have ownership or other financial interests. These types of referrals are commonly known as "self referrals." Sanctions for violating the Stark Law include civil money penalties, assessments equal to twice the dollar value of each service and exclusion from the Medicare and Medicaid programs. There are certain exceptions to the Stark Law and we have structured our financial relationships with physicians to comply with these exceptions. However, we cannot assure that the regulatory agency may determine that our relationships with physicians violate the Stark Law. If that happens, we would be subject to civil penalties and/or exclusion from participating in Medicare, Medicaid or other healthcare programs. Such a finding could have a material adverse effect on our business.


PROPRIETARY RIGHTS

     There are limited technological barriers to entry into the business of providing online healthcare e-commerce, information and communication products and services. Consequently, others can develop, market and sell products and services or use technologies similar to those used by us.

     We rely on a combination of copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary rights. We also use proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. We currently do not have any patents protecting our technology. We cannot assure you that our intellectual property measures will be sufficient to prevent misappropriation of our technology.

EMPLOYEES

     As of December 31, 1999, we had a total of 165 full-time employees. Of these, 107 were engaged in sales, marketing and business development, 33 were engaged in technical development and support and 25 were engaged in finance and administration. Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and we may not be able to retain our key personnel in the future. None of our employees is a member of a labor union or is covered by a collective bargaining agreement and we have never experienced a work stoppage. We believe that our relations with our employees are satisfactory.

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings. We may in the future be a party to litigation arising in the course of our business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

FACILITIES

     Our principal executive offices are located in New York, New York, where we lease approximately 65,000 square feet under the terms of a lease that expires in June 2002. We also lease satellite offices in New York, New York and Bloomfield, New Jersey. We believe that these facilities are adequate for our present and anticipated levels of operations for the foreseeable future.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth information with respect to our executive officers, key employees and directors as of March 31, 2000:


EXECUTIVE OFFICERS AND DIRECTORS      AGE                           POSITION
--------------------------------      ----                          --------
Sundeep Bhan........................   27     President, Chief Executive Officer and Chairman of
                                              the Board
Gregory Scott.......................   46     Executive Vice President, Chief Financial Officer
                                              and Secretary
Sameer Shariff......................   28     Executive Vice President, Sales
Sanjay Pingle.......................   28     Executive Vice President, Product Development
Douglas Mack........................   39     Senior Vice President, e-Commerce
Thomas Feitel.......................   47     Senior Vice President, Corporate Marketing
Vincent Friedewald, Jr., M.D........   58     Senior Vice President, Medical Editor
Walter H. Barandiaran (1)(2)........   47     Director
Mitchell Blutt, M.D.(1)(2)..........   42     Director
Gary Stein (1)......................   32     Director


KEY EMPLOYEES                         AGE                           POSITION
-------------                         ----                          --------
Sharon F. Callahan..................   38     Senior Vice President, Pharmaceutical and Healthcare
                                              Marketing
John Eastman........................   44     Senior Vice President, Information
Joanne Brown Lee....................   47     Senior Vice President, Administration and Treasurer
James Mench.........................   41     Senior Vice President, Finance
Douglas A. Present..................   35     Senior Vice President, Business to Business Markets
K.J. Singh, M.D.....................   44     Senior Vice President, Communication


---------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

EXECUTIVE OFFICERS AND DIRECTORS


     Sundeep Bhan has served as our Chief Executive Officer since November 1997 and as Chairman of our Board of Directors since January 1997. From January 1995 to December 1996, Mr. Bhan served as President of Oblisk Interactive, L.L.C., a healthcare software company that he founded. From January 1994 to January 1995, he served as a Project Manager for Intermedia Software, a software company, Mr. Bhan has also served as a director of Matthews Medical, a distributor of medical books, supplies and software since March 2000. Mr. Bhan holds a B.A. in communications from the Annenberg School of Communications of the University of Pennsylvania with a concentration in business from the Wharton School of the University of Pennsylvania.


     Gregory Scott has served as our Executive Vice President, Chief Financial Officer since August 1999. From November 1995 to August 1999, Mr. Scott served as the Chief Financial Officer of Prudential Healthcare Group. From August 1993 to November 1995, Mr. Scott was the Chief Financial Officer, Executive Vice President and a director of Prudential Securities, Inc. Mr. Scott holds an A.B. from Colgate University and an M.B.A. from the University of Michigan.

     Sameer Shariff has served as our Executive Vice President, Sales since January 1997. From January 1997 to February 2000, Mr. Shariff served as a member of our board of directors. From January 1995 to December 1996, Mr. Shariff served as Vice President, Sales and Marketing of Oblisk Interactive, L.L.C., a healthcare software company. Mr. Shariff holds a B.S. in economics from the Wharton School of the University of Pennsylvania.

     Sanjay Pingle has served as our Executive Vice President, Product Development since January 1997. From November 1997 to February 2000, Mr. Pingle served as a member of our board of directors. From January 1995 to December 1996, Mr. Pingle was Vice President, Marketing and Product Development at Oblisk Interactive, L.L.C., a healthcare software company. From August 1993 to December 1994, Mr. Pingle was a senior consultant at Kaiser Associates, a consulting firm. Mr. Pingle holds a B.S. in economics from the Wharton School of the University of Pennsylvania.


     Douglas Mack has served as our Senior Vice President, e-Commerce since December 1999. From April 1988 to December 1999, Mr. Mack was the President of Total Health Products, Inc., a medical supply fulfillment company. Mr. Mack holds a B.A. from Connecticut College and an M.B.A. from the University of Chicago.



     Thomas Feitel has served as our Senior Vice President, Corporate Marketing since September 1999. From May 1989 to March 1999, Mr. Feitel held a variety of marketing management positions at Schering-Plough, a pharmaceutical company, including Vice President of Marketing. From August 1983 to May 1989, Mr. Feitel served as Brand Manager of Quaker Oats, Inc. for Life Cereal and Gatorade Thirst Quencher. Mr. Feitel holds a B.A. in English from Yale University and an M.B.A. from Columbia University.



     Vincent Friedewald, Jr., M.D., has served as our Senior Vice President, Medical Editor since January 2000. From January 1995 to January 2000, Dr. Friedewald served as Executive Producer of American Medical Communications, Inc., a medical education company. From 1988 to 1998, Dr. Friedewald also served as Chairman of the Board of American Medical Communications, Inc. Dr. Friedewald holds a B.S. from the University of Notre Dame and an M.D. from Southwestern Medical School of the University of Texas.



     Walter H. Barandiaran has served as a member of our board of directors since February 1999. Mr. Barandiaran holds this position as a representative on the board for our class A preferred stockholders pursuant to our investor rights agreement. Mr. Barandiaran is a Managing Partner of The Argentum Group, a private venture capital investment firm, a position he has held since 1987. Since February 1990, Mr. Barandiaran has been a general partner of Argentum Capital Partners, L.P. and since April 1997, Mr. Barandiaran has been a general partner of Argentum Capital Partners II, L.P. He also serves on the boards of several private companies. Mr. Barandiaran holds a B.A. from Baruch College, City University of New York and attended New York University's Stern School of Business.



     Mitchell Blutt, M.D. has served as a member of our board of directors since December 1999. Mr. Blutt holds this position as a representative on the board for CB Capital, L.P., an affiliate of Chase Capital Partners and a class B preferred stockholder, pursuant to our investor rights agreement. Since 1992, Dr. Blutt has been the Executive Partner of Chase Capital Partners L.P., a venture capital investment firm. Dr. Blutt also serves as an adjunct Assistant Professor of Medicine at The New York Hospital, Cornell Medical Center. Dr. Blutt serves on the board of directors of Hanger Orthopedic Group Inc., Fisher Scientific International, Inc. and La Petite Academy, Inc. Dr. Blutt also serves on the board of several private companies and is a member of the board of trustees of the University of Pennsylvania. Dr. Blutt holds a B.A. in psychology, an M.D. and an M.B.A. from the University of Pennsylvania.



     Gary Stein has served as a member of our board of directors since December 1999. Mr. Stein holds this position as a representative on the board for Morgan Stanley Dean Witter Venture Partners IV, L.P., a class B1 preferred stockholder, pursuant to our investor rights agreement. Mr. Stein is a Vice President of Morgan Stanley & Co. Incorporated, and the corporate managing member of Morgan Stanley Dean Witter Venture Partners IV, L.P. Mr. Stein has been employed by Morgan Stanley Dean Witter since August 1997. From August 1992 to August 1997, Mr. Stein was a Senior Associate at Patricof & Co. Ventures, a venture capital investment firm. Mr. Stein serves on the board of directors of Allscripts, Inc., an internet healthcare company. Mr. Stein holds a B.S. in economics from the Wharton School of the University of Pennsylvania and an M.B.A. from Columbia University.

KEY EMPLOYEES


     Sharon F. Callahan has served as our Senior Vice President, Pharmaceutical and Healthcare Marketing since February 2000. From July 1991 to February 2000, Ms. Callahan served in positions of increasing responsibility for SCP Communications, Inc., a company engaged in medical communications, medical publishing and clinical trials, as Senior Manager and ultimately as Corporate Vice President and General Manager. Ms. Callahan holds a B.A. from Wheaton College.


     John Eastman has served as our Senior Vice President, Information since June 1999. From February 1996 to May 1999, Mr. Eastman was founder and President of Teton Ventures, a medical publishing consulting firm. Mr. Eastman holds a B.S., J.D. and an M.B.A. from Southern Methodist University.

     Joanne Brown Lee has served as our Senior Vice President, Administration and Treasurer since September 1999. From July 1974 to August 1999, Ms. Brown Lee served as Vice President and Treasurer of the Prudential Healthcare division of Prudential Insurance Company of America. Ms. Brown Lee holds a B.S. from Montclair State University.

     James Mench has served as our Senior Vice President, Finance since January 2000. From September 1988 to December 1999, Mr. Mench was Vice President, Finance at Prudential Insurance Company of America. Mr. Mench holds a B.A. in economics from Rutgers University.


     Douglas A. Present has served as our Senior Vice President, Business to Business Markets, since February 2000. From August 1999 to February 2000, Mr. Present was President and Chief Operating Officer for ProMedCo-HV, a wholly owned subsidiary of ProMedCo Management Corporation, a medical services company. From January 1995 to July 1999, he served as President and Chief Operating Officer for Primergy, Inc. which was acquired by ProMedCo. Mr. Present holds a B.S. in marketing from the School of Management of Syracuse University and an M.B.A. from the Wharton School of the University of Pennsylvania.


     K.J. Singh, M.D. has served as our Senior Vice President, Communication since January 2000. From April 1998 to January 2000, Dr. Singh was an Engagement Manager of McKinsey & Co., a management consulting firm. From March 1997 to April 1998, Dr. Singh served as Coordinator, Business Redesign at Glaxo Wellcome, a pharmaceutical company. From June 1996 to October 1996, Mr. Singh was a resident in Internal Medicine at the New York University Medical Center. Dr. Singh holds a B.A. and a Master of Philosophy degree from Oxford University, an M.D. from Columbia University and an M.B.A. from the Sloan School of the Massachusetts Institute of Technology.

BOARD COMPOSITION

     We currently have authorized seven directors. Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of the board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, one of the nominees will be elected to a one-year term, one will be elected to a two-year term and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Mr. Stein has been designated a Class I director whose term expires at the 2000 annual meeting of stockholders. Dr. Blutt has been designated a Class II director whose term expires at the 2001 annual meeting of stockholders. Mr. Barandiaran and Mr. Bhan have been designated Class III directors whose term expires at the 2002 annual meeting of stockholders. We intend to add two outside directors to the board of directors in the near future. There are no family relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

     Our board of directors has an audit committee and a compensation committee.


     Our audit committee reviews, acts on and reports to our board of directors with respect to various auditing and accounting matters, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. We require that our audit committee have a minimum of three members and be comprised only of independent directors. A director will not be considered independent if he or she has:



     - been employed by us or an affiliate of ours in the past three years,



     - accepted any compensation from us or our affiliate in excess of $60,000 during the previous fiscal year, other than for board service, retirement plan benefits or nondiscretionary compensation,



     - an immediate family member who is, or has been in the past three years, employed by us or an affiliate as an executive officer,



     - been a partner, controlling stockholder or an executive officer for any for-profit business to which we made, or from which we received, payments that exceed the greater of 5% of our consolidated gross revenues for that year or $200,000, in any of the past three years, other than payments solely for investments in our securities, or



     - been employed as an executive of another entity where any of our executives serve on that entity's compensation committee.



     In addition, we require that at least one member of our audit committee have past experience in finance or accounting.



     Mr. Barandiaran, Dr. Blutt and Mr. Stein meet these requirements and are the members of our audit committee.


     Our compensation committee establishes salaries, incentives and other forms of compensation for officers and other employees. This committee also administers our incentive compensation and benefit plans. Mr. Barandiaran and Dr. Blutt are the members of the compensation committee.

DIRECTOR COMPENSATION


     Directors do not currently receive any cash compensation from us for their services as members of our board of directors except for reimbursement of reasonable expenses incurred in connection with serving as a director. In 1999, our directors did not receive any cash compensation or option grants. Directors who are employees of Medsite are eligible to participate in our 2000 stock plan and our 2000 employee stock purchase plan. Directors who are not employees of Medsite are eligible to participate in our 2000 director option plan. Our 2000 director option plan generally provides for an automatic initial grant of options to purchase 30,000 shares of our common stock to each non-employee director on the later to occur of February 15, 2000, the effective date of the plan, or the date on which a person first becomes a non-employee director. Initial grants of an option to purchase 30,000 shares were made to Mr. Barandiaran, Dr. Blutt and Mr. Stein as of the effective date. After the initial grant, a non-employee director will be granted a subsequent option to purchase 7,500 shares of our common stock each year on the date of our annual meeting of stockholders, if on that date he or she has served as a director for at least six months. The option grants have a term of ten years. Each initial option grant will vest as to 25% of the shares issuable under the option on each anniversary of its date of grant and each subsequent option grant will vest as to 100% of the shares issuable under the grant on the fourth anniversary of its date of grant. The exercise price of all options will be 100% of the fair market value per share of our common stock on its date of grant. For an additional description of these option plans, please refer to our discussion under "-- Compensation Plans."


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     None of the members of our compensation committee is an officer or employee of Medsite. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned for services rendered to us in all capacities for the fiscal year ended December 31, 1999 by our Chief Executive Officer and the four next most highly compensated executive officers who earned more than aggregate cash compensation of $100,000 during the fiscal year ended December 31, 1999 (collectively, our "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE


                                                                        LONG-TERM
                                                                       COMPENSATION
                                                                       ------------
                               ANNUAL COMPENSATION                      SECURITIES
                              ---------------------    OTHER ANNUAL     UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION   SALARY($)    BONUS($)    COMPENSATION      OPTIONS       COMPENSATION($)
---------------------------   ---------    --------    ------------    ------------    ---------------
Sundeep Bhan................  $220,883     $36,000            --         108,000               --
  President and Chief
  Executive Officer
Gregory Scott...............    78,846          --            --         937,500               --
  Executive Vice President,
  Chief Financial Officer
Sanjay Pingle...............   170,833      28,000            --          84,000               --
  Executive Vice President,
  Product Development
Sameer Shariff..............   170,833      28,000            --          84,000               --
  Executive Vice President,
  Sales
Rajnish Kapoor..............   170,833       7,000            --          84,000               --
  Executive Vice President,
  Operations


     Mr. Scott was hired as an executive officer in August 1999 and is currently compensated at an annual rate of $200,000. Mr. Kapoor terminated his employment with us as of February 2000. All bonuses reflect 1998 bonus paid in 1999.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS


     Mr. Bhan, our Chief Executive Officer, is party to an employment agreement dated as of January 29, 1999. Under this agreement, we agreed to pay Mr. Bhan an annual salary of $200,000, which was raised to $250,000 in August 1999. Mr. Bhan is also eligible to receive a bonus of up to 25% of his salary. If Mr. Bhan is terminated without cause, he will be entitled to receive continued payment of his base salary for up to one year as severance. The initial term of this agreement is two years. The agreement automatically renews for additional terms of one year unless we or Mr. Bhan provide written notice of election not to renew.



     Mr. Pingle, our Executive Vice President, Product Development, is party to an employment agreement dated as of January 29, 1999. Under this agreement, we agreed to pay Mr. Pingle an annual salary of $150,000, which was raised to $200,000 in August 1999. Mr. Pingle is also eligible to receive a bonus of up to 25% of his salary. If Mr. Pingle is terminated without cause, he will be entitled to receive continued payment of his base salary for up to one year as severance. The initial term of this agreement is two years. The agreement automatically renews for additional terms of one year unless we or Mr. Pingle provide written notice of election not to renew.


     Mr. Shariff, our Executive Vice President, Sales, is party to an employment agreement, dated as of January 29, 1999. Under this agreement, we agreed to pay Mr. Shariff an annual salary of $150,000, which was raised to $200,000 in August 1999. Mr. Shariff is also eligible to receive a bonus of up to 25% of his salary. If Mr. Shariff is terminated without cause, he will be entitled to receive continued payment of his base salary for up to one year as severance. The initial term of this agreement is two years. The agreement automatically renews for additional terms of one year unless we or Mr. Shariff provide written notice of election not to renew.



     Mr. Kapoor, our former Executive Vice President, Operations, was party to an employment agreement dated as of January 29, 1999. Under this agreement, we agreed to pay Mr. Kapoor an annual salary of $150,000, which was raised to $200,000 in August 1999. Mr. Kapoor was also eligible to receive a bonus of up to 25% of his salary. Mr. Kapoor terminated his employment with us and his employment agreement as of February 4, 2000. No payments are due to Mr. Kapoor under this agreement. The initial term of this agreement was two years.



     Mr. Scott, our Chief Financial Officer, is party to an employment agreement dated as of August 12, 1999. Under the agreement, we agreed to pay Mr. Scott an annual salary of $200,000 for three years with automatic renewal for additional one year terms unless notice is given 30 days prior to the expiration of the current term. We also granted him an option to purchase 937,500 shares of our common stock. The shares issuable under this option will vest over a five year period with 20% vesting on the anniversary of the date of the agreement. If Mr. Scott's agreement is not renewed within the first five years of the date of the agreement, if Mr. Scott is terminated without cause, or in the event of a change of control, 100% of the shares subject to the option will vest immediately. If Mr. Scott is terminated without cause and he signs a release of claims, he will be entitled to receive continued payments of his base salary for the longer of the remaining term of the agreement or twelve months. If within twelve months of a change of control, Mr. Scott terminates his employment voluntarily or is terminated without cause, he will be entitled to a lump-sum payment equal to twelve months salary. A change of control is defined as a merger or consolidation in which we are not the surviving corporation, a liquidation or the sale or disposition of all or substantially all of our assets. The initial term of this agreement is three years. The agreement automatically renews for additional terms of one year unless we or Mr. Scott provide written notice of election not to renew.


OPTION GRANTS IN LAST FISCAL YEAR


     The following table presents the grants of stock options to each of the named officers under our 1999 stock option plan during the fiscal year ended December 31, 1999, including the potential realizable value of the options at assumed 5% and 10% annual rates over the 10 year term, compounded annually. These rates of return are mandated by the rules of the Securities and Exchange commission and do not represent our estimate or projection of our future stock prices. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.



     The information regarding such options granted to named executive officers as a percentage of total options granted to employees in the fiscal year, as disclosed in the table, is based upon options to purchase on aggregate of 4,767,000 shares of common stock that were granted to all employees and directors as a group, including named executive officers, in the fiscal year ended December 31, 1999.



                                                                                      POTENTIAL REALIZABLE VALUE
                                            INDIVIDUAL GRANTS                           AT ASSUMED ANNUAL RATE
                       -----------------------------------------------------------          OF STOCK PRICE
                       NUMBER OF     PERCENTAGE OF                                     APPRECIATION FOR OPTION
                       SECURITIES    TOTAL OPTIONS                                               TERM
                       UNDERLYING     GRANTED TO                                      --------------------------
                        OPTIONS      EMPLOYEES IN     EXERCISE PRICE    EXPIRATION
                        GRANTED       FISCAL YEAR       PER SHARE          DATE           5%            10%
                       ----------    -------------    --------------    ----------    ----------    ------------
Gregory Scott........   937,500          19.7%            $3.33           8/12/09      530,719       1,030,219

FISCAL YEAR-END OPTION VALUES

     The following table provides summary information concerning the shares of common stock represented by outstanding stock options held by each of the named executive officers as of December 31, 1999. No options were exercised by the named executive officers during the year ended December 31, 1999.

     The values are based on the deemed fair market value as of December 31, 1999, minus the exercise price, multiplied by the number of shares underlying the option.


                                               NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                                          UNDERLYING UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS AT A
                                               AT DECEMBER 31, 1999                 DECEMBER 31, 1999
                                          -------------------------------     -----------------------------
                  NAME                    EXERCISABLE      UNEXERCISABLE      EXERCISABLE     UNEXERCISABLE
                  ----                    ------------     --------------     -----------     -------------
Sundeep Bhan............................     43,200            64,800          $112,000        $  172,800
Sanjay Pingle...........................     33,600            50,400            89,600           134,400
Sameer Shariff..........................     33,600            50,400            89,600           134,400
Rajnish Kapoor..........................     33,600            50,400            89,600           134,400
Gregory Scott...........................          0           937,500                 0         1,250,000


COMPENSATION PLANS

     1999 Stock Option Plan


     Our 1999 stock option plan provides for the granting to employees including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting to employees, directors and consultants of nonstatutory stock options. As of December 31, 1999, 4,875,000 shares were authorized under the plan, 4,767,000 shares were subject to outstanding options and approximately 108,000 shares remain available for future grant. No further option grants will be made under the 1999 stock option plan after the completion of this offering.


  2000 Stock Plan

     Our 2000 stock plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 2000 stock plan was originally adopted by our board of directors in February 2000 and is subject to stockholder approval. Unless terminated sooner, the 2000 stock plan will terminate automatically ten years from the date of obtaining stockholder approval.


     A total of 7,500,000 shares of our common stock has been reserved for issuance under this plan. In addition, annual increases will be added on the first day of our fiscal year beginning in 2001, equal to the lesser of 3,000,000 shares, 3% of the outstanding shares or an amount determined by our board of directors. There have been no options granted under the 2000 stock plan prior to the completion of this offering.


     The administrator of our 2000 stock plan has the power to determine, among other things:

     - the terms of the options or stock purchase right granted, including the exercise price of the option or stock purchase right,

     - the number of shares issuable under each option or stock purchase right,

     - the exercisability of each option or stock purchase right, and

     - the form of consideration payable upon the exercise of each option or stock purchase right.

     In addition, the administrator has the authority to amend, suspend or terminate the 2000 stock plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the 2000 stock plan. During any fiscal year, each optionee may be granted options to purchase a maximum of 2,250,000 shares. In addition, in connection with an optionee's initial employment with us, such optionee may be granted an option covering an additional 2,250,000 shares.



     Options and stock purchase rights granted under our 2000 stock plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 2000 stock plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of Medsite, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term.


     In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement grants us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason, including death or disability. The purchase price for shares repurchased under the restricted stock purchase agreement must be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option lapses at a rate determined by the administrator.

     The exercise price of all incentive stock options granted under the 2000 stock plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 2000 stock plan is determined by the administrator, but for nonstatutory stock options intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. For any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The terms of all other options granted under the 2000 stock plan may not exceed ten years.

     The 2000 stock plan provides that if we merge with or into another corporation, or sell substantially all of our assets, each option and stock purchase right shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees will become fully vested in and have the right to exercise such options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable upon a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right is fully exercisable for a period of 15 days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the 15 day period.

  2000 Employee Stock Purchase Plan


     Our 2000 employee stock purchase plan was adopted by our board of directors in February 2000 and is subject to approval by our stockholders. A total of 2,250,000 shares of our common stock has been reserved for issuance under the 2000 employee stock purchase plan, plus annual increases beginning on the first day of our fiscal year beginning in 2001 equal to the lesser of 1,500,000 shares, 1% of the outstanding shares on such date or an amount determined by our board of directors. As of the date of this prospectus, no shares have been issued under the 2000 employee stock purchase plan.


     The 2000 employee stock purchase plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, contains consecutive, overlapping, twelve month offering periods. Each offering period includes two six-month purchase periods. The offering periods generally start on the first trading day on or after May 15 and November 15 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before November 14, 2000 or May 14, 2000.

     Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, employees may not be granted an option to purchase stock under the 2000 employee stock purchase plan if they either:

     - immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

     - hold rights to purchase stock under our employee stock purchase plans which accrue at a rate which exceed $25,000 worth of stock for each calendar year.


     The 2000 employee stock purchase plan permits participants to purchase our common stock through payroll deductions of up to 15% of the participant's compensation. Compensation is defined as the participant's base straight time gross earnings and commissions but exclusive of payments for overtime, profit sharing payments, shift premium payments, incentive compensation, incentive payments and bonuses. The maximum number of shares a participant may purchase during a single purchase period is 15,000 shares.


     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 2000 purchase plan is generally 85% of the lower of the fair market value of the common stock either:

     - at the beginning of the offering period, or

     - at the end of the purchase period.


     If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with Medsite.


     Rights granted under the 2000 employee stock purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 2000 employee stock purchase plan. The 2000 employee stock purchase plan provides that, if we merge with or into another corporation or there is a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

     The 2000 employee stock purchase plan will terminate in 2010. Our board of directors has the authority to amend or terminate the 2000 employee stock purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 2000 employee stock purchase plan.

  2000 Director Option Plan


     Non-employee directors are entitled to participate in our 2000 director option plan. The 2000 director option plan was adopted by our board of directors in February 2000 and is subject to approval by our stockholders. The 2000 director option plan has a term of ten years, unless terminated sooner by our board of directors. A total of 375,000 shares of our common stock have been reserved for issuance under the 2000 director option plan. In addition, annual increases will be added to this plan on the first day of our fiscal year beginning in 2001, equal to the number of options granted under the plan during the prior fiscal year.



     The 2000 director option plan generally provides for an automatic initial grant of an option to purchase 30,000 shares of our common stock to each non-employee director on the date which the later of the following events occur:


     - the effective date of the 2000 director option plan, or

     - the date when a person first becomes a non-employee director.


     After the initial grant, a non-employee director will be granted a subsequent option to purchase 7,500 shares of our common stock each year on the date of our annual meeting of stockholders, if on such date he or she has served on our board of directors for at least six months. Each initial option grant and each subsequent option grant shall have a term of 10 years. Each initial option grant will vest as to 25% of the shares issuable under the option on each anniversary of its date of grant and each subsequent option grant will vest as to 100% of the shares issuable under the option on the fourth anniversary of its date of grant. The exercise prices of all options will be 100% of the fair market value per share of our common stock on the date of grant.

     The 2000 director option plan provides that if we merge with or into another corporation, or sell substantially all of our assets, the successor corporation shall assume each option or substitute an equivalent option. If following such assumption or substitution, the optionee's status as a director is terminated other than upon voluntary resignation, each option will become fully vested and exercisable generally for a period of three months from the date of termination. If outstanding options are not assumed or substituted for by the successor corporation, each option will become fully vested and exercisable for a period of thirty days from the date our board of directors notifies the optionee of the option's full exercisability, after which period the option shall terminate. Options granted under the 2000 director option plan must be exercised within three months of the end of the optionee's tenure as our director, or within twelve months after such director's termination by death or disability, but in no event later than the expiration of the option's ten year term. No option granted under the 2000 director option plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders,

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - unlawful payments of dividends or unlawful stock repurchases or redemption, or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify other officers and employees and our agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.


     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Medsite arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                           RELATED PARTY TRANSACTIONS

PREFERRED STOCK SALES

  Class A Convertible Preferred Stock


     In February 1999, we sold shares of our class A preferred stock convertible into an aggregate of 9,568,360 shares of common stock at a price of approximately $0.31 per share, to raise capital to finance our operations. We received aggregate proceeds of $3,000,000 from the sale of our class A preferred. Each share of class A preferred stock will convert into approximately 3,189 shares of common stock immediately prior to the closing of this offering. The following 5% stockholders purchased shares in the financing:



                                                           NUMBER OF
                                                       COMMON EQUIVALENT      AGGREGATE
PURCHASER                                                   SHARES          CONSIDERATION
---------                                              -----------------    -------------
Argentum Capital Partners II, L.P. ..................      4,784,180         $1,500,000
Medsite ACP II Limited Partners, L.P. ...............      4,784,180         $1,500,000



     The entities listed in the table above are the beneficial owners of the number of shares listed opposite their name and hold voting and investment power with respect to these shares. The share numbers and price per share above reflect the two-for-one stock split of our capital stock effected in March 1999 and the three-for-two stock split of our capital stock immediately prior to the effectiveness of this offering. Pursuant to our investor rights agreement, the holders of our class A preferred stock are entitled to elect two directors, one position of which is currently filled by Walter Barandiaran. Mr. Barandiaran is Managing Partner of The Argentum Group, an affiliate of Argentum Capital Partners II, L.P. and Medsite ACP II Limited Partners, L.P.


  Class B Convertible Preferred Stock


     In October 1999, we sold shares of our class B1 preferred stock convertible into an aggregate of 8,308,632 shares of common stock at a price of approximately $3.67 per share, to raise capital to finance our operations. We received aggregate proceeds of $30,464,984 from this sale of our class B1 preferred. Each share of class B1 preferred stock will convert into one share of common stock immediately prior to the closing of this offering. The following 5% stockholders purchased shares in the financing:



                                                           NUMBER OF
                                                       COMMON EQUIVALENT      AGGREGATE
PURCHASER                                                   SHARES          CONSIDERATION
---------                                              -----------------    -------------
Argentum Capital Partners II, L.P. ..................        272,727         $  999,999
CB Capital L.P., an affiliate of Chase Capital
  Partners...........................................      1,090,909          4,000,002



     The entities listed in the table above are the beneficial owners of the number of shares listed opposite their name and hold voting and investment power with respect to these shares.



     In December 1999, we sold shares of our class B1 preferred stock convertible into an aggregate of 5,362,060 shares of common stock at a price of approximately $3.67 per share, to raise capital to finance our operations. We received aggregate proceeds of $19,660,894 from this sale of class B1 preferred. The following 5% stockholders purchased shares in the financing:



                                                           NUMBER OF
                                                       COMMON EQUIVALENT      AGGREGATE
PURCHASER                                                   SHARES          CONSIDERATION
---------                                              -----------------    -------------
CB Capital L.P., an affiliate of Chase Capital
  Partners...........................................      1,636,363         $6,000,000
Morgan Stanley Dean Witter Venture Partners IV,
  L.P................................................      1,636,363          6,000,000



     The entities listed in the table above are the beneficial owners of the number of shares listed opposite their name and hold voting and investment power with respect to these shares.

     Pursuant to our investor rights agreement, CB Capital L.P. and Morgan Stanley Dean Witter Venture Partners IV, L.P. are each entitled to elect one director to our board. CB Capital has elected Mitchell Blutt, M.D. and Morgan Stanley has elected Gary Stein. Dr. Blutt is an executive partner at Chase Capital Partners, L.P. a venture capital investment firm affiliated with CB Capital L.P. Mr. Stein is a Vice President of Morgan Stanley & Co. Incorporated.



  Investor Rights Agreement



     We have entered into an agreement with the preferred stockholders described above, as well as all other holders of class B1 preferred stock, holders of our class B2 preferred stock, our founders and the former stockholder of Total Health pursuant to which these stockholders will have registration rights with respect to their shares of common stock following this offering. Set forth below is a summary of these registration rights.



     Demand Registrations. At any time on or after the earlier of June 10, 2001 or six months following the closing date of the initial public offering of our common stock, the holders of registration rights may request us to register shares of common stock subject to our right, upon advice of our underwriters, to reduce the number of shares proposed to be registered. We will be obligated to effect only four registrations pursuant to such a request by holders of registration rights. If shares requested to be included in a registration must be excluded due to limitations on the number of shares to be registered on behalf of the selling stockholders pursuant to the underwriters' advice, the shares registered on behalf of the selling stockholders will be allocated among all holders of shares with rights to be included in the registration on the basis of the number of shares with these rights held by these stockholders.



     Piggyback Registration Rights. The holders who have registration rights have unlimited rights to request that shares be included in any company-initiated registration of common stock other than registrations of employee benefit plans or business combinations subject to Rule 145 under the Securities Act. The former shareholders of American Medical are party to a separate rights agreement which grants them these piggyback rights in addition to the stockholders listed above. The underwriters may, for marketing reasons, exclude all or part of the shares requested to be registered on behalf of all stockholders having the right to request inclusion in such registration. In addition, we have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by any stockholders.



     Form S-3 Registrations. After we have qualified for registration on Form S-3 which will not be available until at least 12 months after we become a publicly reporting company, holders of registration rights may request in writing that we effect up to two registrations a year of their shares on Form S-3 as long as the gross offering price of the shares to be so registered in each such registration exceeds $1,000,000. If the registration is to be an underwritten public offering, the underwriters may reduce for marketing reasons the number of shares to be registered on behalf of all stockholders having the right to request inclusion in that registration. We are not obligated to effect a registration on Form S-3 prior to expiration of 180 days following effectiveness of the most recent registration requested by the holders.



     Transferability. The registration rights are transferable upon notice by the holder to us of the transfer, so long as the transfer complies with securities laws, the transferee acquires at least the equivalent of 375,000 shares of our common stock and the transferee agrees to be bound by the terms of our investor rights agreement.



     Termination. The registration rights will terminate five years after the date of our initial public offering.


  Other Transactions


     In October 1999 and December 1999, we sold an aggregate of 1,503,174 shares of our class B1 preferred to Reuters Holding Switzerland S.A. in connection with an agreement with Reuters to co-brand Reuters' health news content through our website.

     In December 1999, we sold 150,000 shares of our common stock to Post Kennel Investors, LLC at a purchase price of $3.33 per share. Gregory Scott, our Chief Financial Officer, is the sole managing member of Post Kennel Investors, LLC and may be deemed to beneficially own all of the 150,000 shares of our common stock held by that entity.



     In connection with our acquisition of Total Health in December 1999, we issued aggregate consideration of approximately $5.6 million in cash, $1.5 million of which is held in escrow, and 1,650,000 shares of our common stock, 409,090 of which are held in escrow, to Douglas Mack, our Executive Vice President, e-Commerce, in exchange for his interest as sole stockholder of Total Health. The escrow amounts, less any claims, will be fully released to Mr. Mack on or by May 2001. The value of the aggregate consideration received by Mr. Mack was approximately $11.7 million, based on the fair market value of our common stock at the time of the acquisition. Mr. Mack is the former President of Total Health.



     For information regarding agreements between us and some of our executive officers, please see "Management -- Employment Contracts and Change of Control Arrangements."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our common stock as of December 31, 1999, by:

     - each person known by us to be the beneficial owner of more than 5% of our outstanding common stock,

     - each of our executive officers and directors, and

     - all of our executive officers and directors as a group.

     Except as otherwise noted, the address of each person listed in the table is c/o Medsite.com, 60 East 13th Street, 3rd Floor, New York, New York 10003. The table includes all shares of common stock issuable within 60 days of December 31, 1999 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the shares.

     To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.


     The applicable percentage of ownership for each stockholder is based on 51,310,749 shares of common stock outstanding as of December 31, 1999, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.



                                                                                       PERCENTAGE
                                                                                   BENEFICIALLY OWNED
                                                                                  --------------------
                                                             NUMBER OF SHARES     PRIOR TO     AFTER
OWNER                                                       BENEFICIALLY OWNED    OFFERING    OFFERING
-----                                                       ------------------    --------    --------
Entities affiliated with The Argentum Group...............       9,841,087          19.0%       16.6%
  405 Lexington Avenue, 54th Floor
  New York, New York, 10174
CB Capital L.P. an affiliate of Chase Capital Partners....       2,727,273           5.3%        4.6%
  380 Madison Avenue, 12th Floor
  New York, New York 10017
Sundeep Bhan..............................................       4,357,260           8.8%        7.6%
Gregory Scott.............................................         150,000             *           *
Sameer Shariff............................................       4,357,260           8.8%        7.6%
Sanjay Pingle.............................................       4,357,260           8.8%        7.6%
Rajnish Kapoor............................................       4,357,260           8.8%        7.6%
Douglas Mack..............................................       1,650,000           3.2%        2.8%
Thomas Feitel.............................................              --             *           *
Vincent Friedewald, Jr. M.D. .............................              --             *           *
Walter H. Barandiaran.....................................       9,841,087          19.0%       16.6%
Mitchell Blutt, M.D.......................................       2,727,273           5.3%        4.6%
Gary Stein................................................       1,636,363           3.2%        2.8%
All executive officers and directors as a group (11
  persons)................................................      33,433,763          66.3%       57.4%


---------------
* Less than 1% of the outstanding shares of common stock.

     The shares listed above for entities affiliated with The Argentum Group consist of 5,056,906 shares held by Argentum Capital Partners II, L.P. and 4,784,179 shares held by Medsite ACP II Limited Partners, L.P.



     The shares listed above for Mr. Scott include all shares beneficially owned by Post Kennel Investors, LLC.



     The shares listed above for Mr. Mack include 409,090 shares which are held in escrow pursuant to our acquisition of Total Health.



     On January 12, 2000, we issued Dr. Friedewald 126,000 shares of our common stock and options to purchase 150,000 shares of our common stock. These options vest as to 20% of the shares issuable on each anniversary of its date of grant.



     The shares listed above for Mr. Barandiaran include all shares beneficially owned by the entities affiliated with The Argentum Group.



     The shares listed above for Dr. Blutt include all shares beneficially owned by CB Capital L.P.



     The shares listed above for Mr. Stein include all shares beneficially owned by Morgan Stanley Dean Witter Venture Partners IV, L.P.



     Mr. Barandiaran, Dr. Blutt and Mr. Stein disclaim beneficial ownership of the shares held by these entities except to the extent of their pecuniary interest in these entities.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     Our amended and restated certificate of incorporation, which will be filed prior to the closing of this offering, authorizes the issuance of up to 225,000,000 shares of common stock, par value $0.000033 per share and 75,000,000 shares of preferred stock, par value $0.0001 per share, the rights and preferences of which may be established by our board of directors. As of December 31, 1999, there were 51,310,749 shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock, which were held of record by 135 stockholders.


COMMON STOCK


     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Medsite, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.


PREFERRED STOCK


     Upon the consummation of this offering, the outstanding shares of our class A, class B1 and class B2 convertible preferred stock will automatically convert into common stock. Upon completion of this offering, the board of directors will have authority, pursuant to our articles of incorporation and without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series. The board of directors may also determine or alter for each series the voting powers, designations, preferences, special rights, qualifications, limitations or restrictions as permitted by law. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Medsite and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. There will be no shares of preferred stock outstanding upon the consummation of this offering, and we have no current plans to issue any shares of preferred stock.


REGISTRATION RIGHTS


     As of December 31, 1999, the holders of 26,464,053 shares of our common stock and warrants to purchase our common stock, or their transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of these securities. If we register any of our common stock either for our own account or for the account of other security holders, these holders are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. We will be responsible for paying all registration expenses, and the holders selling their shares will be responsible for paying all selling expenses.



     See "Related Party Transactions -- Investor Rights Agreement" for more information about the registration rights we have granted in connection with our equity financings and our acquisitions of Total Health and American Medical.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of Delaware law and our certificate of incorporation and bylaws summarized below could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  Stockholder Meetings


     Under our restated certificate of incorporation and restated bylaws, the board of directors, the Chairman of the Board and the President may call special meetings of stockholders but the stockholders may not call a special meeting. In addition, our restated certificate of incorporation and restated bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors.


  Requirements for Advance Notification of Stockholder Nominations and Proposals


     Our restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.


  Delaware Anti-Takeover Law


     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless, with some exceptions, the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.


  Undesignated Preferred Stock


     The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Medsite. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock is Boston Equiserve.


NASDAQ NATIONAL MARKET LISTING

     We have applied to list our common stock on The Nasdaq National Market under the trading symbol "MSTE".

                        SHARES ELIGIBLE FOR FUTURE SALE

     If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options) in the public market following this offering, the market price of our common stock could fall dramatically. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.


     The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and by certain "lock-up" agreements that our stockholders have entered into with the underwriters. These lock-up restrictions are subject to waiver by the underwriters in their sole discretion. The underwriters of this offering have informed us that they have no present intention to waive the lock-up restrictions. For a description of these "lock-up" agreements, please see "Underwriting."



     Upon completion of this offering, we will have outstanding 60,310,749 shares of common stock (based upon shares outstanding as of December 31, 1999), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 31, 1999. Taking into account the lock-up agreements and assuming the underwriters of this offering do not release stockholders from these agreements, based on shares outstanding as of December 31, 1999, the following shares will be eligible for sale in the public market at the following times:


     - beginning on the date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market;


     - beginning 180 days after the date of this prospectus, approximately 33,728,055 shares will be eligible for sale pursuant to Rules 144 and 701 of the Securities Act;



     - an additional 17,582,694 shares will become eligible for sale under Rule 144 upon the expiration of various one-year holding periods after the expiration of the lock-up period.


     Any common stock that has been purchased or may be purchased in this offering by our "affiliates," as defined in Rule 144 of the Securities Act, will be subject to the volume and other selling limitations under Rule 144 of the Securities Act. All of the shares eligible for sale at the 180th day after the date of this prospectus or afterward will be subject initially to certain volume and other limitations under Rule 144 of the Securities Act.


     In general, under Rule 144, a stockholder, including one of our affiliates, who has beneficially owned his or her restricted securities for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock (approximately 603,107 shares immediately after this offering) or the aggregate weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, a stockholder that is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares immediately under Rule 144(k) without compliance with the above described requirements under Rule 144.


     Securities issued in reliance on Rule 701 (such as shares of our common stock acquired pursuant to the exercise of certain options granted under our stock plans) are also restricted securities and, beginning 90 days after the date of this prospectus (subject to the 180-day lock-up agreement described above), may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.


     On or prior to the 180th day following the date of this prospectus, we intend to register for resale an additional 13,875,000 shares of common stock reserved for issuance under our 1999 stock plan, 2000 stock plan, 2000 employee stock purchase plan and 2000 director option plan. In addition, the holders of approximately 28,109,955 shares of common stock have the right to require us to register their shares for sale to the public. If these holders cause a large number of shares to be registered and sold in the public market, our stock price could fall materially.

     Prior to this offering, there has been no public market for our common stock and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

               UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of the principal United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a Non-U.S. Holder. As used in this prospectus, the term "Non-U.S. Holder" is a person who holds our common stock other than:

     - a citizen or resident of the United States,

     - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States,

     - an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or

     - a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

     This discussion does not consider:

     - state, local or foreign tax consequences,

     - specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position in light of their particular circumstances,

     - the tax consequences for the stockholders or beneficiaries of a Non-U.S. Holder,

     - special tax rules that may apply to certain Non-U.S. Holders, including without limitation, partnerships, banks, insurance companies, dealers in securities and traders in securities, or

     - special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction."

     The following discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended ("the Code"), applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion assumes that our common stock is held as a capital asset. The following summary is for general information. ACCORDINGLY, EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

     We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of our common stock, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States ("United States trade or business income"), are generally subject to United States federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate United States Internal Revenue Service form with the payor. Any United States trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

     Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000, a Non-U.S. Holder of our common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of our common stock that is eligible for a reduced rate of United States withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of our common stock unless:

     - the gain is United States trade or business income, in which case the branch profits tax described above may also apply to a corporate Non-U.S. Holder,

     - the Non-U.S. Holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements,

     - the Non-U.S. Holder is subject to tax pursuant to the provisions of the United States tax law applicable to certain United States expatriates, or

     - we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

     Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we have never been, are not currently and are not likely to become a United States real property holding corporation for United States federal income tax purposes.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the United States Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Under certain circumstances, United States Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on our common stock. Under currently applicable law, Non-U.S. Holders of our common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the United States. For dividends paid after 2000, however, a Non-U.S. Holder of our common stock that fails to certify its Non-U.S. Holder status in accordance with applicable United States Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

     The payment of the proceeds of the disposition of our common stock by a holder to or through the United States office of a broker or through a foreign branch of a United States broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of our common stock to or through a foreign office of a foreign broker will not be subject to backup withholding or information reporting unless the foreign broker is a "United States related person." In the case of the payment of proceeds from the disposition of our common stock by or through a foreign office of a broker that is a United States person or a "United States related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its foreign status or the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "United States related person" is:

     - a "controlled foreign corporation" for United States federal income tax purposes,

     - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been existence, is derived from activities that are effectively connected with the conduct of a United States trade or business, or

     - effective after 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by United States persons, or (B) the partnership is engaged in a United States trade or business.

     Effective after 2000, backup withholding may apply to the payment of disposition proceeds by or through a foreign office of a broker that is a United States person or a United States related person unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a United States person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

                                  UNDERWRITING


     Under the terms of and subject to the conditions contained in an
underwriting agreement dated             , 2000, we have agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., CIBC World Markets Corp. and E*OFFERING Corp. are acting as representatives, the following respective numbers of shares of common stock:



                                                               Number
                        Underwriter                           of Shares
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Bear, Stearns & Co. Inc. ...................................
CIBC World Markets Corp. ...................................
E*OFFERING Corp. ...........................................

                                                              --------
     Total..................................................
                                                              ========



     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated. The underwriting agreement further provides that the underwriters' obligations are conditioned upon, among other items, the effectiveness of the registration statement relating to the common stock and the delivery of opinions, certificates and letters by our officers, our counsel, counsel to the underwriters and the auditors of our financial statements.



     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,350,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.


     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other brokers/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.


     The compensation we will pay to the underwriters will consist solely of the underwriting discount, which is equal to the public offering price per share of common stock less the amount the underwriters pay to us per share of common stock. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering we believe would be considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rules of fair practice. The underwriting fee will be determined based on our negotiations with the underwriters at the time the initial public offering price of our common stock is determined. We do not expect the underwriting discount per share of common stock to exceed 7% of the initial public offering price per share of common stock. The following table summarizes the compensation and estimated expenses we will pay.



                                                  PER SHARE                             TOTAL
                                       --------------------------------    --------------------------------
                                          WITHOUT             WITH            WITHOUT             WITH
                                       OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                       --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us.............     $                 $                 $                 $
Expenses payable by us...............     $                 $                 $                 $



     We are required to pay all expenses in connection with this offering. The principal components of the offering expenses payable by us will include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus, The Nasdaq Stock Market listing fees and filing fees paid to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.


     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.


     Our officers and directors and our stockholders and optionholders have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.



     The underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of common stock being offered for employees and their friends and family, persons having business relationships with us who have expressed an interest in purchasing common stock in the offering and U.S.
residents selected from a pool of our registered members as of                ,
2000 through a directed share program. These persons will have to meet eligibility requirements of the National Association of Securities Dealers to purchase shares. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.


     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We have applied to list our common stock on The Nasdaq National Market under the symbol "MSTE."

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters, and does not reflect the market price for our common stock following the offering. The principal factors to be considered in determining the public offering price will be:


     - the information included in this prospectus and otherwise available to the representatives;


     - market conditions for initial public offerings;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - our prospects for future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     The initial public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active trading market for our common stock may not develop or continue after this offering.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market and, if commenced, may be discontinued at any time.


     A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. E*OFFERING Corp., one of the underwriters of this offering, will allocate for distribution by E*TRADE Securities, Inc. a portion of the shares that E*OFFERING is underwriting in this offering. Copies of the prospectus in electronic format will be made available on internet websites maintained by E*OFFERING Corp. and E*TRADE Securities, Inc. Customers of E*TRADE Securities, Inc. who complete and pass an online eligibility profile may place conditional offers to purchase shares in this offering through E*TRADE's internet website.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS


     The validity of our common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Cravath, Swaine & Moore, New York, New York, has represented the underwriters. Persons associated with Wilson Sonsini Goodrich & Rosati are the holders of 47,184 shares of our common stock and an option to purchase 225,000 shares of our common stock.


                                    EXPERTS

     The consolidated financial statements and schedule of Medsite.com, Inc. and subsidiary as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 appearing in this prospectus and in this registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements for Total Health Products, Inc. as of November 30, 1999 and for the eleven months then ended, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


     The financial statements for Total Health Products, Inc. as of December 31, 1998 and 1997 and for the years then ended included in this prospectus and elsewhere in the registration statement, have been audited by Amper, Politziner & Mattia P.A., independent auditors, as set forth in their report appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits filed as a part thereof, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and to the exhibits filed as a part thereof. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. The registration statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov. In addition, such material will be available for inspection at the offices of The Nasdaq Stock Market, Inc., at 1735 K Street, N.W., Washington D.C. 20006. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                         INDEX TO FINANCIAL STATEMENTS


MEDSITE.COM, INC. AND SUBSIDIARY -- AS OF DECEMBER 31, 1999
  AND 1998 AND FOR THE YEARS ENDED DECEMBER 31, 1999, 1998
  AND 1997
  Report of Independent Auditors............................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations.....................   F-4
  Consolidated Statements of Stockholders' (Deficit)........   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7

TOTAL HEALTH PRODUCTS, INC. -- AS OF NOVEMBER 30, 1999
  ELEVEN MONTHS THEN ENDED
  Report of Independent Auditors............................  F-18
  Balance Sheet.............................................  F-19
  Statement of Operations...................................  F-20
  Statement of Stockholder's Deficit........................  F-21
  Statement of Cash Flows...................................  F-22
  Notes to Financial Statements.............................  F-23

TOTAL HEALTH PRODUCTS, INC. -- AS OF DECEMBER 31, 1998 AND
  1997 AND FOR THE YEARS THEN ENDED
  Report of Independent Auditors............................  F-26
  Balance Sheets............................................  F-27
  Statements of Income and Retained Earnings................  F-28
  Statements of Cash Flows..................................  F-29
  Notes to Financial Statements.............................  F-30

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Medsite.com, Inc.

     We have audited the accompanying consolidated balance sheets of Medsite.com, Inc., and Subsidiary (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medsite.com, Inc. and Subsidiary as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                            ERNST & YOUNG LLP



New York, New York


March 31, 2000 except as to Note 15, as to which the date is May   , 2000.



The foregoing report is in the form that will be signed upon the stock split having been effected as described in Note 15 to the financial statements.



                                            /s/ ERNST & YOUNG LLP



New York, New York


April 4, 2000

                        MEDSITE.COM, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS


                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1999           1998
                                                              ------------    -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 32,298,253    $    29,353
  Restricted cash equivalents...............................     1,503,250             --
  Short term investments....................................     1,415,802             --
  Accounts receivable, less allowance of $217,000
     in 1999 and $32,000 in 1998............................     4,045,924         86,609
  Inventory.................................................       813,294             --
  Prepaid expenses and other current assets.................     1,272,278        111,424
                                                              ------------    -----------
Total current assets........................................    41,348,801        227,386
Property and equipment, net.................................     4,190,845         74,265
Intangible assets, net......................................    12,330,876             --
Other assets................................................     1,021,680          7,430
                                                              ------------    -----------
          Total assets......................................  $ 58,892,202    $   309,081
                                                              ============    ===========
LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  4,014,578    $   743,369
  Accrued expenses and other current liabilities............     3,835,722        633,018
  Deferred revenue..........................................     2,493,029             --
  Bridge notes payable......................................            --        385,030
  Lease obligation payable -- current.......................        83,013          4,247
                                                              ------------    -----------
Total current liabilities...................................    10,426,342      1,765,664
Notes payable...............................................            --        130,000
Lease obligations payable, net of current portion...........       171,704          4,662
Redeemable Convertible Preferred Stock:
  Series A Convertible Preferred Stock -- $.0001 par value;
     3,000 shares authorized; 3,000 shares issued and
     outstanding in 1999....................................     3,000,000             --
  Series B1 Convertible Preferred Stock -- $.0001 par value;
     9,500,000 shares authorized; 9,113,788 shares issued
     and outstanding in 1999................................    46,500,428             --
  Series B2 Convertible Preferred Stock -- $.0001 par value;
     1,200,000 shares authorized; 1,200,000 shares issued
     and outstanding in 1999................................     6,000,000             --
                                                              ------------    -----------
          Total Redeemable Convertible Preferred Stock......    55,500,428             --
                                                              ------------    -----------
Stockholders' (deficit):
  Common stock -- $.000033 par value; 75,000,000 shares
     authorized; 26,271,696 and 20,248,701 shares issued and
     outstanding in 1999 and 1998, respectively.............           876            675
  Additional paid-in capital................................    13,889,914        (12,387)
  Common stock to be issued.................................            --        355,975
  Accumulated (deficit).....................................   (21,097,062)    (1,935,508)
                                                              ------------    -----------
Total stockholders' (deficit)...............................    (7,206,272)    (1,591,245)
                                                              ------------    -----------
Total liabilities and stockholders' (deficit)...............  $ 58,892,202    $   309,081
                                                              ============    ===========


                            See accompanying notes.

                        MEDSITE.COM, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                            1999          1998          1997
                                                        ------------   -----------    ---------
Net sales.............................................  $  8,892,617   $ 1,416,872    $ 297,330
Cost of sales.........................................     8,882,732     1,299,384       90,600
                                                        ------------   -----------    ---------
Gross profit..........................................         9,885       117,488      206,730
                                                        ------------   -----------    ---------
Operating expenses:
  General and administrative..........................     7,116,665     1,287,662      439,170
  Sales and marketing.................................     7,174,214       540,802      114,450
  Product and technology development..................     1,371,328       172,020       66,065
  Depreciation and amortization.......................       832,961        14,141           --
                                                        ------------   -----------    ---------
Total operating expenses..............................    16,495,168     2,014,625      619,685
                                                        ------------   -----------    ---------
Loss from operations..................................   (16,485,283)   (1,897,137)    (412,955)
Interest income (expense), net........................       336,729       (38,371)     (16,898)
                                                        ------------   -----------    ---------
Net loss..............................................   (16,148,554)   (1,935,508)    (429,853)
Accreted dividends on preferred stock.................    (3,013,000)           --           --
                                                        ------------   -----------    ---------
Net loss attributable to common stockholders..........  $(19,161,554)  $(1,935,508)   $(429,853)
                                                        ============   ===========    =========
Net loss per share attributable to common
  stockholders, basic and diluted.....................  $      (0.79)  $     (0.10)          --
                                                        ============   ===========    =========
Weighted average common shares outstanding............    24,144,313    18,769,065           --
                                                        ============   ===========    =========


                            See accompanying notes.

                        MEDSITE.COM, INC. AND SUBSIDIARY

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT)
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                                                    COMMON
                                                  COMMON STOCK       ADDITIONAL      STOCK
                                   MEMBERS'    -------------------     PAID-IN        TO       ACCUMULATED
                                    DEFICIT      SHARES     AMOUNT     CAPITAL     BE ISSUED     DEFICIT         TOTAL
                                   ---------   ----------   ------   -----------   ---------   ------------   ------------
Balance at December 31, 1996.....  $(143,209)          --    $ --    $        --   $      --   $         --   $   (143,209)
Imputed interest on convertible
  promissory notes...............     11,261           --      --             --          --             --         11,261
Net loss.........................   (429,853)          --      --             --          --             --       (429,853)
                                   ---------                                                                  ------------
Balance at December 31, 1997.....   (561,801)          --      --             --          --             --       (561,801)
Members' deficit converted to
  shareholders' deficit..........    561,801   19,625,601     654       (562,455)         --             --             --
Imputed interest on convertible
  promissory notes...............         --           --      --          1,019          --             --          1,019
Common stock issued for the
  conversion of promissory
  notes..........................         --      183,600       6        152,994          --             --        153,000
Common stock issued..............         --      290,400      10        241,975          --             --        241,985
Exercise of options..............         --      149,100       5          6,375          --             --          6,380
Common stock to be issued
  (254,666 shares)...............         --           --      --             --     355,975             --        355,975
Issuance of warrants in
  connection with bridge notes...         --           --      --         19,752          --             --         19,752
Compensation related to stock
  options........................         --           --      --        127,953          --             --        127,953
Net loss.........................         --           --      --             --          --     (1,935,508)    (1,935,508)
                                   ---------   ----------    ----    -----------   ---------   ------------   ------------
Balance at December 31, 1998.....         --   20,248,701     675        (12,387)    355,975     (1,935,508)    (1,591,245)
Common stock issued..............         --    2,066,997      69      3,890,906    (355,975)            --      3,535,000
Common stock issued in
  satisfaction of accounts
  payable........................         --    2,175,000      73      1,839,927          --             --      1,840,000
Common stock issued for the
  conversion of promissory
  notes..........................         --      130,998       4        129,996          --             --        130,000
Issuance of Series A Redeemable
  Convertible Preferred Stock,
  net of issuance costs of
  $1,476,547.....................         --           --      --      1,523,453          --             --      1,523,453
Issuance of warrants in
  connection with Series B1
  Convertible Preferred Stock....         --           --      --        433,281          --             --        433,281
Issuance of Common Stock related
  to acquisition of business.....         --    1,650,000      55      6,049,945          --             --      6,050,000
Compensation related to stock
  options........................         --           --      --         34,793          --             --         34,793
Net loss.........................         --           --      --             --          --    (16,148,554)   (16,148,554)
Accreted dividends on preferred
  stock..........................         --           --      --             --          --     (3,013,000)    (3,013,000)
                                   ---------   ----------    ----    -----------   ---------   ------------   ------------
Balance at December 31, 1999.....  $      --   26,271,696    $876    $13,889,914   $      --   $(21,097,062)  $ (7,206,272)
                                   =========   ==========    ====    ===========   =========   ============   ============


                            See accompanying notes.

                        MEDSITE.COM, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                  1999          1998         1997
                                                              ------------   -----------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $(16,148,554)  $(1,935,508)  $(429,853)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................       832,961        14,141       6,094
  Amortization of deferred financing cost and imputed
    interest................................................            --        16,800      11,261
  Bad debt expense..........................................       184,625        22,869      13,409
  Accrued interest on marketable securities.................       (15,802)           --          --
  Stock compensation........................................        34,793       127,953          --
  Changes in operating assets and liabilities:
    Accounts receivable.....................................    (4,143,940)      (75,117)    (34,819)
    Inventory...............................................      (813,294)           --          --
    Prepaid expenses and other current assets...............    (1,162,401)     (186,095)      1,698
    Other assets............................................    (1,014,250)       (6,930)       (500)
    Accounts payable and accrued expenses...................     7,644,163     1,160,471      68,424
    Deferred revenue........................................     2,493,029            --          --
                                                              ------------   -----------   ---------
Net cash used in operating activities.......................   (12,108,670)     (861,416)   (364,286)
                                                              ------------   -----------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment..........................    (4,691,662)      (55,160)     (6,808)
Acquisition of business, net of cash acquired of $135,843...    (6,288,699)           --          --
Restricted cash related to business acquired................    (1,503,250)           --          --
Issuance of note receivable.................................      (100,000)           --          --
Purchase of marketable securities...........................    (1,400,000)           --          --
                                                              ------------   -----------   ---------
Net cash used in investing activities.......................   (13,983,611)      (55,160)     (6,808)
                                                              ------------   -----------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series B1 Convertible Preferred
  Stock.....................................................    46,920,708            --          --
Proceeds from issuance of 8% Convertible Promissory Notes...     6,000,000            --          --
Proceeds from issuance of Series A Convertible Preferred
  Stock.....................................................     2,465,000            --          --
Proceeds from issuance of common stock......................     3,535,000       241,985          --
Repayment of bridge notes payable...........................      (385,030)           --          --
Proceeds from exercise of options...........................            --         6,380          --
Proceeds from common stock to be issued.....................            --       355,975          --
Proceeds from bridge notes payable..........................            --       385,030          --
Proceeds from notes payable.................................            --       215,000     118,500
Repayments of notes payable.................................            --       (90,000)         --
Repayments of lease obligations.............................        (4,247)       (3,517)       (264)
Increase (decrease) in due to shareholders..................      (170,250)     (175,067)    243,167
                                                              ------------   -----------   ---------
Net cash provided by financing activities...................    58,361,181       935,786     361,403
                                                              ------------   -----------   ---------
Net increase (decrease) in cash and cash equivalents........    32,268,900        19,210      (9,691)
  Cash and cash equivalents, beginning of year..............        29,353        10,143      19,834
                                                              ------------   -----------   ---------
Cash and cash equivalents, end of year......................  $ 32,298,253   $    29,353   $  10,143
                                                              ============   ===========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest......................  $     12,890   $     9,495   $   5,693
                                                              ============   ===========   =========
NON CASH INVESTING AND FINANCING ACTIVITIES
Common Stock issued for acquisition of business.............  $  6,050,000   $        --   $      --
                                                              ============   ===========   =========
Common Stock issued in satisfaction of accounts payable.....  $  1,840,000   $        --   $      --
                                                              ============   ===========   =========
Warrants issued in connection with Series B1 Convertible
  Preferred Stock...........................................  $    433,281   $        --   $      --
                                                              ============   ===========   =========
Warrants issued in connection with Series A Convertible
  Preferred Stock...........................................  $    396,778   $        --   $      --
                                                              ============   ===========   =========
Notes payable converted to common stock.....................  $    130,000   $   153,000   $      --
                                                              ============   ===========   =========
Stock options issued to independent contractors.............  $     34,793   $        --   $      --
                                                              ============   ===========   =========
Warrants issued in connection with bridge notes.............  $         --   $    19,752   $      --
                                                              ============   ===========   =========
Capital lease obligation for equipment......................  $         --   $        --   $  12,690
                                                              ============   ===========   =========


                            See accompanying notes.

                        MEDSITE.COM, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION OF BUSINESS


     Medsite.com, Inc. (the "Company") is a provider of online business-to-business e-commerce, information and communication products and services to the physician principally in the United States. Physicians can purchase online from the Company a comprehensive selection of medical supplies, books and other practice needs through our e-commerce offerings. The Company's information tools help physicians filter and organize medical information from a number of services. The Company's communication products and services assist physicians in communicating with their patients and colleagues using the internet.


     The Company was founded in November 1995 as Oblisk Interactive, LLC, a New York limited liability corporation ("LLC"). During 1997, LLC changed its name to Medsite Publishing, LLC ("Publishing").


     In January 1998, the members of Publishing formed Medsite Publishing, Inc. ("Publishing, Inc."), a Delaware corporation, and merged Publishing into Publishing, Inc. In connection therewith, Publishing, Inc. issued 19,625,601 shares of its common stock ("Common Stock") in exchange for the membership units of Publishing. In June 1999, Publishing, Inc. changed its name to Medsite.com, Inc.


PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company's policy is to maintain its uninvested cash at minimum levels. Unrestricted cash equivalents, which include highly liquid debt instruments purchased with a maturity of three months or less, were $23.6 million at December 31, 1999.

INVENTORIES

     Inventories, consisting principally of medical supplies, are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Assets acquired under capital leases are stated at the present value of the future minimum lease payments.

                        MEDSITE.COM, INC. AND SUBSIDIARY

     Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the life of the lease, or the useful life of the improvement, whichever is shorter. The estimated useful lives are as follows:


Office Equipment and Furniture                 2 to 5 years
Software                                       1 to 5 years
Tradeshow Fixtures                             3 years
Leasehold Improvements                         0.5 to 10 years


INTANGIBLE ASSETS


     Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over the expected period to be benefited, which is five years.


     The costs of all other intangible assets are amortized over their useful lives, which is five years.

INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period it occurs.

NET LOSS PER SHARE

     Basic loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution from the exercise or conversion of securities into Common Stock.

     Net loss and weighted average shares outstanding used for computing diluted loss per common share were the same as that used for computing basic loss per common share for each of the years ended December 31, 1999 and 1998.


     The company had the following potentially dilutive common stock equivalents at December 31:



                                                           1999        1998
                                                        ----------    -------
Convertible from preferred stock......................  25,039,043         --
Stock options outstanding.............................   4,767,000    360,000
Warrants outstanding..................................   1,178,648    516,000
                                                        ----------    -------
                                                        30,984,691    876,000
                                                        ==========    =======


These common stock equivalents were not included in the computation of diluted net loss per common share because they were anti-dilutive for the periods presented.

STOCK-BASED COMPENSATION

     The Company measures compensation expense related to the grant of stock options and stock-based awards to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), under which compensation expense, if any, is generally based on the difference between the exercise price of an option, or the amount paid for the award, and the market price or fair value of the underlying common stock at the date of the award. Stock-based compensation arrangements involving non-

                        MEDSITE.COM, INC. AND SUBSIDIARY
employees are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", under which such arrangements are accounted for based on the fair value of the option or award. As required by SFAS 123, the Company discloses pro forma net loss information reflecting the effect of applying SFAS 123 fair value measurement to employee arrangements.

ADVERTISING COSTS

     Costs incurred in connection with advertising and promotion of the Company's services and products are expensed as incurred. For the years ended December 31, 1999 and 1998, advertising expenses amounted to approximately $901,000 and $192,000, respectively.

REVENUE RECOGNITION

     The Company operates in one business segment, which is the sale of products and services to the medical community. The Company derives revenue from the sale of medical books and supplies, information and communication services and advertising impressions on its website.


     Medical Books and Supplies: The Company sells medical books and medical supplies through its website. Customers place orders both online and through traditional sales channels and either pay for the goods with credit cards or on account. Once an order is placed, it is processed for shipment through either the Company's internal fulfillment operation or an outside fulfillment center. With respect to orders that involve the delivery of products through third party fulfillment operations, the Company takes legal title to the products purchased at the date of shipment and relinquishes title to its customers upon delivery. When title passes to the customer, the Company recognizes the revenue. Included in medical books and supplies revenue is $380,530, $82,161 and $0 of shipping revenue for the years ended December 31, 1999, 1998 and 1997, respectively.



     Information and Communication Products and Services: Information and communication products include journal tracking services, continuing medical education and e-mail and may be sold on either a fee per usage basis or under a subscription basis that provides for usage of the product or service over a specified time period. Revenues from these products are recognized when usage occurs for fee per usage contracts, or ratably over the contracted period for subscriptions. For the year ended December 31, 1999, such revenues amounted to approximately $139,000.



     Advertising: The Company generates revenues from advertisements on the Company's website. Advertising revenue, derived from the sale of banner advertisements and sponsorships, is recognized ratably over the period the advertising is displayed, provided that no significant Company obligations or commitments relating to a minimum number of impressions remain and collection of the resulting receivable is probable. For the year ended December 31, 1999, advertising revenue amounted to approximately $32,000. There was no significant advertising revenue for the year ended December 31, 1998.



     When the Company's products and services are sold through third party sponsorships, the Company issues a certificate to the customer, which is paid for by the sponsoring organization. Revenue received through the sponsoring organizations is deferred until the customer purchases goods or services from the Company. Revenue is then recognized based on the specific product or service purchased.



     The amount of revenue recognized for the Company's products and services is the sales price of the item plus outbound shipping costs less returns, promotional discounts and coupons.

                        MEDSITE.COM, INC. AND SUBSIDIARY

PRODUCT AND TECHNOLOGY DEVELOPMENT

     Costs incurred in the classification and organization of listings and information within the website and the development of new products and services and enhancements to original products and services are charged to expense as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's product development process, technological feasibility is established upon the Company's completion of a working model.


     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP is effective for fiscal years beginning after December 15, 1998.



     During 1999, the Company expensed approximately $1.4 million of product development costs under SOP 98-1, costs that were incurred for the development of project plans and for ongoing updates to our site graphics. During 1999, the Company capitalized $2.0 million of product development costs under SOP 98-1 that were incurred for the development of new products and the development of added functionality to existing products. During 1998 and 1997, the Company expensed $172,020 and $66,065 of product development costs under SFAS No. 86, respectively. Substantially all of these SFAS No. 86-related costs were incurred for feasibility studies.


CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of temporary cash investments and accounts receivable. The Company restricts temporary cash investments to financial institutions with a high credit standing. Two major customers account for $1.9 million of accounts receivable at December 31, 1999.

     There was no concentration of revenues for the years ended December 31, 1999 and 1998.

RECLASSIFICATIONS

     Certain reclassifications have been made to the prior year's financial statements to conform with the current year's presentation.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

2. SHORT TERM INVESTMENTS

     Management determines the appropriate classification of its investments in debt securities at the time of purchase and classifies them as held to maturity or available for sale. These investments are diversified among high credit securities in accordance with the Company's investment policy. Debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost. Debt securities

                        MEDSITE.COM, INC. AND SUBSIDIARY
that the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company does not invest in securities for the purpose of trading and as such does not classify any securities as trading.

     The cost of debt securities classified as held to maturity are adjusted for amortization of premiums and accretion of discounts to maturity over the estimated useful life of the security. Such amortization and accretion are included in interest income. There were no securities classified as available for sale as of December 31, 1999 and 1998.

     The amortized cost, which approximates fair value, of U.S. corporate debt securities held to maturity at December 31, 1999 is $1,415,802. All securities held to maturity at December 31, 1999 are due within one year.

     There were no changes in the classification of any securities held to maturity or securities available for sale from the time of purchase to the time of maturity or sale.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:


                                                          1999         1998
                                                       ----------    --------
Office equipment and furniture.......................  $1,671,973    $ 94,831
Software.............................................   2,660,149       3,268
Tradeshow fixtures...................................     363,742          --
Leasehold improvements...............................     243,953          --
                                                       ----------    --------
                                                        4,939,817      98,099
Less accumulated depreciation........................     748,972      23,834
                                                       ----------    --------
Property and equipment, net..........................  $4,190,845    $ 74,265
                                                       ==========    ========


4. INTANGIBLE ASSETS

     Intangible Assets consist of the following at December 31, 1999:

Goodwill....................................................  $12,338,699
Trademarks and servicemarks.................................      100,000
                                                              -----------
                                                               12,438,699
Less accumulated amortization...............................      107,823
                                                              -----------
Intangible assets, net......................................  $12,330,876
                                                              ===========

5. NOTES PAYABLE


     In 1996, the Company issued a 4.25% convertible promissory note for $34,500 payable on demand and had a $5,000 non-interest bearing convertible promissory note outstanding. During 1997 and 1998, the Company issued non-interest bearing convertible promissory notes aggregating $118,500 and $125,000, respectively, payable on demand. The Company imputed interest in the amount of approximately $1,000 in 1998 related to these loans. During 1998, notes aggregating $153,000 were converted at the rate of $0.83 per share into 183,600 shares of common stock. The remainder of these notes were converted in January 1999 at the rate of $1.00 per share into 130,998 shares of common stock.

                        MEDSITE.COM, INC. AND SUBSIDIARY

     During 1998, the Company issued promissory notes aggregating $90,000, bearing interest at rates ranging from 30% to 32% and payable on demand. Such notes were repaid during 1998.

6. BRIDGE NOTES

     During 1998, the Company received approximately $385,000 under bridge notes. These notes bear interest at 10% per annum and were due when the Company sold preferred shares as part of an investment agreement (see Note 8). The Company recorded interest expense of approximately $12,000 for the year ended December 31, 1998 in connection with the bridge notes. Such notes were repaid in February 1999.


     The Company granted warrants to purchase 516,000 shares of Common Stock to the bridge noteholders (see Note 9).


7. LONG TERM LIABILITIES -- CONVERTIBLE NOTES


     In June 1999, the Company issued convertible promissory notes in the amount of $6 million. These notes bear interest at 8% and are due on June 30, 2000, and are convertible into shares of the Company's Series B2 preferred stock at a conversion price equal to $3.33 per share of Common Stock. Such notes were converted in October 1999 (see Note 8).


8. PREFERRED STOCK

     On February 3, 1999, the Company authorized 3,000 shares of $.0001 par value Series A Redeemable Convertible Preferred Stock ("Series A Stock") and issued 3,000 shares of the Series A Stock for gross proceeds of $3 million. Prior to the closing of the Series A Stock and as a condition of the closing, the Company performed the following:


     1) Issued 900,000 shares of Common Stock to a significant supplier in full satisfaction of $750,000 in payables outstanding as of February 3, 1999.



     2) For value received in connection with investment banking services, the Company issued 1,200,000 shares of Common Stock valued at $840,000 and warrants to purchase 371,133 shares of Common Stock valued at $101,547, based on the fair value method, to an investment banking firm. The resulting equity issuance costs were recorded as an offset to additional paid-in-capital. The warrants are exercisable for five years at $0.67 per share. This investment banking firm was also paid $300,000 in cash from the proceeds of the Series A Stock sale (see above).


     In October 1999, the Company increased its authorized shares of preferred stock, par value $0.0001, to 10,703,000 shares. Of the total shares authorized, 3,000 shares are designated as Series A, 9,500,000 shares are designated as Series B1 and 1,200,000 shares are designated as Series B2.

     In October 1999, the Company issued 5,539,088 shares of Series B1 Convertible Preferred Stock for gross proceeds of approximately $30.5 million and issued 1,200,000 shares of Series B2 Convertible Preferred Stock in exchange for the $6 million, 8% convertible promissory notes issued in June 1999 (see
Note 7).

     In December 1999, the Company issued 3,574,707 shares of Series B1 Convertible Preferred Stock for gross proceeds of approximately $19.7 million.

     The Series A, Series B1 and Series B2 are each redeemable after 5 years should the Company fail to complete an Initial Public Offering or fail to receive a qualifying offering, as defined. The shares are redeemable at the greater of fair market value or at their original issue price plus all declared and unpaid dividends.

                        MEDSITE.COM, INC. AND SUBSIDIARY

     The Series A shares are convertible into 9,568,361 common shares. The Series B1 and B2 shares are convertible into 1.5 common shares for each share of preferred stock. In accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," the beneficial conversion feature of $3,000,000 relating to the Series A Stock was accounted for as a reduction of income attributable to common stockholders. Because the intrinsic value of the beneficial conversion feature was greater than the proceeds allocated to the Series A Stock, the amount assigned to the beneficial conversion feature was limited to $3,000,000 and was recognized immediately since the securities were convertible immediately by the preferred shareholders.


9. STOCKHOLDERS' EQUITY

COMMON STOCK


     In March 1999, the Company announced a 2-for-1 stock split for all shares of its common stock issued and outstanding. All common stock information included in the accompanying financial statements have been adjusted to reflect the 2-for-1 stock split.



     During 1999, the Company issued 1,684,998 shares of Common Stock for net proceeds of $3,535,000 at prices ranging from $1.00 to $3.33.



     During 1999, the Company issued 2,175,000 shares of Common Stock to vendors as consideration for services rendered in the amount of $1,840,000.



     In December 1999, the Company issued 1,650,000 shares of Common Stock as consideration for the acquisition of Total Health Products, Inc. (see Note 10).


COMMON STOCK TO BE ISSUED


     Common Stock to be issued at December 31, 1998 represents cash received in advance for 381,999 shares of Common Stock that were issued during 1999.


WARRANTS


     As an incentive to the bridge financing (see Note 6), the Company issued warrants to purchase 300,000 shares of Common Stock at an exercise price of $0.67 per share, and warrants to purchase 216,000 shares of Common Stock at an exercise price of $1.00 per share. These warrants can be exercised over a period of five years. The Company valued the warrants at an aggregate of $19,752 and recorded such amount as deferred financing costs, which was amortized over the lives of the underlying notes (through February 1999). The related warrant agreements include certain anti-dilution rights which were waived by several of the warrant holders. The issuance of the Series A Stock (Note 8) activated these anti-dilution rights for those warrant holders who did not waive the aforementioned rights. Consequently, the Company is required to (i) issue an additional 227,887 warrants to purchase common stock at an exercise price of $0.31 per share and (ii) re-price 200,400 of the $0.67 warrants to an exercise price of $0.31.



     In connection with services provided relating to the issuance of Series B1 Convertible Preferred Stock, the Company issued options to purchase 225,000 shares of Common Stock and warrants to purchase 291,515 shares of Common Stock at an exercise price of $3.33 per share. These options and warrants can be exercised over a period of five years. The Company valued the options at $186,000 and the warrants at $247,281, based on the fair value method, and recorded such amounts as an offset to shareholders' equity.

                        MEDSITE.COM, INC. AND SUBSIDIARY

10. ACQUISITION


     On December 1, 1999, the Company acquired Total Health Products, Inc., a medical supplies distributor, for total consideration of approximately $11.7 million, $5.6 million in cash and 1.65 million shares of the Common Stock, of which approximately $1.5 million and 272,727 shares have been placed in escrow and will be released if certain performance obligations are met. The Company recorded the acquisition under the purchase method of accounting. The purchase price has been allocated to the assets acquired, principally (i) accounts receivable of $3.5 million, (ii) inventory of $726,189 and (iii) fixed assets of $715,850 and liabilities assumed, principally (i) $3.3 million of accounts payable, (ii) $2.0 million of loan obligations and (iii) $1.4 million of deferred revenue, based upon their estimated fair values at the date of acquisition. The excess purchase price was approximately $12.3 million and will be amortized on a straight-line basis over a five-year period. The preliminary allocation of purchase price, which includes goodwill, may change upon final determination of the fair value of the net assets acquired. The consolidated results of Medsite.com, Inc. and subsidiary include the results of Total Health for the period from December 1, 1999 and December 31, 1999. If the acquisition had occurred on January 1, 1998, (i) unaudited net sales for the years ended December 31, 1999 and 1998 would have been $21.7 million and $12.6 million, respectively, (ii) unaudited net loss for the years ended December 31, 1999 and 1998 would have been $(20.7) million and $(4.2) million, respectively (iii) unaudited net loss per common share for the years ended December 31, 1999 and 1998 would have been $(0.86) and $(0.22), respectively.


11. INCOME TAXES

     The Company was an LLC from January 1, 1998 through August 26, 1998, and was treated as a "pass-through" partnership for income tax purposes. As a result, the Company's members were responsible for income taxes and no provision for income taxes was required. On August 27, 1998, the Company terminated the LLC and merged into a newly incorporated "C" corporation.

     The federal tax rates for the years ended December 31, 1999 and 1998 were 35%. The effective tax rates were zero for the years ended December 31, 1999 and 1998 due to the Company incurring net operating losses for which no tax benefit was recorded.

     For Federal income tax purposes, the Company had unused net operating loss carry-forwards of approximately $17.9 million expiring in 2018 through 2019. The availability of the net operating loss carry-forwards to offset income in future years may be restricted as a result of future sales of the Company's stock and other events.

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

                                                           DECEMBER 31,
                                                     ------------------------
                                                        1999          1998
                                                     -----------    ---------
Accounts receivable, principally due to allowance
  for doubtful accounts............................  $    50,000    $  11,000
Federal net operating loss carry-forwards..........    6,282,000      214,000
                                                     -----------    ---------
  Total gross deferred tax assets..................    6,332,000      225,000
Less valuation allowance...........................    6,332,000      225,000
                                                     -----------    ---------
  Net deferred tax assets..........................  $        --    $      --
                                                     ===========    =========

                        MEDSITE.COM, INC. AND SUBSIDIARY

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. During 1999 and 1998, the valuation allowance increased by $6.1 million and $225,000, respectively.

12. STOCK OPTION PLAN

     During 1998, the Board of Directors approved the 1999 Stock Option Plan (the "Stock Option Plan") under which "non-qualified" stock options ("NQSOs") to acquire shares of Common Stock may be granted to employees, directors and consultants of the Company and "incentive" stock options ("ISOs") to acquire shares of Common Stock may be granted to employees, including non-employee directors.


     The Stock Option Plan provides for the issuance of up to a maximum of 4,875,000 shares of Common Stock and is currently administered by a committee of the Board of Directors. Under the Stock Option Plan, the option price of any ISO may not be less than the fair market value of a share of Common Stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date the NQSO is granted if the Board of Directors so determines. An ISO may not be granted to a "ten percent shareholder" (as such term is defined in Section 422A of the Internal Revenue
Code) unless the exercise price is at least 110% of the fair market value of the Common Stock and the term of the option may not exceed five years from the date of the grant. The maximum term of each stock option granted to persons other than ten percent shareholders is ten years from the date of the grant.



     The per share weighted average fair value of stock options granted during 1999 and 1998 was $1.24 and $0.23, respectively, on the date of the grant using a Minimum Value option pricing model with the following assumptions: risk-free interest yield of 5.5% for 1999 and ranging from 4.6% to 5.7% for 1998, no dividend yield and an average life of five years.



     The Company applies the provisions of APB Opinion No. 25 in accounting for its Stock Option Plan and, accordingly, no compensation cost has been recognized for ISOs in the financial statements since the exercise price was equal to or greater than the fair market value at the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss attributable to common stockholders would have been increased to the pro forma amounts indicated below:



                                                       1999           1998
                                                   ------------    -----------
Net loss, as reported............................  $(19,161,554)   $(1,935,508)
Net loss, pro forma..............................  $(19,706,200)   $(1,949,908)
Net loss per common share, as reported...........  $      (0.79)   $     (0.10)
Net loss per common share, pro forma.............  $      (0.82)   $     (0.11)



     During 1999 and 1998, the Company granted NQSOs to certain employees and outside consultants that immediately vested and are exercisable over five years from the date of grant. Options to purchase 360,000 shares were granted to employees at exercise prices at or above the fair value of Common Stock during 1999. Options to purchase 83,100 shares of Common Stock were granted to employees at exercise prices below the estimated fair value of the Company's common stock on the date of the grant and 360,000 shares were granted to employees at exercise prices above the fair value of Common Stock during 1998. Additionally, the Company granted options to purchase 135,750 and 66,000 shares of Common Stock to outside consultants during 1999 and 1998, respectively. In accordance with APB 25 and

                        MEDSITE.COM, INC. AND SUBSIDIARY

SFAS 123, the Company recorded aggregate compensation expense of approximately $35,000 and $128,000 for the years ended December 31, 1999 and 1998, respectively, related to these options.

     Option pricing models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Stock option activity under the Stock Option Plan is shown below:


                                                         WEIGHTED
                                                         AVERAGE
                                                         EXERCISE    NUMBER OF
                                                          PRICES      SHARES
                                                         --------    ---------
Outstanding at January 1, 1998.........................   $1.00        360,000
  Granted..............................................   $0.01        149,100
  Exercised............................................   $0.01       (149,100)
                                                                     ---------
Outstanding at December 31, 1998.......................   $1.00        360,000
  Granted..............................................   $3.47      5,132,250
  Forfeited............................................   $3.33       (725,250)
                                                                     ---------
Outstanding at December 31, 1999.......................   $3.30      4,767,000
                                                                     =========


     The following table summarizes weighted average option exercise price information:


                          OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                 --------------------------------------    --------------------------
                     NUMBER        WEIGHTED    WEIGHTED        NUMBER        WEIGHTED
                 OUTSTANDING AT     AVERAGE    AVERAGE     EXERCISABLE AT    AVERAGE
RANGE OF          DECEMBER 31,     REMAINING   EXERCISE     DECEMBER 31,     EXERCISE
EXERCISE PRICES       1999           LIFE       PRICE           1999          PRICE
---------------  --------------    ---------   --------    --------------    --------
$1.00 to
  $3.33.......     3,963,750           7        $3.10         951,750         $2.38
$3.34 to
  $4.67.......       803,250           9        $4.30          30,000         $4.67
                   ---------                                  -------
                   4,767,000                    $3.30         981,750         $2.45
                   =========                                  =======

                        MEDSITE.COM, INC. AND SUBSIDIARY

13. COMMITMENTS AND CONTINGENCIES

LEASES

     At December 31, 1999, the Company was committed under non-cancelable operating and capital leases for the rental of office space and computer equipment. At December 31, 1999, property and equipment included equipment acquired under capital lease obligations of approximately $220,000.

     The Company's future minimum capital and operating lease payments are as follows:

                                                      CAPITAL      OPERATING
                                                      --------    -----------
2000................................................  $106,260    $ 1,675,438
2001................................................   101,144      2,252,997
2002................................................    79,572      2,098,541
2003................................................        --      2,103,393
2004................................................        --      2,106,655
Thereafter..........................................        --     11,485,012
                                                      --------    -----------
                                                       286,976    $21,722,036
Less interest costs                                     32,259
                                                      --------
                                                      $254,717
                                                      ========

     Rent expense amounted to $100,980 and $30,500 for the years ended December 31, 1999 and 1998, respectively.

EMPLOYMENT CONTRACTS

     During 1999, the Company entered into employment agreements with certain of its officers for an aggregate amount of approximately $3.6 million expiring through 2002. Such agreements may be terminated by either party without cause as defined in the agreements. The Company's remaining commitment as of December 31, 1999 under such agreements aggregated approximately $2.1 million.

14. SUBSEQUENT EVENTS

ACQUISITION


     On January 12, 2000, the Company acquired American Medical Communications, Inc., ("AMC") a continuing medical education provider, for 630,000 shares of Common Stock. The Company recorded the acquisition under the purchase method of accounting. The purchase price has been allocated to the assets acquired and liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess purchase price was approximately $7.6 million and will be amortized on a straight-line basis over a five-year period.


INITIAL PUBLIC OFFERING

     The Company is proposing an initial public offering of its Common Stock.


15. STOCK SPLIT



     Prior to the completion of its initial public offering, the Company effected a stock split at a ratio of three for two. All share and per share amounts in the financial statements have been adjusted to reflect the
three-for-two stock split, effective on        .

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Total Health Products, Inc.

     We have audited the accompanying balance sheet of Total Health Products, Inc. as of November 30, 1999 and the related statements of operations, stockholder's deficit, and cash flows for the eleven months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Total Health Products, Inc. as of November 30, 1999 and the results of its operations and its cash flows for the eleven months then ended in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG
New York, New York

February 9, 2000

                          TOTAL HEALTH PRODUCTS, INC.


                                 BALANCE SHEET

                                                               NOVEMBER 30,
                                                                   1999
                                                              --------------
                                                              (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents.................................     $   117
  Accounts receivable, less allowance of $1,900.............       3,649
  Inventories...............................................         726
  Prepaid expenses and other current assets.................         107
                                                                 -------
Total current assets........................................       4,599
Property and equipment, net.................................         716
                                                                 -------
Total assets................................................     $ 5,315
                                                                 =======
LIABILITIES AND STOCKHOLDER'S (DEFICIT)
Current liabilities:
  Line of credit............................................     $ 1,750
  Accounts payable..........................................       2,425
  Accrued expenses and other current liabilities............         852
  Loan payable, stockholder.................................         258
  Deferred revenue..........................................       1,444
  Lease obligation payable -- current.......................          82
                                                                 -------
Total current liabilities...................................       6,811
Lease obligation payable, net of current portion............         175
                                                                 -------
Total liabilities...........................................       6,986
Stockholder's (deficit):
  Common stock, no par value, authorized 100 shares, 80
     shares issued and outstanding..........................           1
  Accumulated deficit.......................................      (1,672)
                                                                 -------
Total stockholder's (deficit)...............................      (1,671)
                                                                 -------
Total liabilities and stockholder's (deficit)...............     $ 5,315
                                                                 =======

                             See accompanying notes

                          TOTAL HEALTH PRODUCTS, INC.


                            STATEMENT OF OPERATIONS

                                                              ELEVEN MONTHS ENDED
                                                                 NOVEMBER 30,
                                                                     1999
                                                              -------------------
                                                                (IN THOUSANDS)
Net Sales...................................................        $12,801
Cost of sales...............................................          8,831
                                                                    -------
Gross profit................................................          3,970
Selling, general and administrative expenses................          5,988
                                                                    -------
Loss from operations........................................         (2,018)
Interest expense, net.......................................            (83)
                                                                    -------
Net loss....................................................        $(2,101)
                                                                    =======

                             See accompanying notes

                          TOTAL HEALTH PRODUCTS, INC.


                      STATEMENT OF STOCKHOLDER'S (DEFICIT)

                                                                 ELEVEN MONTHS ENDED
                                                                  NOVEMBER 30, 1999
                                                   -----------------------------------------------
                                                                       RETAINED          TOTAL
                                                    COMMON STOCK       EARNINGS/     STOCKHOLDER'S
                                                   ---------------    ACCUMULATED       EQUITY
                                                   SHARES   AMOUNT     (DEFICIT)       (DEFICIT)
                                                   ------   ------    -----------    -------------
                                                      (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)
Balance at December 31, 1998.....................    80       $1        $   579         $   580
Net loss.........................................                        (2,101)         (2,101)
Dividends paid...................................                          (150)           (150)
                                                     --       --        -------         -------
Balance at November 30, 1999.....................    80       $1        $(1,672)        $(1,671)
                                                     ==       ==        =======         =======

                             See accompanying notes

                          TOTAL HEALTH PRODUCTS, INC.


                            STATEMENT OF CASH FLOWS


                                                              ELEVEN MONTHS ENDED
                                                                 NOVEMBER 30,
                                                                     1999
                                                              -------------------
                                                                (IN THOUSANDS)
Cash flows from operating activities:
Net loss....................................................        $(2,101)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................            188
  Bad debt expense..........................................          1,836
  Increase (decrease) in cash attributable to changes in
     operating assets and liabilities:
     Accounts receivable....................................         (3,682)
     Inventories............................................            (57)
     Prepaid expenses and other current assets..............            135
     Accounts payable.......................................          1,444
     Accrued expenses and other current liabilities.........            714
     Deferred revenue.......................................            876
                                                                    -------
Net cash used in operating activities.......................           (647)
                                                                    -------
Net cash used in investing activities -- purchase of
  property and equipment....................................           (411)
Cash flows from financing activities:
  Proceeds from line of credit borrowings...................          1,349
  Dividends paid............................................           (150)
  Principal payments on obligations under capital leases....            (62)
                                                                    -------
Net cash provided by financing activities...................          1,137
                                                                    -------
Net increase in cash........................................             79
Cash, beginning of period...................................             38
                                                                    -------
Cash, end of period.........................................        $   117
                                                                    =======
Supplemental disclosure of cash flow information -- cash
  paid during period for interest...........................        $    71
                                                                    =======


                             See accompanying notes

                          TOTAL HEALTH PRODUCTS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     Total Health Products, Inc., the "Company," is located in Bloomfield, New Jersey and was established in 1988 as an "S" Corporation. The Company's principal business activity is to sell medical supplies and books to physicians. The Company issues certificates to doctors through companies which sponsor seminars for individual doctors to attend. Each doctor in attendance receives a certificate. The certificates are returned to the Company and a credit to each doctor's account is then recognized for use toward current or future purchases.

  INVENTORIES

     Inventories, consisting of medical supplies, are stated at the lower of cost (first-in, first-out method) or market.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets ranging from three to seven years.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. An impairment loss is the difference by which the carrying amount of an asset exceeds its fair value.

  REVENUE RECOGNITION

     The Company recognizes revenue upon shipment of its products. The certificates that are received from the doctors are classified as deferred revenue at the time the Company invoices the respective sponsoring companies, and operating revenues are credited when shipment occurs.

  ADVERTISING COSTS

     Advertising costs are expensed as incurred and totaled approximately $4 for the 11 month period ended November 30, 1999.

  INCOME TAXES

     The Company's stockholder has elected "S" Corporation status for federal and state income tax purposes. As an "S" Corporation, the stockholder is liable for federal and substantially all state income taxes on the Company's taxable income and receives the benefit of losses.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          TOTAL HEALTH PRODUCTS, INC.

                                 (IN THOUSANDS)

2. PROPERTY AND EQUIPMENT

     Property and equipment as of November 30, 1999 consist of the following:

                                                                         ESTIMATED
                                                                       USEFUL LIVES
                                                                       -------------
Equipment...................................................  $  935       3-7 years
Leasehold improvements......................................      41   life of lease
Furniture and fixtures......................................      45       3-5 years
                                                              ------
                                                               1,021
Less accumulated depreciation and amortization..............     305
                                                              ------
                                                              $  716
                                                              ======

3. LINE OF CREDIT BORROWINGS

     The Company has a $1,750 line of credit with a bank. Borrowings under this line bear interest at the prime rate (8.5% at November 30, 1999) plus 1/4%, are guaranteed by the Company's stockholder and are collateralized by the Company's assets. The balance was paid in full in December 1999 in connection with the sale of the Company (Note 10).

4. OBLIGATIONS UNDER CAPITAL LEASES

     At November 30, 1999, property and equipment included equipment acquired under capital lease obligations of $342 and accumulated amortization includes $110.

     Aggregate future required principal payments at November 30, 1999 are as follows:

Year ending November 30,
  2000......................................................  $101
  2001......................................................   101
  2002......................................................    88
                                                              ----
          Total.............................................   290
Less amount representing interest...........................    33
                                                              ----
Present value of future lease payments......................   257
Less current portion........................................    82
                                                              ----
                                                              $175
                                                              ====

5. RELATED PARTY TRANSACTIONS

     At November 30, 1999, the Company had a loan payable to the stockholder of $258. The loan bears interest at 12% per annum. Interest expense on this loan for the 11 months ended November 30, 1999 was $31. The loan is subordinated to the line of credit borrowing, and was paid in full on December 1, 1999 in connection with the sale of the Company (Note 10).

6. RETIREMENT PLAN

     The Company has a profit sharing plan (the "Plan"), which has a 401(k) provision that was added in April 1997. The Plan covers all employees who meet certain eligibility requirements, as indicated in the Plan, and deferral of compensation under the 401(k) provision is voluntary. Employees who elect to

                          TOTAL HEALTH PRODUCTS, INC.

                                 (IN THOUSANDS)

participate are required to defer between 1% and 15% of their eligible compensation. Prior to the addition of the 401(k) provision, contributions to the profit sharing plan were made at the discretion of the Board of Directors. Under the 401(k) provision, the Company is required to make matching contributions equal to 50% of the first 5% of employee deferred compensation. Company contributions for 1999 were $20.

7. MAJOR CUSTOMERS AND SUPPLIERS

     The Company had sales to two major customers in 1999 aggregating approximately $9.3 million. These two major customers account for approximately $3.2 million in accounts receivable for 1999. The Company had purchases of products for sale from four suppliers in 1999 aggregating $2,900.

8. COMMITMENTS

     The Company is obligated under office and warehouse leases expiring between 2002 and 2004. Aggregate future rental payments are as follows:

YEAR ENDING
NOVEMBER 30
-----------
2000........................................................  $71
2001........................................................   71
2002........................................................   40
2003........................................................   30
2004........................................................    5

     Rent expense for the eleven months ended November 30, 1999 was $71.

9. CONCENTRATION

     The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100.

10. SUBSEQUENT EVENTS

     On November 30, 1999, the Company and its shareholders entered an Agreement and Plan of Merger with Medsite.com, Inc. Under the terms of the agreement, in December 1999, all shares of the Company were extinguished and the Company was merged into a subsidiary of Medsite.com, Inc. In connection with this transaction both the line of credit and the stockholder loan were paid in full.

                         REPORT OF INDEPENDENT AUDITORS

Stockholder of
Total Health Products, Inc.

     We have audited the accompanying balance sheets of Total Health Products, Inc. as of December 31, 1998 and 1997, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Total Health Products, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          /s/ AMPER, POLITZINER & MATTIA P.A.

Edison, New Jersey
August 13, 1999

                          TOTAL HEALTH PRODUCTS, INC.

                                 BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                FOR SHARE AMOUNTS)
ASSETS
Current assets
  Cash......................................................   $   38       $    9
  Accounts receivable, less allowance for doubtful accounts
     of $65 in 1998 and $100 in 1997........................    1,803        1,153
  Inventory.................................................      669          795
  Prepaid expenses and other current assets.................      242          229
                                                               ------       ------
          Total current assets..............................    2,752        2,186
Equipment, property and purchased software, net.............      494           93
                                                               ------       ------
                                                               $3,246       $2,279
                                                               ======       ======
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Line of credit borrowings.................................   $  402       $  179
  Obligations under capital leases, current portion.........       77           --
  Accounts payable..........................................      981        1,113
  Accrued expenses and other current liabilities............      138           33
  Loan payable, stockholder.................................      258           --
  Unearned revenues.........................................      568          327
                                                               ------       ------
          Total current liabilities.........................    2,424        1,652
                                                               ------       ------
Long-term liability
  Obligations under capital leases, less current portion....      242           --
  Loan payable, stockholder.................................       --          258
                                                               ------       ------
                                                                  242          258
                                                               ------       ------
Commitment
Stockholder's equity
  Common stock, no par value, authorized 100 shares.........        1            1
     80 shares issued and outstanding.......................      579          368
                                                               ------       ------
  Retained earnings.........................................      580          369
                                                               ------       ------
          Total stockholder's equity........................   $3,246       $2,279
                                                               ======       ======

                See accompanying notes to financial statements.

                          TOTAL HEALTH PRODUCTS, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Revenues....................................................  $11,128    $11,339
Cost of revenues............................................    7,562      8,072
                                                              -------    -------
Gross profit................................................    3,566      3,267
Selling, general and administrative expenses................    3,300      2,856
                                                              -------    -------
Income from operations......................................      266        411
Interest expense, net.......................................       55         43
                                                              -------    -------
Net income..................................................      211        368
Retained earnings, beginning of year........................      368         --
                                                              -------    -------
Retained earnings, end of year..............................  $   579    $   368
                                                              =======    =======

                See accompanying notes to financial statements.

                          TOTAL HEALTH PRODUCTS, INC.

                            STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                              1998     1997
                                                              -----    -----
                                                              (IN THOUSANDS)
Cash flows from operating activities
  Net income................................................  $ 211    $ 368
  Adjustments to reconcile net income to net cash used in
     operating activities:
     Depreciation and amortization..........................     34       26
     Provision for bad debts................................     73       48
     Increase (decrease) in cash attributable to changes in
      operating assets and liabilities:
       Accounts receivable..................................   (723)    (725)
       Inventory............................................    126     (386)
       Prepaid expenses and other current assets............    (14)    (179)
       Accounts payable.....................................   (132)     494
       Accrued expenses and other current liabilities.......    105      (38)
       Unearned revenues....................................    241      138
                                                              -----    -----
Net cash used in operating activities.......................    (79)    (254)
                                                              -----    -----
Net cash used in investing activities, purchases of
  equipment and software....................................    (93)     (65)
                                                              -----    -----
Cash flows from financing activities
  Principal payments on obligations under capital leases....    (22)      --
  Principal payments on loan payable, stockholder...........     --      (63)
  Proceeds from line of credit borrowings...................    223      174
                                                              -----    -----
Net cash provided by financing activities...................    201      111
                                                              -----    -----
Net increase (decrease) in cash.............................     29     (208)
Cash, beginning of year.....................................      9      217
                                                              -----    -----
Cash, end of year...........................................  $  38    $   9
                                                              =====    =====
Supplemental disclosures of cash flow information, cash paid
  during the year for interest..............................  $  52    $  43
                                                              =====    =====
Supplemental disclosures of noncash investing and financing
  activities, equipment and software purchased by
  obligations under capital leases..........................  $ 319    $  --
                                                              =====    =====

                 See accompanying notes to financial statements

                          TOTAL HEALTH PRODUCTS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     Total Health Products, Inc., (the "Company,") is located in Bloomfield, New Jersey and was established in 1988 as a S-Corporation. The Company's principal business activity is to sell wholesale medical supplies to individual doctors throughout the United States. The Company issues certificates to doctors through "Meeting" companies, which sponsor seminars for individual doctors to attend. Each doctor in attendance receives a certificate from the Company. The certificates are returned to the Company and a credit to each doctor's account is then recognized for use toward current or future purchases. The Company is currently integrating its operations through a newly designed website.

  Inventories

     Inventories, consisting of medical supplies, are stated at the lower of cost (first in, first out method) or market.

  Equipment, Property and Purchased Software

     Equipment, property and purchased software are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization primarily on the declining-balance method as follows:

                                                            ESTIMATED
ASSETS                                                    USEFUL LIVES
------                                                    -------------
Leasehold improvements..................................  life of lease
Equipment...............................................      5-7 Years
Purchased software......................................        3 Years

  Impairment of Long-Lived Assets

     The Company periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. An impairment loss is the difference by which the carrying amount of an asset exceeds its fair value.

  Revenue Recognition

     The Company recognizes revenue upon shipment of its products. The coupons that are received from the doctors are classified as unearned revenue at the time the Company invoices the respective meeting companies, until shipment occurs.

  Advertising Costs

     Advertising costs are expensed as incurred and totaled approximately $50 and $5 in 1998 and 1997, respectively.

  Income Taxes

     The Company's stockholder has elected "S" Corporation status for federal and state income tax purposes. As a "S" Corporation, the stockholder is liable for federal and substantially all state income taxes on the Company's taxable income and receives the benefit of losses.

                          TOTAL HEALTH PRODUCTS, INC.

                                 (IN THOUSANDS)

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. EQUIPMENT, PROPERTY AND PURCHASED SOFTWARE

     Details of equipment, property and purchased software as of December 31, 1998 and 1997, are as follows:

Equipment.............................................  $488    $135
Leasehold improvements................................    41      41
Purchased software....................................    82      --
                                                        ----    ----
                                                         611     176
Less accumulated depreciation and amortization........   117      83
                                                        ----    ----
                                                        $494    $ 93
                                                        ====    ====

3. LINE OF CREDIT BORROWINGS

     The Company has a $1,250 line of credit with a bank. Borrowings under this line bears interest at the prime rate (7.75% at December 31, 1998) plus 1/4% and is guaranteed by the Company's stockholder and is collateralized by the Company's assets. This line expired on June 30, 1999, and is being renewed on a monthly basis.

4. OBLIGATIONS UNDER CAPITAL LEASES

     At December 31, 1998, equipment and purchased software acquired under capital lease obligations include $319 and accumulated amortization includes $5.

     Aggregate future required lease payments at December 31, 1998, are as follows:

Year ending December 31,
  1999......................................................  $101
  2000......................................................   101
  2001......................................................   101
  2002......................................................    70
                                                              ----
Total.......................................................   373
Less amount representing interest...........................    54
                                                              ----
Present value of future lease payments......................   319
Less current portion........................................    77
                                                              ----
                                                              $242
                                                              ====

5. RELATED PARTY TRANSACTIONS

     At December 31, 1998 and 1997, the Company had a loan payable to a stockholder of $258. The loan bears interest at 12% per annum. Interest expense on this loan for 1998 and 1997 was $31 and $29,

                          TOTAL HEALTH PRODUCTS, INC.

                                 (IN THOUSANDS)

respectively. The loan is subordinated to the line of credit borrowing (Note 3). The loan is expected to be repaid by December 31, 1999.

6. RETIREMENT PLAN

     The Company has a profit sharing plan (the "Plan"), which has a 401(k) provision that was added in April 1997. The Plan covers all employees who meet certain eligibility requirements, as indicated in the Plan, and deferral of compensation under the 401(k) provision is voluntary. Employees who elect to participate are required to defer between 1% and 15% of their eligible compensation. Prior to the addition of the 401(k) provision, contributions to the profit sharing plan were made at the discretion of the Board of Directors. Under the 401(k) provision, the Company is required to make matching contributions equal to 50% of the first 5% of employee deferred compensation. Company contributions for 1998 and 1997, were $19 and $13, respectively.

7. MAJOR CUSTOMERS AND SUPPLIERS

     The Company had sales to two major customers in 1998 and 1997, aggregating approximately $7.5 million and $8.5 million, respectively. These two major customers accounted for approximately $700 and $550 in account receivable balances for 1998 and 1997, respectively. The Company had purchases of products for sale from three suppliers in 1998 and 1997, aggregating $2.4 million and $2.7 million, respectively.

8. COMMITMENT

     The Company is obligated under office and warehouse leases expiring between 2002 and 2004. Aggregate future minimum rental payments are as follows:

Year Ending December 31,
  1999......................................................  $49
  2000......................................................   71
  2001......................................................   71
  2002......................................................   37
  2003......................................................   30
Thereafter..................................................    3

     Rent expense for 1998 and 1997, was $30 and $29, respectively.

9. CONCENTRATION

     The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100.

10. YEAR 2000 (UNAUDITED)

     The Company has completed an assessment of the effect of Year 2000 Issues on operations. Such assessment included consideration of: hardware, software, and imbedded systems. A plan has been developed to remedy issues identified in the assessment. The implementation of this plan provides for the Company to be year 2000 compliant by the third quarter of 1999. The implementation of this plan is currently on target and such progress is monitored monthly by the management. Management estimates that the costs associated with these activities will not have a material effect on the Company's operations.

                          TOTAL HEALTH PRODUCTS, INC.

                                 (IN THOUSANDS)

11. SUBSEQUENT EVENTS


     In July 1999, the Company entered into a five-year employment with an employee, effective January 1, 1999. The agreement provides for, among other things, a $100 bonus, a salary based upon a gross profit computation and a payment in the event of sale or merger of the Company.


     In June 1999, the stockholder of the Company has expressed an intent to enter into a proposed transaction subject to the execution of a binding definitive agreement to sell all of his stock in the Company.

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.



SEC registration fee........................................  $   34,005
NASD filing fee.............................................      10,500
NASDAQ National Market Fees.................................      95,000
Printing and engraving expenses.............................     250,000
Accountant's fees and expenses..............................     300,000
Legal fees and expenses.....................................     650,000
Miscellaneous...............................................      10,495
                                                              ----------
     Total..................................................  $1,350,000
                                                              ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article VIII of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


     During the past three years, the Registrant has issued and sold the following unregistered securities:



          (1) Between March 1999 and December 31, 1999, the Registrant granted and issued options to purchase 4,767,000 shares of common stock to employees and consultants of the registrant under the Registrant's 1999 Stock Plan at exercise prices ranging from $2.00 to $8.33. These securities have been issued in transactions exempt from registration under the Securities Act of 1933 in reliance upon Rule 701 promulgated under the Securities Act of 1933. Where Rule 701 has not been available, the securities have been issued in transactions exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Securities Act of 1933.



          (2) During 1997, the Registrant issued convertible promissory notes in an aggregate principal amount of $118,500 to nine investors and during 1998 the Company issued convertible promissory notes in an aggregate principal amount of $215,000 to five investors. These securities have been issued in transactions exempt from registration in reliance upon Section 4(2) of the Securities Act of 1933.



          (3) In December 1997, the Registrant granted and issued options to purchase an aggregate of 360,000 shares of common stock to Sundeep Bhan, Sameer Shariff, Sanjay Pingle and Rajnish

     Kapoor at an exercise price of $0.44 per share. These options were granted outside the Registrant's 1999 Stock Plan. These securities have been issued in transactions exempt from registration under the Securities Act of 1933 in reliance upon Rule 701 promulgated under the Securities Act of 1933. Where Rule 701 has not been available, the securities have been issued in transactions exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Securities Act of 1933.



          (4) In February 1999, the Registrant issued and sold 3,000 shares of its class A preferred stock convertible into an aggregate of 9,568,361 shares of common stock to two entities affiliated with Argentum Capital Partners L.P. for an aggregate purchase price of $3,000,000. These securities have been issued in transactions exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder.



          (5) In March 1999, the Registrant completed a two-for-one stock split of its outstanding common stock in which each share of common stock was split into two shares of common stock.



          (6) In March 1999, the Registrant issued and sold 200,000 shares of common stock to Penn Ventures LLC for an aggregate purchase price of $1,000,000.



          (7) In October 1999, the Registrant issued and sold shares of class B1 preferred stock convertible into an aggregate of 8,308,632 shares of common stock to 41 investors including Reuters Holding Switzerland S.A, CB Capital L.P., Brookside Partners Fund, L.P., TCW/ICICI India Private Equity AMP Fund, entities affiliated with Weiss, Peck & Greer, Delmas Business LTD, Hikari Tsushin, Inc., Argentum Capital Partners II, L.P., Metchem Engineering SA, Tenet Healthcare Corporation, Merchant Capital Inc., Everest Venture Partners II, investors associated with Wilson Sonsini Goodrich & Rosati, P.C., and thirteen other investors for an aggregate purchase price of $30,464,984. In connection with this sale of securities, Registrant paid an advisory fee of approximately $2.8 million and granted a warrant to purchase 216,515 shares of common stock to Credit Suisse First Boston Corporation. These securities have been issued in a transaction exempt from registration in reliance upon Section 4(2) of the Securities Act of 1933.



          (8) In October 1999, the Registrant issued shares of class B2 preferred stock convertible into an aggregate of 1,800,000 shares of common stock to MEDNUT LLC, Investcare Partners Limited Partnership, Jordex Resources, Inc. and Aspen Associates LLC in exchange for full cancellation of $6,000,000 of convertible promissory notes issued by the Registrant in June 1999. These securities have been issued in a transaction exempt from registration in reliance upon Section 4(2) of the Securities Act of 1933.



          (9) In December 1999, the Registrant issued shares of class B1 preferred stock convertible into an aggregate of 5,362,062 shares of common stock to CB Capital L.P., Morgan Stanley Dean Witter Venture Partners IV, L.P., The Goldman Sachs Group, Inc., Reuters Holding Switzerland S.A., Brookside Capital Partners Fund, L.P., MEDNUT LLC, Investcare Partners Limited Partnership, Hikari Tsushin, Inc., Jordex Resources, Inc., Tenet Healthcare Corporation, entities associated with Weiss, Peck & Greer, Delmas Business LTD, Metchem Engineering SA, James Tananbaum and Raj Mehra for an aggregate purchase price of $19,660,894.



          (10) In December 1999, the Registrant issued 1,650,000 shares of common stock to the former stockholder of Total Health Products, Inc. in connection with the acquisition of Total Health Products, Inc. These securities have been issued in a transaction exempt from registration in reliance upon Section 4(2) of the Securities Act of 1933.



          (11) In January 2000, the Registrant issued 630,000 shares of common stock to the former shareholders of American Medical Communications, Inc. in connection with the acquisition of American Medical Communications, Inc. These securities have been issued in a transaction exempt from registration in reliance upon Section 4(2) of the Securities Act of 1933.

          (12) From July 1998 to December 1999 the Registrant issued warrants to purchase an aggregate of 992,133 shares of common stock to Richard & Linda Grossfeld, Barry Neuman, Harry Sendzischew, E.W. Boland, Leslie & Josh Ostrin, Richard Gershman, David Faxon, Roger Lash, Bernard Kolkana Trust, Robert Reardon, Arthur Midili, Larry Laliberte, Claude Serfillipi, Howard Seife, William Greason, Howard Chesin, K.L. Peterson & B.H. Peterson Charitable Remainder Trust, Kenneth L. Peterson, Scott Jordan, John & Elizabeth Smale, Lawrence Nusbaum, Martin Kaplan, Mikhail Vorotynstev, Dila Skrelja, Danielle Doukas Trust, Rex Moore, Elena Vorotynstev, Leonard Pedris, East 88th Street Corp., White Rock Tuscon LLC, Internet Ventures Partners LLC, Dan Lee Ltd. and Dall Inc. at exercise prices ranging from $0.33 to $3.33 per share.



          (13) In March 2000, the Registrant issued 10,000 shares of common stock to Matthews Medical and Scientific, Inc. These securities have been issued in a transaction exempt from registration in reliance upon Section 4(2) of the Securities Act of 1933.



     In all of the above transactions, the recipients of securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS.


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 1.1      Form of Underwriting Agreement*
 3.1      Fourth Amended and Restated Certificate of Incorporation of
          Registrant**
 3.2      Form of Amended and Restated Certificate of Incorporation of
          the Registrant to be filed promptly after the closing of the offering
 3.3      Bylaws of the Registrant
 3.4      Form of Bylaws of the Registrant to be in effect after the closing of the offering
 4.1      Specimen Common Stock Certificate*
 4.2      Investor Rights Agreement by and among Registrant and
          Purchasers of Registrant's Class A, B-1 and B-2 Preferred
          Stock, Sundeep Bhan, Sanjay Pingle, Sameer Shariff, Rajnish
          Kapoor, Mercer Management Consulting, Merchant Capital, Inc.
          and Douglas Mack
 4.3      Rights Agreement by and among Registrant and the former
          shareholders of American Medical Communications, Inc.
 5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation*
10.1      Form of Indemnification Agreement between the Registrant and each of its directors and officers*
10.2      1999 Stock Option Plan
10.3      2000 Stock Option Plan and form of agreement thereunder
10.4      2000 Employee Stock Purchase Plan and form of agreement
          thereunder
10.5      2000 Director Option Plan and form of agreement thereunder
10.6      Employment Agreement by and between Registrant and Sundeep
          Bhan
10.7      Employment Agreement by and between Registrant and Sameer
          Shariff
10.8      Employment Agreement by and between Registrant and Sanjay
          Pingle
10.9      Employment Agreement by and between Registrant and Gregory
          Scott
10.10     Employment Agreement by and between Registrant and Douglas
          Mack
10.11     Employment Agreement by and between Registrant and Vincent
          Friedewald, Jr., M.D.
10.12     Lease Agreement by and between Registrant and
          Broadway -- 13th Associates, L.P.

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
10.13     Lease Agreement by and between Registrant and 59 Maiden Lane
          Associates, LLC
10.14     Supply Agreement by and between Registrant and Matthews
          Medical Books+*
23.1      Consent of Ernst & Young LLP, Independent Auditors**
23.1a     Consent of Amper, Politziner & Mattia P.A.**
23.2      Consent of Counsel (see Exhibit 5.1)*
24.1      Power of Attorney (see page II-5)
27.1      Financial Data Schedules


---------------

*  To be filed by amendment.



** Filed herewith.



   All other exhibits have been previously filed.


+ Confidential treatment has been requested for portions of this exhibit. The omitted portions have been separately filed with the Commission.

     (b) FINANCIAL STATEMENT SCHEDULES.

SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


     All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.


ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of New York, New York, on April 4, 2000.


                                          Medsite.com, Inc.

                                          By: /s/     SUNDEEP BHAN
                                            ------------------------------------
                                                        Sundeep Bhan
                                                  Chief Executive Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                                                    TITLE                           DATE
---------                                                    -----                           ----

            /s/ SUNDEEP BHAN               President, Chief Executive Officer and        April 4, 2000
-----------------------------------------  Chairman of the Board of Directors
              Sundeep Bhan                 (Principal Executive Officer)

*                                          Executive Vice President, Chief Financial     April 4, 2000
-----------------------------------------  Officer and Secretary (Principal Financial
Gregory Scott                              and Accounting Officer)

*                                          Executive Vice President,                     April 4, 2000
-----------------------------------------  Sales & Marketing
Sameer Shariff

*                                          Executive Vice President,                     April 4, 2000
-----------------------------------------  Products
Sanjay Pingle

*                                          Senior Vice President,                        April 4, 2000
-----------------------------------------  e-Commerce
Douglas Mack

*                                          Director                                      April 4, 2000
-----------------------------------------
Walter Barandiaran

*                                          Director                                      April 4, 2000
-----------------------------------------
Mitchell Blutt, M.D.

*                                          Director                                      April 4, 2000
-----------------------------------------
Gary Stein

                         REPORT OF INDEPENDENT AUDITORS

     We have audited the consolidated financial statements of Medsite.com., Inc. and subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' (deficit) and cash flows for each of the three years in the period ended December 31, 1999 and have issued our report thereon dated February 9, 2000. Our audits also included the consolidated financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the consolidated financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                                ERNST & YOUNG LLP



New York, New York


March 31, 2000, except as to Note 15, as to which the date is May, 2000.



     The foregoing report is in the form that will be signed upon the stock split having been effected as described in Note 15 to the financial statements.



                                          /s/ ERNST & YOUNG LLP



New York, New York


April 4, 2000

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                        MEDSITE.COM, INC. AND SUBSIDIARY


                                              BALANCE AT   CHARGED TO   CHARGED TO   WRITE-OFFS   BALANCE AT
                                              BEGINNING    COSTS AND      OTHER        NET OF        END
                                               OF YEAR      EXPENSES     ACCOUNTS    RECOVERIES    OF YEAR
                                              ----------   ----------   ----------   ----------   ----------
Allowance for Doubtful Accounts 1997........   $    --      $     --                               $     --
Allowance for Doubtful Accounts 1998........   $    --      $ 32,125                               $ 32,125
Allowance for Doubtful Accounts 1999........   $32,125      $184,625                               $216,750

                                 EXHIBIT INDEX


EXHIBIT                                                                    SEQUENTIAL
NUMBER                       DESCRIPTION OF DOCUMENT                       PAGE NUMBER
-------                      -----------------------                       -----------
   1.1     Form of Underwriting Agreement*
   3.1     Fourth Amended and Restated Certificate of Incorporation of
           Registrant**
   3.2     Form of Amended and Restated Certificate of Incorporation of
           the Registrant to be filed promptly after the closing of the offering
   3.3     Bylaws of the Registrant
   3.4     Form of Bylaws of the Registrant to be in effect after the closing of the offering
   4.1     Specimen Common Stock Certificate*
   4.2     Investor Rights Agreement by and among Registrant and
           Purchasers of Registrant's Class A, B-1 and B-2 Preferred
           Stock, Sundeep Bhan, Sanjay Pingle, Sameer Shariff, Rajnish
           Kapoor, Mercer Management Consulting, Merchant Capital, Inc.
           and Douglas Mack
   4.3     Rights Agreement by and among Registrant and the former
           shareholders of American Medical Communications, Inc.
   5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation*
  10.1     Form of Indemnification Agreement between the Registrant and each of its directors and officers*
  10.2     1999 Stock Option Plan
  10.3     2000 Stock Option Plan and form of agreement thereunder
  10.4     2000 Employee Stock Purchase Plan and form of agreement
           thereunder
  10.5     2000 Director Option Plan and form of agreement thereunder
  10.6     Employment Agreement by and between Registrant and Sundeep
           Bhan
  10.7     Employment Agreement by and between Registrant and Sameer
           Shariff
  10.8     Employment Agreement by and between Registrant and Sanjay
           Pingle
  10.9     Employment Agreement by and between Registrant and Gregory
           Scott
 10.10     Employment Agreement by and between Registrant and Douglas
           Mack
 10.11     Employment Agreement by and between Registrant and Vincent
           Friedewald, Jr., M.D.
 10.12     Lease Agreement by and between Registrant and
           Broadway -- 13th Associates, L.P.
 10.13     Lease Agreement by and between Registrant and 59 Maiden Lane
           Associates, LLC
 10.14     Supply Agreement by and between Registrant and Matthews
           Medical Books+*
  23.1     Consent of Ernst & Young LLP, Independent Auditors**
 23.1a     Consent of Amper, Politziner & Mattia P.A.**
  23.2     Consent of Counsel (see Exhibit 5.1)*
  24.1     Power of Attorney (see page II-5)
  27.1     Financial Data Schedules


---------------
 * To be filed by amendment.


** Filed herewith.



   All other exhibits have been previously filed.


 + Confidential treatment has been requested for portions of this exhibit. The omitted portions have been separately filed with the Commission.
--------------------------------------------------------------------------------
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